P.E. 12/31/06

AR/S

0-49731

07048375

Severn Bancorp, Inc.

2006
Annual Report

March 21, 2007

Dear Severn Bancorp, Inc. Shareholders:

While 2006 brought another year of record earnings, the pace at which earnings increased has declined. Net income increased to $1.72 per share in 2006 compared to $1.59 per share in 2005, which was an increase of just over 8%. The earnings increase from 2005 to 2006 was over 12%. Beginning about mid-year in 2006 we noticed a significant drop in real estate loan demand, while at the same time our interest rate spread (the difference between what we pay depositors and what we earn on our loans) began to shrink. As a result, the pace of earnings in the second half of 2006 began to recede. This trend has continued going into 2007, and this year will present a continuing challenge to the company to find attractive loans to originate while attempting to maximize our spread.

Asset quality has become another area that the company has devoted resources toward, as nonperforming assets jumped to almost $6 million at year end 2006 compared to $1.7 million at the end of 2006. This is clearly a result of the weakening residential real estate market.

As a specialist in real estate lending our business operates in a cyclical environment. We have operated in a great environment for the last five years, or more, and now the environment has changed. It is uncertain how long the down turn may last. We believe the company operates in an area that should be able to absorb the apparent glut of residential real estate within a reasonable time. In the meantime we will continue to focus on adding loans to the portfolio that we feel are appropriate.

The company has moved into its new headquarters facility at Westgate Circle in Annapolis. This was a good move and I fully expect this asset to appreciate over the years in the heart of a new developing district. With the opening of our headquarters, Severn now has its fourth retail bank branch.

2007 will prove challenging for community banks, and we will continue to search for opportunities to enhance value to this company.

Sincerely,

Alan J. Hyatt
President

Severn Bancorp Financial Highlights

(dollars in thousands, except per share data)

	2006	2005	2004	2003	2002
Balance Sheet Data:					
Total assets	**$911,916**	$849,774	$703,616	$540,471	$458,415
Total loans, net	**835,477**	779,333	656,967	506,026	418,825
Total nonperforming assets	**5,927**	1,693	939	469	1,982
Deposits	**626,524**	594,893	527,413	419,726	377,925
Stockholders' equity	**86,442**	72,712	60,154	48,970	39,181
Net income	**15,748**	14,554	12,931	11,329	8,948
Per Share Data *					
Net income per common share:					
Basic earnings	**$1.72**	$1.59	$1.42	$1.22	$0.96
Diluted earnings	**1.72**	1.59	1.42	1.22	0.96
Book value	**9.45**	7.95	6.57	5.35	4.30
Common stock cash dividends	**0.24**	0.22	0.19	0.15	0.11
Performance ratios:					
Return on average assets	**1.77%**	1.84%	2.02%	2.23%	2.14%
Return on average equity	**19.59%**	21.85%	23.56%	25.22%	25.58%
Efficiency ratio	**33.50%**	33.95%	33.37%	32.69%	35.59%

**retroactively adjusted to reflect 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006, a two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004, and three-for-one stock split declared February 19, 2002 effective for shares outstanding as of March 1, 2002.*

TOTAL ASSETS
($ IN MILLIONS)


1,000
900
800
700
600
500
400
300
200
100
0
'02 '03 '04 '05 '06

DEPOSITS
($ IN MILLIONS)


700
600
500
400
300
200
100
0
'02 '03 '04 '05 '06

NET INCOME
($ IN THOUSANDS)


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
'02 '03 '04 '05 '06

ANNUAL DIVIDEND
PER SHARE


$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
'02 '03 '04 '05 '06

DILUTED EARNINGS
PER SHARE


$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
'02 '03 '04 '05 '06

Severn Bancorp, Inc.

Financial Highlights

(dollars in thousands, except per share information)

	As of December 31,				
	2006	2005	2004	2003	2002
Balance Sheet Data:					
Total assets	$911,916	$849,774	$703,616	$540,471	$458,415
Total loans, net (including loans held for sale)	835,477	779,333	656,967	506,026	418,825
Total non-performing assets	5,927	1,693	939	469	1,982
Deposits	626,524	594,893	527,413	419,726	377,925
Short-term borrowings	18,000	26,000	-	6,000	-
Long-term borrowings	155,000	132,000	89,000	59,000	34,000
Subordinated debentures	20,619	20,619	20,619	-	-
Stockholders' equity	86,442	72,712	60,154	48,970	39,181
Book value per share*	9.45	7.95	6.57	5.35	4.30

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
Operations Data:					
Net interest income	$38,115	$35,180	$30,198	$24,746	$19,603
Net interest income after provision for loan losses	36,554	33,610	28,998	23,846	18,933
Non-interest income	3,867	2,748	3,402	4,674	4,133
Non-interest expense	14,065	12,878	11,211	9,616	8,447
Net income	15,748	14,554	12,931	11,329	8,948
Basic earnings per share *	1.72	1.59	1.42	1.22	0.96
Diluted earnings per share *	1.72	1.59	1.42	1.22	0.96
Common Stock Cash dividends declared per share*	0.24	0.22	0.19	0.15	0.11
Common Stock dividends declared per share to diluted earnings per share *	13.95%	13.84%	13.38%	12.30%	11.46%
Weighted number of shares outstanding basic *	9,150,263	9,150,002	9,150,002	9,122,445	9,002,814
Weighted number of shares outstanding diluted *	9,153,687	9,150,002	9,150,002	9,146,064	9,027,091
Performance Ratios:					
Return on average assets	1.77%	1.84%	2.02%	2.23%	2.14%
Return on average equity	19.59%	21.85%	23.56%	25.22%	25.58%
Interest rate spread	4.20%	4.32%	4.60%	4.77%	4.59%
Net interest margin	4.50%	4.58%	4.81%	4.99%	4.86%
Non-interest expense to average assets	1.58%	1.63%	1.75%	1.89%	2.02%
Efficiency ratio	33.50%	33.95%	33.37%	32.69%	35.59%

* Retroactively adjusted to reflect 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006, a two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004; and three-for-one stock split declared February 19, 2002 effective for shares outstanding as of March 1, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

For Annual and Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________

Commission File Number **0-49731**

SEVERN BANCORP, INC.

(Exact name of registrant as specified in its charter)

MARYLAND	**52-1726127**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
200 Westgate Circle, Suite 200, Annapolis, Maryland	**21401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(410) 260-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of the chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check on):

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act).
Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 30, 2006 was $81,941,427 ($18.97 per share based on shares of common stock outstanding at June 30, 2006).

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding or each of the registrant's classes of common stock, as of the latest practicable date.

As of March 1, 2007, there were issued and outstanding 9,150,850 shares of the registrant's common stock.

Documents Incorporated by Reference: Portions of the definitive Proxy Statement in connection with the Annual Meeting of Shareholders.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Severn Bancorp, Inc. ("Bancorp") may from time to time make written or oral "forward-looking statements", including statements contained in Bancorp's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by Bancorp, pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Bancorp operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences include, but are not limited to, changes in the economy and interest rates in the nation and Bancorp's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to management's determination of the amount of loan loss allowance; the effect of changes in interest rates; and changes in deposit insurance premiums.

Bancorp disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

PART I

Item 1. Business

General

Bancorp is a savings and loan holding company chartered in the state of Maryland in 1990. It conducts business through three subsidiaries: Severn Savings Bank, FSB ("Bank"), its principal subsidiary; Louis Hyatt, Inc. ("HC"), which is doing business as Hyatt Commercial, a commercial real estate brokerage and property management company; and SBI Mortgage Company ("SBI"), which holds mortgages that do not meet the underwriting criteria of the Bank, and is the parent company of Crownsville Development Corporation ("Crownsville"), which is doing business as Annapolis Equity Group ("AEG"), which acquires real estate for syndication and investment purposes.

On December 17, 2004, Bancorp acquired all the common stock of newly formed Severn Capital Trust I, a Delaware business trust. Severn Capital Trust I issued $20,000,000 of trust preferred securities in a private placement pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. Bancorp irrevocably and unconditionally guarantees the trust preferred securities. The proceeds of the trust preferred securities were used to purchase subordinated debentures of Bancorp.

The Bank has four branches in Anne Arundel County, Maryland, which offer a full range of deposit products, and originate mortgages in its primary market of Anne Arundel County, Maryland and, to a lesser extent, in other parts of Maryland, Delaware and Northern Virginia.

As of December 31, 2006, Bancorp had total assets of $911,916,000, total deposits of $626,524,000, and total stockholders' equity of $86,442,000. Net income of Bancorp for the year ended December 31, 2006 was $15,748,000.

Bancorp's internet address is www.severnbank.com. Bancorp makes available free of charge on www.severnbank.com its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after it electronically files such material with, or furnish it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

S. Scott Kirkley
Executive Vice President
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401

The information on the website listed above, is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

Business of the Bank

The Bank was organized in 1946 in Baltimore, Maryland as Pompei Permanent Building and Loan Association. It relocated to Annapolis, Maryland in 1980 and its name was changed to Severn Savings Association. Subsequently, the Bank obtained a federal charter and changed its name to Severn Savings Bank, FSB. The Bank operates four full-service branch offices, one administrative office and one accounting and servicing office. The Bank operates as a federally chartered savings bank whose principal business is attracting deposits from the general public and investing those funds in mortgage loans. The Bank also uses advances, or loans from the Federal Home Loan Bank of Atlanta, ("FHLB-Atlanta") to fund its mortgage activities. The Bank provides a wide range of retail and mortgage banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, and commercial lending. The Bank also provides safety deposit boxes, ATMs, debit cards, internet and telephone banking.

The Bank's revenues are derived principally from interest earned on mortgage loans, fees charged in connection with the loans and banking services, and gains realized from the sale of mortgage loans. The Bank's primary sources of funds are deposits, advances from the FHLB-Atlanta, principal amortization and prepayment of its loans. The principal executive offices of the Bank are maintained at 200 Westgate Circle, Suite 200, Annapolis Maryland, 21401. Its telephone number is 410-260-2600 and its e-mail address is mailman@severnbank.com.

In addition to its deposit and lending activities, the Bank offers title insurance and real estate settlement services through its wholly owned subsidiary, Homeowner's Title and Escrow Corporation ("Homeowner's").

As of December 31, 2004, the Bank owned all of the Common Stock of Severn Preferred Capital Corporation ("Severn Capital"). On December 22, 2004, the Bank announced it was liquidating Severn Capital and redeeming the outstanding preferred stock at $20 per share on January 31, 2005. Severn Capital was a real estate investment trust that issued and had outstanding 200,002 shares of Series A Preferred Stock. The preferred stock had an aggregate outstanding balance of $4,000,040 at December 31, 2004, which qualified as regulatory capital of the Bank. The Series A Preferred Stock paid a 9% annual non-cumulative dividend. On January 31, 2005, the Bank liquidated Severn Capital and redeemed the outstanding preferred stock at $20 per share.

The Thrift Industry

Thrift institutions are financial intermediaries which historically have accepted savings deposits from the general public and, to a lesser extent, borrowed funds from outside sources and invested those deposits and funds primarily in loans secured by first mortgage liens on residential and other types of real estate. Such institutions may also invest their funds in various types of short- and long-term securities. The deposits of thrift institutions are insured by the Savings Association Insurance Fund ("SAIF") as administered by the Federal Deposit Insurance Corporation ("FDIC"), and these institutions are subject to extensive regulations. These regulations govern, among other things, the lending and other investment powers of thrift institutions, including the terms of mortgage instruments these institutions are permitted to utilize, the types of deposits they are permitted to accept, and reserve requirements.

The operations of thrift institutions, including those of the Bank, are significantly affected by general economic conditions and by related monetary and fiscal policies of the federal government and regulations and policies of financial institution regulatory authorities, including the Board of Governors of the Federal Reserve System (the "FRB") and the Office of Thrift Supervision ("OTS"). Lending activities are influenced by a number of factors including the demand for housing, conditions in the construction industry, and availability of funds. Sources of funds for lending activities include savings deposits, loan principal payments, proceeds from sales of loans, and borrowings from the Federal Home Loan Bank ("FHLB") and other sources. Savings flows at thrift institutions such as the Bank are influenced by a number of factors including interest rates on competing investments and levels of personal income.

Earnings

The Bank's earnings depend primarily on the difference between income from interest-earning assets such as loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. The Bank typically engages in long-term mortgage lending at fixed rates of interest, generally for periods of up to 30 years, while accepting deposits for considerably shorter periods. However, many of the Bank's long-term fixed-rate loans are sold in the secondary market, resulting in gains on the sale of such loans by the Bank.

Generally, rapidly rising interest rates cause the cost of interest-bearing liabilities to increase more rapidly than yields on interest-earning assets, thereby adversely affecting the earnings of many thrift institutions. While the industry has received expanded lending and borrowing powers in recent years permitting different types of investments and mortgage loans, including those with floating or adjustable rates and those with shorter terms, earnings and operations are still highly influenced by levels of interest rates and financial market conditions and by substantial investments in long-term mortgage loans.

Competition

The Annapolis, Maryland area has a high density of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes primarily from savings and loan associations, savings banks, mortgage banking companies, insurance companies, and commercial banks. Its most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, and credit unions. The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. The Bank also faces increased competition for deposits from other financial institutions such as brokerage firms and insurance companies. The Bank is a community-oriented financial institution serving its market area with a wide selection of mortgage loans. Management considers the Bank's reputation for financial strength and customer service as its major competitive advantage in attracting and retaining customers in its market area. The Bank also believes it benefits from its community orientation.

Net Interest Income

Net interest income increases during periods when the spread between the Bank's weighted average rate at which new loans are originated and the weighted average cost of interest-bearing liabilities widens. Market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds affect the Bank's ability to originate loans.

The Bank has supplemented its interest income through purchases of investments when appropriate. This activity generates positive interest rate spreads on large principal balances with minimal administrative expense.

Interest Rate and Volume of Interest-Related Assets and Liabilities

Both changes in rate and changes in the composition of the Bank's interest-earning assets and interest-bearing liabilities can have a significant effect on net interest income.

For information concerning the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the fiscal years ending December 31, 2006 and 2005, refer to Item 6, "Selected Financial Data - Rate Volume Table".

Market Area

The Bank's market area for deposit gathering is primarily Anne Arundel County, Maryland and nearby areas, due to its four branch locations, all located in Anne Arundel County. The principal business of the Bank is attracting deposits from the general public and investing those deposits, together with other funds, in mortgage and consumer loans, mortgage-backed securities and investment securities. The Bank's revenues are derived principally from interest earned on mortgage, consumer and other loans, fees charged in connection with loans and banking services, interest and dividends earned on other investments. The Bank's primary sources of funds are deposits and loan interest, principal amortization and prepayments.

The primary focus of the Bank's lending activities has been on first mortgage loans secured by real estate for the purpose of purchasing, refinancing, developing and constructing one-to-four family residences and commercial properties in and near Anne Arundel County, Maryland. The Bank does originate mortgage loans throughout the state of Maryland, Northern Virginia and Delaware. The Bank is an active participant in the secondary market and sells substantially all fixed-rate long-term mortgages that it originates.

Loan Portfolio Composition

The following table sets forth the composition of the Bank's loan portfolios by type of loan at the dates indicated. The table includes a reconciliation of total net loans receivable, including loans held for sale, after consideration of undisbursed portion of loans, deferred loan fees and discounts, and allowances for losses on loans.

	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(dollars in thousands)					
Residential mortgage	$249,448	26.15%	$219,988	23.71%	$215,767	27.30%	$187,498	30.83%	$142,342	28.87%
Construction, land acquisition and development	339,122	35.55%	390,376	42.07%	343,101	43.42%	240,757	39.58%	191,196	38.77%
Land	90,747	9.51%	77,319	8.33%	33,419	4.23%	25,820	4.25%	20,109	4.08%
Lines of credit	40,733	4.27%	35,491	3.82%	29,096	3.68%	19,581	3.22%	12,472	2.53%
Commercial real estate	193,299	20.26%	163,449	17.61%	127,768	16.17%	106,823	17.56%	90,862	18.43%
Commercial non-real estate	3,348	0.35%	3,412	0.37%	3,859	0.49%	3,813	0.63%	3,445	0.70%
Home equity	32,758	3.44%	32,974	3.55%	28,101	3.56%	18,391	3.02%	11,197	2.27%
Consumer	1,537	0.16%	1,768	0.19%	2,489	0.31%	2,364	0.39%	3,979	0.81%
Loans held for sale	2,970	0.31%	3,216	0.35%	6,654	0.84%	3,175	0.52%	17,481	3.54%
Total gross loans	953,962	100.00%	927,993	100.00%	790,254	100.00%	608,222	100.00%	493,083	100.00%
Deferred loan origination fees and costs, net	(4,712)		(4,916)		(4,157)		(3,344)		(2,674)	
Loans in process	(104,747)		(136,239)		(123,195)		(94,020)		(67,593)	
Allowance for loan losses	(9,026)		(7,505)		(5,935)		(4,832)		(3,991)	
Total loans net	$835,477		$779,333		$656,967		$506,026		$418,825	

Lending Activities

General

The Bank originates mortgage loans of all types, including residential, residential-construction, commercial-construction, commercial and land and residential lot loans. To a lesser extent, the Bank also originates non-mortgage loans, which include consumer, business and commercial loans. These loans constitute a small part of the Bank's portfolio.

The Bank originated and funded $285,820,000 and $326,315,000 of mortgage loans for the years ended December 31, 2006 and 2005, respectively.

Loan Origination Procedures

The following table contains information on the activity of the Bank's loans held for sale and its loans held for investment in its portfolio:

	For the Years ended December 31,		
	2006	2005	2004
	(dollars in thousands)		
Held for Sale:			
Beginning balance	$3,216	$6,654	$3,175
Originations	31,322	73,766	74,352
Net sales	(31,568)	(77,204)	(70,873)
Ending balance	$2,970	$3,216	$6,654
Held for investment:			
Beginning balance	$924,777	$783,600	$605,047
Originations and purchases	260,715	252,525	262,278
Repayments/payoffs	(234,500)	(111,348)	(83,725)
Ending balance	$950,922	$924,777	$783,600

The Bank originates residential mortgage loans that are intended for sale in the secondary market as well as loans that are to be held in the Bank's investment portfolio. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market, and are approved either by the Bank's underwriter or the correspondent's underwriter. Loans considered for the Bank's portfolio are approved by the Bank's loan committee, which includes two Executive Vice Presidents. Meetings of the loan committee are open to attendance by any member of the Bank's Board of Directors who wishes to attend. The loan committee reports to and consults with the Board of Directors in interpreting and applying the Bank's lending policy, and for loan approval on any single loan over $2 million, or loan relationships over $5 million.

Loans that are sold are typically long-term (15 or more years) loans with fixed interest rates eligible for resale in the secondary market. Loans retained for the Bank's portfolio include construction loans, commercial loans and loans that periodically reprice or mature prior to the end of an amortized term. Loans are generally sold with servicing released. However, as of December 31, 2006, the Bank was servicing $923,000 in loans for Federal Home Loan Mortgage Corporation ("FHLMC") and $58,869,000 in loans for other investors.

The following table contains information, as of December 31, 2006, on the percentage of fixed-rate single-family loans serviced for others by the Bank, by interest rate category.

Coupon range	Percentage of Portfolio
Less than 5.00%	43.3%
5.01 – 6.00%	0.0%
6.01 – 7.00%	4.0%
7.01 – 8.00%	4.1%
Over 8.00%	48.6%
	100.0%

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The authority of the loan committee to approve loans is established by the Board of Directors and currently is commensurate with the Bank's limitation on loans to one borrower. The Bank's maximum amount of loans to one borrower currently is equal to 15% of the Bank's unimpaired capital, or $14,917,000 as of December 31, 2006. Loans greater than this amount require participation by one or more additional lenders. Letters of credit are subject to the same limitations as direct loans. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Commercial Real Estate Loans

At December 31, 2006, the Bank's commercial real estate loan portfolio totaled $193,299,000, or 20.3% of the Bank's total loan portfolio. All of the Bank's commercial loans are secured by improved property such as office buildings, retail strip shopping centers, industrial condominium units and other small businesses most of which are located in the Bank's primary lending area. The largest commercial real estate loan outstanding at December 31, 2006 was a $4,379,000 loan secured by an office building in Annapolis, Maryland. This loan has consistently performed in accordance with the terms of the debt instrument.

Loans secured by commercial real estate properties generally involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Construction Loans

The Bank originates loans to finance the construction of one-to-four family dwellings, and to a lesser extent, commercial real estate. It also originates loans for the acquisition and development of unimproved property to be used for residential and/or commercial purposes in cases where the Bank is to provide the construction funds to improve the properties. As of December 31, 2006, the Bank had 577 construction loans outstanding in the gross aggregate amount of $339,122,000, representing 35.6% of its loan portfolio, of which $104,747,000 was unadvanced.

Construction loan amounts are based on the appraised value of the property and, for builder loans, a feasibility study as to the potential marketability and profitability of the project. Construction loans generally have terms of up to one year, with reasonable extensions as needed, and typically have interest rates that float monthly at margins ranging ½ percent to 2 percent above the prime rate. In addition to builders' projects, the Bank finances the construction of single family, owner-occupied houses where qualified contractors are involved and on the basis of strict written underwriting and construction loan guidelines. Construction loans are structured either to be converted to permanent loans with the Bank upon the expiration of the construction phase or to be paid off by financing from another financial institution.

Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction that is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to value accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the ultimate success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion, due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of the loan as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank has attempted to address these risks through its underwriting procedures and its limited amount of construction lending on multi-family and commercial real estate properties.

It is the policy of the Bank to conduct physical inspections of each property secured by a construction or rehabilitation loan for the purpose of reporting upon the progress of the construction of improvements. These inspections, referred to as "construction draw inspections," are to be performed at the time of a request for an advance of construction funds. If no construction advance has been requested, a fee inspector or senior officer of the institution makes an inspection of the subject property at least quarterly.

Multi-Family Lending

The Bank occasionally originates multi-family loans with terms up to 30 years, but with rate adjustments or balloon payments generally at three to five years. These loans are generally made in amounts up to 75% of the appraised value of the secured property. In making these loans, the Bank bases its underwriting decision primarily on the net operating income generated by the real estate to support the debt service, the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property, the marketability of the property and the Bank's lending experience with the borrower. The Bank also typically receives a personal guarantee from the borrower. As of December 31, 2006, $5,399,000, or 0.6% of the Bank's total loan portfolio, consisted of multi-family residential loans.

Land and Residential Building Lots

Land loans include loans to developers for the development of residential subdivisions and loans on unimproved lots primarily to individuals. At December 31, 2006 the Bank had outstanding land and residential building lot loans totaling $96,639,000, or 10.1% of the Bank's total loan portfolio. The largest of these loans is for $4,498,000, is secured by residentially zoned land in Ocean View, Delaware, and has performed in accordance with the terms of the debt instrument. Land development loans typically are short-term loans; the duration of these loans is typically not greater than three years. The interest rate on land loans is generally at least 1% or 2% over the prime rate. The loan-to-value ratio generally does not exceed 75%. Loans typically are made to customers of the Bank and developers and contractors with whom the Bank has had previous lending experience. In addition to the customary requirements for this type loan, the Bank may also require a satisfactory Phase I environmental study and feasibility study to determine the profit potential of the development.

Consumer and Other Loans

The Bank also offers other loans, primarily business and commercial loans. These are loans to businesses are not secured by real estate although equipment, securities, or other collateral may secure them. They constitute a relatively small part of the Bank's business, and typically are offered to customers with long-standing relationships with the Bank. At December 31, 2006, $8,357,000, or 0.9%, of the loan portfolio consisted of business and commercial loans. In addition, approximately 0.2% of the loan portfolio was in consumer loans.

Loan Portfolio Cash Flows

The following table sets forth the estimated maturity of the Bank's loan portfolios by type of loan at December 31, 2006. The estimated maturity reflects contractual terms at December 31, 2006. Contractual principal repayments of loans do not necessarily reflect the actual term of the Bank's loan portfolios. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of "due on sale" clauses. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

	Due Within one year	Due after 1 through 5 years	Due after 5 years	Total
		(dollars in thousands)		
One to four family residential	$39,120	$60,843	$207,229	$307,192
Multifamily	-	3,041	2,358	5,399
Commercial and industrial real estate	7,577	59,874	128,265	195,716
Construction and land acquisition and development loans	283,871	55,251	-	339,122
Land	32,108	56,451	8,080	96,639
Commercial, non-real estate	4,705	1,654	1,998	8,357
Consumer	219	1,039	279	1,537
Total	$367,600	$238,153	$348,209	$953,962

The following table contains certain information as of December 31, 2006 relating to the loan portfolio of the Bank with the dollar amounts of loans due after one year that have fixed and floating rates. All loans are shown maturing based upon contractual maturities and include scheduled payments but not possible prepayments.

	Fixed	Floating	Total
		(dollars in thousands)	
One to four family residential	$131,387	$136,686	$268,073
Multifamily	2,425	2,974	5,399
Commercial and industrial real estate	75,961	112,178	188,139
Construction and land acquisition and development loans	12,320	42,930	55,250
Land	39,217	25,313	64,530
Commercial, non-real estate	1,845	1,807	3,652
Consumer	1,319	-	1,319
Total	$264,474	$321,888	$586,362

Loans to One Borrower

Under regulatory guidelines, the aggregate amount of loans that the Bank may make to one borrower is 15% of the Bank's unimpaired capital and unimpaired surplus. The Bank's largest single loan at December 31, 2006 was a $7,000,000 line of credit secured by assignments of notes, Deeds of Trust, pledged stock and certificates of deposit. The second largest loan is in the amount of $5,518,000 and is secured by four single-family dwellings in Potomac, MD, Silver Spring, MD, Washington, DC and Annapolis, MD in addition to a life insurance policy. The third largest loan is in the amount of $5,075,000 and is secured by commercial property located in Culpeper, VA.

Origination and Purchase and Sale of Loans

The Bank originates residential loans in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market. Although the Bank has authority to lend anywhere in the United States, they have confined their loan origination activities primarily to the states of Maryland, Virginia and Delaware.

Loan originations are developed from a number of sources, primarily from referrals from real estate brokers, builders, and existing and walk-in customers. The Bank also utilizes the services of loan brokers in its market area. Loan brokers are paid on a commission basis (generally 1% of the loan amount) for loans brokered to the Bank.

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The loan committee of the Bank can approve single residential and commercial loans up to $2 million, and loans that aggregate up to $5 million to one borrower. Single loans greater than $2 million, or relationships greater than $5 million, up to $14,917,000 (the maximum amount of a loan to one borrower as of December 31, 2006) must also have Board of Director approval. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same as for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan, and the value of the collateral, if any.

Currently, it is the Bank's policy to originate both fixed-rate and adjustable-rate loans. The Bank is currently active in the secondary market and sells the majority of its fixed-rate loan products.

Interest Rates, Points and Fees

The Bank realizes interest, point, and fee income from its lending activities. The Bank also realizes income from commitment fees for making commitments to originate loans, from prepayment and late charges, loan fees, application fees, and fees for other miscellaneous services.

The Bank accounts for loan origination fees in accordance with the Statement of Financial Accounting Standards ("SFAS") on Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans ("SFAS No. 91") issued by the Financial Accounting Standards Board (the "FASB"). SFAS No. 91 prohibits the immediate recognition of loan origination fees as revenues and requires that such income (net of certain direct loan origination costs) for each loan be amortized, generally by the interest method, over the estimated life of the loan as an adjustment of yield. The Bank also realizes income from gains on sales of loans, and servicing released fees for loans sold with servicing released.

Delinquency and Classified Assets

Delinquencies

The Board of Directors reviews delinquencies on all loans monthly. The Bank's collection procedures include sending a past due notice to the borrower on the 17th day of nonpayment, making telephone contact with the borrower between 20 and 30 days after nonpayment, and sending a letter after the 30th day of nonpayment. A notice of intent to foreclose is sent between 60 and 90 days after delinquency. When the borrower is contacted, the Bank attempts to obtain full payment of the past due amount. However, the Bank generally will seek to reach agreement with the borrower on a payment plan to avoid foreclosure.

The Bank categorizes its classified assets within four categories: Special Mention, Substandard, Doubtful and Loss. Special Mention loans are 60 days or more in arrears and include all borrowers who are in bankruptcy that have not missed any post-petition payments. The Bank reserves 5% on all Special Mention loans. Substandard loans are loans that are 90 days or more delinquent and are loans that have borrowers in bankruptcy that have missed a post-petition payment. The Bank reserves 15% of substandard loans. The Doubtful category consists of loans where the Bank expects a loss, but not a total loss. Various subjective factors are considered with the most important consideration being the estimated underlying value of the collateral. The Bank reserves 50% of the amount of Doubtful loans. Loans that are classified as "Loss" are fully reserved.

All loans are individually evaluated if they are deemed classified. The Bank also evaluates all delinquent loans, individually. The rest of the portfolio is evaluated as a group and a determination is made, periodically, concerning the inherent risks associated with particular types of loans and an allowance is assigned to those particular groups.

The Bank allocates reserves to its allowance for loan losses in two ways. Where the Bank has classified an asset it generally allocates the percentage of that asset under its classification system to a specific reserve if the asset is classified as Doubtful or Loss. In cases where loans are classified as Special Mention or Substandard the Bank usually does not allocate its allowance for loan loss reserves to a specific reserve. The Bank does not allocate its allowance for loan losses based upon the unclassified portion of its loan portfolio to specific loan reserves.

The following table sets forth information as to non-accrual loans. The Bank discontinues the accrual of interest on loans 90 days or more past due, at which time all previously accrued but uncollected interest is deducted from income. As of the most recent reported period, $416,000 would have been recorded for the year ended December 31, 2006 if the loans had been current in accordance with their original terms and had been outstanding throughout the year ended December 31, 2006 or since their origination (if held for only part of the fiscal year). For the year ended December 31, 2006, $188,000 in interest income on such loans was actually included in net income.

	At December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Loans accounted for on a non-accrual basis:					
Mortgage loans:					
One-to-four family real estate	$3,487	$1,693	$915	$378	$1,366
Home equity lines of credit	-	-	-	50	-
Commercial	98	-	-	-	253
Land	2,342	-	24	24	139
Non-mortgage loans:					
Consumer	-	-	-	17	-
Commercial loans	-	-	-	-	-
Total non-accrual loans	$5,927	$1,693	$939	$469	$1,758
Accruing loans greater than 90 days past due	$-	$ -	$ -	$ -	$-
Foreclosed real-estate	$970	$ -	$ -	$ -	$224
Total non-performing assets	$6,897	$1,693	$939	$469	$1,982
Total non-accrual loans to net loans	0.7%	0.2%	0.1%	0.1%	0.4%
Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more	152.3%	443.3%	632.1%	1030.5%	227.0%
Total non-accrual and accruing loans greater than 90 days past due to total assets	0.7%	0.2%	0.1%	0.1%	0.4%
Total non-performing assets to total assets	0.8%	0.2%	0.1%	0.1%	0.4%

Classified Assets and Allowance for Loan Losses

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the OTS to be of lesser quality as "substandard," "doubtful" or "loss assets." An asset is considered substandard if the paying capacity and net worth of the obligor or the collateral pledged, if any, inadequately protects it. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss assets are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of these categories but possess credit deficiencies or potential weakness are required to be designated special mention by management.

When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowance for losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss assets, it is required either to establish a specific allowance for losses equal to the full amount of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets is subject to scrutiny by the OTS, which can require the establishment of additional general or specific loss allowances. The Bank reviews monthly the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations.

Total classified loans as of December 31, 2006 were $10,038,000. Allowance for loan losses as of December 31, 2006 was $9,026,000, which is 0.9% of gross loans receivable and 152.3% of total non-performing loans.

[see table on following page]

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at the dates indicated:

	2006		2005		2004		2003		2002	
	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans
					(dollars in thousands)					
Residential, one to four family	$2,202	32.41%	$1,706	29.74%	$2,000	30.20%	$1,938	36.20%	$1,542	36.58%
Multifamily	33	0.57%	67	0.49%	20	0.34%	21	0.14%	21	0.27%
Commercial and industrial real estate	2,512	20.45%	1,965	17.73%	1,009	16.17%	1.154	18.48%	881	19.33%
Construction and land acquisition and development loans	2,253	35.44%	2,684	42.07%	2,577	43.42%	1,173	39.58%	1,202	38.77%
Land	1,731	10.10%	882	8.78%	251	8.54%	476	4.25%	300	4.08%
Business, commercial	288	0.87%	193	1.00%	70	1.18%	59	1.16%	33	0.79%
Other	7	0.16%	8	0.19%	8	0.15%	11	0.19%	12	0.18%
Total	$9,026	100.00%	$7,505	100.00%	$5,935	100.00%	$4,832	100.00%	$3,991	100.00%

The following table contains information with respect to Bancorp's allowance for loan losses for the periods indicated:

	At or for the Year Ended December 31				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Average loans outstanding, net	$819,038	$738,028	$600,030	$466,512	$384,537
Total gross loans outstanding at end of period	$953,962	$927,993	$790,254	$608,222	$493,083
Total net loans outstanding at end of period	$835,477	$779,333	$656,967	$506,026	$418,825
Allowance balance at beginning of period	$7,505	$5,935	$4,832	$3,991	$3,353
Provision for loan losses	1,561	1,570	1,200	900	670
Actual charge-offs					
1-4 family residential real estate	-	-	97	25	-
Other	40	-	-	34	32
Total charge-offs	40	-	97	59	32
Recoveries					
Total recoveries	-	-	-	-	-
Net charge offs	-	-	97	59	32
Allowance balance at end of period	$9,026	$7,505	$5,935	$4,832	$3,991
Net charge offs as a percent of average loans	0.00%	0.00%	0.02%	0.01%	0.01%
Allowance for loan losses to total gross loans at end of period	0.95%	0.81%	0.75%	0.79%	0.81%
Allowance for loan losses to net loans at end of period	1.08%	0.96%	0.90%	0.95%	0.95%

Investment Activities

Federal thrift institutions, such as the Bank, have authority to invest in various types of liquid assets, including United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. As a member of the FHLB System, the Bank must maintain minimum levels of liquid assets specified by the OTS, which vary from time to time. Subject to various regulatory restrictions, federal thrift institutions may also invest a portion of their assets in certain commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federal thrift institution is authorized to make directly.

The carrying amounts of the Bank's investment securities held to maturity, as of the dates indicated are presented in the following table:

	At December 31,		
	2006	2005	2004
	(dollars in thousands)		
FHLB Notes	$5,000	$5,000	$5,000
Mortgage-backed securities	2,271	3,290	4,955
Total Investment Securities Held to Maturity	$7,271	$8,290	$9,955

Investment Scheduled Maturity Table

As of December 31, 2006

	One Year or Less		More than One to Five Years		More than Five to Ten Years		More than Ten Years		Total Investment Securities		
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Fair Value
					(dollars in thousands)						
FHLB Notes	4,000	2.58%	-	-	$1,000	5.05%	-	-	$5,000	3.07%	$4,925
Mortgage-backed securities	796	4.50%	-	-	-	-	1,475	5.47%	2,271	5.13%	2,192
Total	$4,796	2.90%	$-	-	$1,000	5.05%	$1,475	5.47%	$7,271	3.62%	$7,117

Deposits

Deposits are attracted principally from within the Bank's primary market areas through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts.

The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside their primary markets. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Deposits in the Bank as of December 31, 2006, 2005 and 2004 consisted of savings programs described below:

	2006	2005	2004
	(dollars in thousands)		
NOW accounts	$9,314	$7,683	$4,872
Money market accounts	89,120	99,911	131,014
Passbooks	18,526	17,505	18,198
Certificates of deposit	490,865	445,592	356,447
Non-interest bearing accounts	18,699	24,202	16,882
Total deposits	$626,524	$594,893	$527,413

The following table contains information pertaining to the certificates of deposit held by the Bank in excess of $100,000 as of December 31, 2006.

Time Remaining Until Maturity	Jumbo Certificate of Deposits (dollars in thousands)
Less than three months	$52,452
3 months to 6 months	38,567
6 months to 12 months	67,112
Greater than 12 months	42,464
Total	$200,595

Liquidity and Asset/Liability Management

Two major objectives of asset and liability management are to maintain adequate liquidity and to control the interest sensitivity of the balance sheet.

Liquidity is the measure of a company's ability to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. Liquidity is provided by the ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. A strong core deposit base, supplemented by other deposits of varying maturities and rates, contributes to the Bank's liquidity.

Funds available through short-term borrowings and asset maturities are considered adequate to meet all current needs, and management is continually monitoring the Bank's liquidity position to meet projected needs.

Interest rate sensitivity is maintaining the ability to reprice interest earning assets and interest bearing liabilities in relationship to changes in the general level of interest rates. Management attributes interest rate sensitivity to a steady net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to constrain adverse swings in net interest income resulting from interest rate movements through gap analysis and income simulation modeling techniques.

Short Term Borrowings

The Bank has an available line of credit, secured by various loans in its portfolio, in the amount of thirty percent (30%) of its total assets, with the FHLB-Atlanta. As of December 31, 2006, the total available line of credit with the FHLB-Atlanta for short term and long-term borrowings was $273,575,000. The Bank, from time to time, utilizes the line of credit when interest rates are more favorable then obtaining deposits from the public: The following table sets forth short-term borrowings with the FHLB-Atlanta, with original maturities of one year or less.

	Years ended December 31,		
	2006	2005	2004
	(dollars in thousands)		
Short term borrowings and notes payable			
Average balance outstanding during the period	$8,250	$25,833	$15,567
Maximum amount outstanding at any month-end during the period	26,000	41,000	41,000
Weighted Average interest rate during the period	5.31%	3.30%	1.67%
Total short term borrowings at period end	18,000	26,000	-
Weighted average interest rate at period end	5.41%	3.33%	0.00%

Employees

As of December 31, 2006, Bancorp and its subsidiaries had approximately 121 full-time equivalent employees. Bancorp's employees are not represented by any collective bargaining group, and management considers its relations with its employees to be excellent.

Severn Capital

The Bank formed Severn Capital in 1997 for the purpose of acquiring, holding and managing mortgage loans. Severn Capital had elected to be subject to tax as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code"). The Bank owned all of the common stock of Severn Capital and administered the day-to-day operations of Severn Capital for a fee. There were 200,002 shares of preferred stock of Severn Capital outstanding, which were held by third parties and which were reflected as minority interest in the consolidated financial statements. Dividends on the preferred stock were payable quarterly, in an amount equal to $1.80 per annum per preferred share. On January 31, 2005, the Bank liquidated Severn Capital and redeemed the shares at $20 per share.

Hyatt Commercial

Bancorp acquired Hyatt Commercial, a real estate brokerage and property management company, in June 2001. Hyatt Commercial is a real estate brokerage company specializing in commercial real estate sales, leasing and property management. It owns property at 1919 and 1919A West Street, which is leased to unrelated parties. Hyatt Commercial has entered into an agreement to sell these properties, and is expected to settle on them in the first quarter of 2007.

Crownsville Development Corporation

Crownsville, which is doing business as AEG, is a subsidiary of SBI and is engaged in the business of acquiring real estate for investment and syndication purposes. In 2006, AEG brokered the acquisition of three properties in Delaware and facilitated the syndication of the properties.

SBI Mortgage Company

SBI is a subsidiary of Bancorp that has engaged in the origination of mortgages not suitable for the Bank. It owns subsidiary companies that have or are negotiating to purchase real estate for investment purposes. As of December 31, 2006, SBI had $1,685,000 in outstanding mortgage loans and it had $408,000 invested in subsidiaries, which funds were held in cash, pending potential acquisition of investment real estate.

HS West, LLC

HS West, LLC ("HS") is a subsidiary of the Bank, and is constructing a building in Annapolis, Maryland that effective January 2007 will serve as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is included. As of December 31, 2006, HS West, LLC has incurred approximately $26,312,000 of costs, which are included in land and construction in progress. The total cost, which includes build-out costs on leased space, is expected to be approximately $28,000,000 with completion mid 2007. HS has entered into agreements to lease all the remaining space in the building not occupied by the Bank and Bancorp.

Homeowners Title and Escrow Corporation

Homeowners Title and Escrow Corporation, is a subsidiary of the Bank, and is engaged in the business of conducting loan settlements for the Bank.

Regulation

Competition

The financial services industry in the Bank's market area is highly competitive, including competition from commercial banks, savings banks, credit unions, finance companies and non-bank providers of financial services. Several of the Bank's competitors have legal lending limits that exceed that of the Bank's, as well as funding sources in the capital markets that exceeds the Bank's availability. The increased competition has resulted from a changing legal and regulatory climate, as well as from the economic climate.

General

Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and the DIF and not for the benefit of stockholders of Bancorp. The following information describes certain aspects of that regulation applicable to Bancorp and the Bank, and does not purport to be complete. The discussion is qualified in its entirety by reference to all particular statutory or regulatory provisions.

Regulation of Bancorp

General. Bancorp is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, Bancorp is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Bancorp and its subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

Activities Restriction Test. As a unitary savings and loan holding company, Bancorp generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test or meets the definition of domestic building and loan association pursuant to the Code. Bancorp presently intends to continue to operate as a unitary savings and loan holding company. Recent legislation terminated the "unitary thrift holding company exemption" for all companies that apply to acquire savings associations after May 4, 1999. Since Bancorp is grandfathered, its unitary holding company powers and authorities were not affected. See "Regulation of Bancorp - Financial Modernization Legislation." However, if Bancorp acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of Bancorp and any of its subsidiaries (other than the Bank or any other DIF-insured savings association) would become subject to restrictions applicable to bank holding companies unless such other associations each also qualify as a QTL or domestic building and loan association and were acquired in a supervisory acquisition. Furthermore, if Bancorp were in the future to sell control of the Bank to any other company, such company would not succeed to Bancorp grandfathered status under the GLB (as defined below in "Regulation of Bancorp – Financial Services Modernization Legislation") and would be subject to the same business activity restrictions as any other bank holding company. See "- Regulation of the Bank - Qualified Thrift Lender Test."

Restrictions on Acquisitions. Bancorp must obtain approval from the OTS before acquiring control of any other DIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control," as that term is defined in OTS regulations, of a federally insured savings association without giving at least 60 days written notice to the OTS and providing the OTS an opportunity to disapprove the proposed acquisition. In addition, no company may acquire control of such an institution without prior OTS approval. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of a savings and loan holding company, from acquiring control of any savings association not a subsidiary of the savings and loan holding company, unless the acquisition is approved by the OTS. For additional restrictions on the acquisition of a unitary thrift holding company, see "Regulation of Bancorp - Financial Services Modernization Legislation." Certain individuals, including Alan J. Hyatt, Louis Hyatt, and Melvin Hyatt, and their respective spouses ("Applicants"), filed an Application for Notice of Change In Control ("Notice") in April 2001 pursuant to 12 CFR Section 574.3(b). The Notice called for the Applicants to acquire up to 32.32% of Bancorp's issued and outstanding shares of stock of Bancorp by April 16, 2002. The OTS approved requests by the Applicants to extend the time to consummate such acquisition of shares to January 4, 2008. The Applicants currently own approximately 29.25% of the total outstanding shares of Bancorp as of December 31, 2006.

Federal Securities Law. Bancorp's securities are currently registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As such, Bancorp is subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Securities Exchange Act of 1934.

The Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002 was enacted. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established: (i) new requirements for audit committees, including independence, expertise and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions became effective over a period of time and are subject to rulemaking by the SEC. Because Bancorp's common stock is registered with the SEC, it is currently subject to the Sarbanes-Oxley Act.

Throughout 2002 and 2003, the SEC and Nasdaq Stock Market issued new regulations affecting Bancorp's corporate governance and heightening its disclosure requirements. Among the many new changes are enhanced proxy statement disclosures on corporate governance, stricter independence requirements for the Board of Directors and its committees, and posting of various SEC reports on our website. The full impact of the Sarbanes-Oxley Act is still uncertain and evolving, however the new legislation and implementing regulations have resulted in increased costs of compliance, including certain outside professional costs.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on our operations.

USA Patriot Act of 2001. On October 26, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on the operations of financial institutions.

Financial Services Modernization Legislation. In November 1999, the Gramm-Leach-Bliley Act of 1999 (the "GLB") was enacted. As a result of GLB new opportunities became available to financial institution holding companies as it removed the restrictions that resulted from a regulatory framework that had its origin in the Great Depression of the 1930s. In addition, the GLB also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance.

The general effect of GLB is to permit banks, other depository institutions, insurance companies and securities firms to enter into combinations that result in a single financial services organization to offer customers a wider array of financial services and products, through a new entity known as a "financial holding company." "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but other activities incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLB also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a financial holding company. Financial activities include all activities permitted under new sections of the Bank Holding Company Act or permitted by regulation.

To the extent that the GLB permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. The GLB is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies already possess. Nevertheless, the GLB may have the result of increasing the amount of competition that Bancorp and the Bank faces from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Bancorp and the Bank.

Maryland Corporation Law. Bancorp is incorporated under the laws of the State of Maryland, and is therefore subject to regulation by the state of Maryland. The rights of Bancorp's stockholders are governed by the Maryland General Corporation Law.

Regulation of the Bank

General. As a federally chartered, DIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the FRB.

The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the DIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulations, whether by the OTS, the FDIC or the Congress could have a material adverse impact on Bancorp, the Bank, and their operations.

Regulatory Capital Requirements. The federal banking agencies have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk federal banking agencies, to 100% for assets with relatively high credit risk.

The risk-based capital ratio is determined by classifying assets and certain off-balance sheet financial instruments into weighted categories, with higher levels of capital being required for those categories perceived as representing greater risk. Under the capital guidelines, a banking organization's total capital is divided into tiers. "Tier I capital" consists of (1) common equity, (2) qualifying noncumulative perpetual preferred stock, (3) a limited amount of qualifying cumulative perpetual preferred stock and (4) minority interests in the equity accounts of consolidated subsidiaries (including trust-preferred securities), less goodwill and certain other intangible assets. Not more than 25% of qualifying Tier I capital may consist of trust-preferred securities. "Tier II capital" consists of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier I capital, a limited amount of the allowance for loan and lease losses and a limited amount of unrealized holding gains on equity securities. "Tier III capital" consists of qualifying unsecured subordinated debt. The sum of Tier II and Tier III capital may not exceed the amount of Tier I capital.

In addition, the guidelines require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios. The Bank is not subject to any such individual minimum regulatory capital requirement.

As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of December 31, 2006.

	Amount	Actual %	Required For Capital Adequacy Purposes Amount	%	Required To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	%
			(dollars in thousands)			
December 31, 2006						
Tangible (1)	$99,445	11.0%	$13,513	1.50%	N/A	N/A
Tier I capital (2)	99,445	13.1%	N/A	N/A	$45,582	6.00%
Core (1)	99,445	11.0%	36,034	4.00%	45,043	5.00%
Total (2)	108,452	14.3%	60,776	8.00%	75,971	10.00%
December 31, 2005						
Tangible (1)	$86,354	10.3%	$12,619	1.50%	N/A	N/A
Tier I capital (2)	86,354	12.2%	N/A	N/A	$42,395	6.00%
Core (1)	86,354	10.3%	33,651	4.00%	42,064	5.00%
Total (2)	93,851	13.3%	56,527	8.00%	70,659	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

The Home Owners' Loan Act ("HOLA") permits savings associations not in compliance with the OTS capital standards to seek an exemption from certain penalties or sanctions for noncompliance. Such an exemption will be granted only if certain strict requirements are met, and must be denied under certain circumstances. If an exemption is granted by the OTS, the savings association still may be subject to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

Safety and Soundness Standards. Pursuant to the requirements of the Federal Deposit Insurance Corporation Improvement Act, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, each federal banking agency, including the OTS, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder.

In addition, the OTS adopted regulations to require a savings bank that is given notice by the OTS that it is not satisfying any such safety and soundness standards to submit a compliance plan to the OTS. If, after being so notified, a savings bank fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the OTS may issue an order directing corrective and other actions of the types to which a significantly undercapitalized institution is subject under the "prompt corrective action" provisions of the Federal Deposit Insurance Corporation Improvement Act. If a savings bank fails to comply with such an order, the OTS may seek to enforce the order in judicial proceedings and to impose civil monetary penalties.

Prompt Corrective Action. The prompt corrective action regulation of the OTS, requires certain mandatory actions and authorizes certain other discretionary actions to be taken by the OTS against a savings association that falls within certain undercapitalized capital categories specified in the regulation.

The regulation establishes five categories of capital classification:

- "well capitalized";
- "adequately capitalized";
- "undercapitalized";
- "significantly undercapitalized"; and
- "critically undercapitalized".

Under the regulation, the risk-based capital, leverage capital, and tangible capital ratios are used to determine an institution's capital classification. At December 31, 2006, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

In general, the prompt corrective action regulation prohibits an insured depository institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition, adequately capitalized institutions may accept brokered deposits only with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll-over brokered deposits.

If the OTS determines that an institution is in an unsafe or unsound condition, or if the institution is deemed to be engaging in an unsafe and unsound practice, the OTS may, if the institution is well capitalized, reclassify it as adequately capitalized; if the institution is adequately capitalized but not well capitalized, require it to comply with restrictions applicable to undercapitalized institutions; and, if the institution is undercapitalized, require it to comply with certain restrictions applicable to significantly undercapitalized institutions. Finally, pursuant to an interagency agreement, the FDIC can examine any institution that has a substandard regulatory examination score or is considered undercapitalized – without the express permission of the institution's primary regulator.

Premiums for Deposit Insurance. Until recently, the deposits in the Bank were insured by the Savings Association Insurance Fund ("SAIF"), administered by the FDIC. On February 8, 2006 the Federal Deposit Insurance Reform Act of 2005 was enacted, which among other things, merged the SAIF with the Bank Insurance Fund ("BIF"), creating the DIF, effective as of March 31, 2006.

The FDIC has also adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories that are based upon supervisory and capital evaluations. The FDIC's regulations establish four risk categories. Risk Category I, for well-capitalized institutions that are financially sound with only a few minor weaknesses, includes about 95% of FDIC-insured institutions based on FDIC estimates. Bancorp is within Risk Category I. Risk Categories II, III and IV present progressively greater risks to the DIF. Effective January 1, 2007, Risk Category I institutions pay quarterly assessments for deposit insurance at annual rates of 5 to 7 basis points (i.e., $0.05 to $0.07 per $100 of assessable deposits). The rates for Risk Categories II, III and IV are 10, 28 and 43 basis points, respectively. With advance notice to insured institutions, rates are subject to change. Within Risk Category I, the precise rate for an individual institution with less than $10 billion in assets is generally determined by a formula using CAMELS ratings, which are bank ratings assigned in examinations, and financial ratios. A different method applies for larger institutions. The rate for an individual institution is applied to its assessment base, consisting generally of its deposit liabilities subject to certain adjustments. An institution insured by the FDIC on December 31, 1996 which had previously paid assessments (or its successor) is eligible for certain credit against deposit insurance assessments. Any increase in assessments or the assessment rate could have a material adverse effect on Bancorp's earning, depending on the amount of the increase.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for one or more of Bancorp's subsidiary depository institutions could have a material adverse effect on Bancorp's earnings, depending on the collective size of the particular institutions involved.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as Financing Corporation ("FICO") bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. The annual FICO assessment rate as of the first quarter of 2007 is 1.22 basis points (i.e. $0.0122 for every $100 of assessable deposits). The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations.

Privacy. Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to current customers; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. Since GLB's enactment, a number of states have implemented their own versions of privacy laws. The Bank has implemented its privacy policies in accordance with the law.

Interagency Guidance on Response Programs for Unauthorized Access to Customer Information and Customer Notice. On March 30, 2005, the federal bank and thrift regulatory agencies jointly issued a guidance that required financial institutions to develop programs to respond to incidents of unauthorized access to customer information, including procedures for notifying customers under certain circumstances. The proposed guidance:

- interprets section 501(b) of the GLB Act and previously issued interagency customer information security guidelines that require financial institutions to implement information security programs designed to protect their customer's information; and
- describe the components of a response program and sets a standard for providing notice to customers affected by unauthorized access to or use of customer information that could result in substantial harm or inconvenience to those customers, thereby reducing the risk of losses due to fraud or identify theft.
- Among other security measures, requires financial institutions to notify law enforcement authorities and their primary federal regulator when such institutions become aware of an incident involving unauthorized access to or use of sensitive customer information

The Bank is required to and intends to comply with the guidance as it is interpreted and applied by the OTS.

Predatory Lending. The term "predatory lending" much like the terms "safety and soundness" and "unfair deceptive practices," is far-reaching and covers a potentially broad range of behavior. As such, it does not lend itself to a concise or a comprehensive definition. But, typically predatory lending involves at least one, and perhaps all three, of the following elements:

- making unaffordable loans based on the assets of the borrower rather than on the borrower's ability to repay an obligation ("asset-based lending")
- inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced ("loan flipping")
- engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.

On October 1, 2002, FRB regulations aimed at curbing such lending became effective. The rule significantly widens the pool of high-cost home-secured loans covered by the Home Ownership and Equity Protection Act of 1994, a federal law that requires extra disclosures and consumer protections to borrowers. The following triggers coverage under the act:

- interest rates for first lien mortgage loans in excess of 8 percentage points above the comparable U.S. Treasury securities,
- subordinate-lien loans of 10 percentage points above U.S. Treasury securities; and
- fees such as optimal insurance and similar debt protection costs paid in connection with the credit transaction, when combined with points and fees if deemed excessive.

In addition, the regulations bar loan flipping by the same lender or loan servicer within a year. Lenders also will be presumed to have violated the law – which says the loans shouldn't be made to people unable to repay them – unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid.

The Bank is unable at this time to determine the impact of these rule changes and potential state action in this area on its financial condition or results of operation.

Loans-to-One Borrower Limitations. Savings associations generally are subject to the lending limits applicable to national banks. With certain limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower (including certain related entities of the borrower) at one time may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings associations are additionally authorized to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or, by order of the Director of the OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:

- the purchase price of each single-family dwelling in the development does not exceed $500,000;
- the savings association is in compliance with its fully phased-in capital requirements;
- the loans comply with applicable loan-to-value requirements; and
- the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus.

At December 31, 2006, the Bank's loans-to-one-borrower limit was $14,917,000 based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2006, the Bank's largest single lending relationship had an outstanding balance of $7,000,000, and consisted of a line of credit secured by assignments of notes, Deeds of Trust, pledged stock and certificates of deposit. The loan was performing in accordance with its terms.

Qualified Thrift Lender Test. Savings associations must meet a QTL test, which test may be met either by maintaining a specified level of assets in qualified thrift investments as specified in HOLA or by meeting the definition of a "domestic building and loan association" as defined in the Code. Qualified thrift investments are primarily residential mortgages and related investments, including certain mortgage-related securities. The required percentage of investments under HOLA is 65% of assets while the Code requires investments of 60% of assets. An association must be in compliance with the QTL test or the definition of domestic building and loan association on a monthly basis in nine out of every 12 months. Associations that fail to meet the QTL test will generally be prohibited from engaging in any activity not permitted for both a national bank and a savings association. As of December 31, 2006, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

Affiliate Transactions. Transactions between a savings association and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act and regulations adopted by the Federal Reserve. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association. In general, a savings association or its subsidiaries are limited in their ability to engage in "covered transactions" with affiliates:

- to an amount equal to 10% of the association's capital and surplus, in the case of covered transactions with any one affiliate; and
- to an amount equal to 20% of the association's capital and surplus, in the case of covered transactions with all affiliates.

In addition, a savings association and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" includes:

- a loan or extension of credit to an affiliate;
- a purchase of investment securities issued by an affiliate;
- a purchase of assets from an affiliate, with some exceptions;
- the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or
- the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, under the OTS regulations:

- a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies;
- a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary;
- a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate;
- covered transactions and other specified transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and
- with some exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, the amount of the loan, or extension of credit.

Regulations generally exclude all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except for:

- a financial subsidiary;
- a subsidiary controlled by one or more affiliates;
- an ESOP; or
- a subsidiary determined by the OTS or the Federal Reserve to be an affiliate.

The regulations also require savings associations to make and retain records that reflect affiliate transactions in reasonable detail and provide that specified classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

Some of the entities included in the definition of an affiliate are parent companies, sister banks, sponsored and advised companies, investment companies whereby the bank its affiliate serves as investment advisor, and financial subsidiaries of the bank. Additional restrictions on transactions with affiliates may be imposed on us under the prompt corrective action provisions of federal law. See "Prompt Corrective Action."

Capital Distribution Limitations. OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OTS regulations require a savings association to file an application if:

- it is not eligible for expedited treatment of its other applications under OTS regulations;
- the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year to date plus retained net income for the preceding two years;
- it would not be at least adequately capitalized, under the prompt corrective action regulations of the OTS following the distribution; or
- the association's proposed capital distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the savings association and the OTS, or the FDIC, or violate a condition imposed on the savings association in an OTS-approved application or notice.

In addition, a savings association must give the OTS notice of a capital distribution if the savings association is not required to file an application, but:

- would not be well capitalized under the prompt corrective action regulations of the OTS following the distribution;
- the proposed capital distribution would reduce the amount of or retire any part of the savings association's common or preferred stock or retire any part of debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument approved by the OTS; or
- the savings association is a subsidiary of a savings and loan holding company.

If neither the savings association nor the proposed capital distribution meets any of the above listed criteria, the OTS does not require the savings association to submit an application or give notice when making the proposed capital distribution. The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice.

Branching. Under OTS branching regulations, the Bank is generally authorized to open branches within or beyond the State of Maryland if the Bank (1) continues to meet the requirements of a "highly-rates" federal savings bank. And (2) publishes public notice at least 35 days before opening a branch and no one opposes the branch. If a comment in opposition to a branch opening is filed and the OTS determines the comment to be relevant to the approval process standards, and to require action in response, the OTS may, among other things, require a branch application or elect to hold a meeting with the Bank and the person who submitted the comment. The OTS authority preempts any state law purporting to regulate branching by federal savings banks. Commercial banks can also branch across state lines, subject to any state law limitations or prohibitions. Competition may increase further as banks branch across state lines and enter new markets.

Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair

Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions. Based on an examination conducted July 7, 2003, the Bank received a satisfactory rating.

Effective January 1, 2002, the OTS raised the dollar amount limit in the definition of small business loans from $500,000 to $2.0 million, if used for commercial, corporate, business or agricultural purposes. Furthermore, the rule raises the aggregate level that a thrift can invest directly in community development funds, community centers and economic development initiatives in its communities from the greater of a quarter of one percent of total capital or $100,000 to one percent of total capital or $250,000.

Anti-Money Laundering and Customer Identification. The Bank is subject to the OTS Financial Crimes Enforcement Network regulations implementing the Bank Secrecy Act, as amended by the USA Patriot Act of 2001. The USA Patriot Act gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA Patriot Act takes measures intended to encourage information sharing among banks, regulatory agencies and law enforcements bodies. Certain provisions of the USA Patriot Act impose affirmative obligations on a broad range of financial institutions, including savings banks like the Bank.

The USA Patriot Act and the related OTS regulations impose the following requirements with respect to financial institutions:

- Establishing of anti-money laundering programs, including adoption of written procedures, designation of a compliance officer and auditing of the program;

- Establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time;

- Establishment of enhanced due diligence policies, procedures and controls designed to detect and report money laundering;

- Prohibition on correspondent accounts for foreign shell banks and compliance with record keeping obligations with respect to correspondent accounts of foreign banks; and

- Requirements that bank regulators consider a holding company's effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

Federal Home Loan Bank System. The Bank is a member of the FHLB-Atlanta. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. As an FHLB member, the Bank is required to own capital stock in an FHLB in an amount equal to the greater of:

- 1% of its aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year; or
- 5% of its FHLB advances or borrowings.

At December 31, 2006, the Bank was in compliance with this requirement.

A new capital plan of the FHLB-Atlanta was implemented on December 17, 2004. It was subsequently amended on December 8, 2005, and the amendment was approved by the regulator of the FHLB-Atlanta, the Federal Housing Finance Board, on January 25, 2006. The new capital plan, as amended, authorizes FHLB-Atlanta to issue, redeem and repurchase its capital stock at its stated par value of $100 per share. Each member of FHLB-Atlanta is required to own capital stock in an amount equal to the sum of:

- the membership stock requirement, which is the lesser of:
  (i) 0.20% of such member's total assets as of December 31 of the previous calendar year; or
  (ii) a specified dollar cap (initially estimated at $25 million); *plus*

- the activity-based stock requirement, which is the aggregate of:
  (i) a specified percentage (initially estimated at 4.50%) of the outstanding advances from FHLB-Atlanta to each member;
  (ii) a specified percentage (initially estimated at 0.00%) of the "acquired member assets" (as defined in FHLB regulations) sold by each member to FHLB-Atlanta; and
  (iii) a specified percentage (initially estimated at 8.00%) of any targeted debt/equity investment (which satisfies the criteria set forth in the FHLB regulations) sold by each member to FHLB-Atlanta.

Nontraditional Mortgage Products. On September 29, 2006, the federal banking agencies published final guidance for institutions that originate or service nontraditional or alternative mortgage products, defined to include all residential mortgage loan products that allow borrowers to defer repayment on principal or interest, such as interest-only mortgages and payment option adjustable-rate mortgages. A portion of the Bank's adjustable-rate residential mortgage loans are alternative mortgage loans.

Recognized that alternative mortgage products expose the institutions to increased risks as compared to traditional loans where payments amortize or reduce the principal amount, the guidance required increased scrutiny for alternative mortgage products. Institutions that originate or service alternative mortgages should have (1) strong risk management practices that include maintenance of capital levels and allowance for loan losses commensurate with the risk; (2) prudent lending policies and underwriting standards that address the borrower's repayment capacity; and (3) programs and practices designed to ensure that consumers receive clear and balanced information to assist in making informed decisions about mortgage products. The guidance also recommends heightened controls and safeguards when an institution combines an alternative mortgage product with features the compound risk, such as a simultaneous second-lien or the use of reduced documentation to evaluate a loan application.

The Bank is required to an intends to comply with the guidance as it is interpreted and applied by the OTS.

Assessments. The OTS charges assessments to recover the cost of examining federal savings banks and their affiliates. These assessments are based on three components: (1) the size of the institution on which the basic assessment is based; (2) the institution's supervisory condition, which results in an additional assessment based on a percentage of the basic assessment for any savings institution with a composite rating of 3,4 or 5 in its most recent safety and soundness examination; and (3) the complexity of the institution's operations, which results in an additional assessment based on a percentage of the basic assessment for any savings institution that managed over $1 billion in trust assets, serviced for others loans aggregating more than $1 billion, or had certain off-balance sheet assets aggregating more than $1 billion.

The OTS also assesses fees against savings and loan holding companies such as the Bancorp. The OTS semi-annual assessment for savings and loan holding companies includes a $3,000 base assessment with an additional assessment based on the holding company's risk or complexity, organizational form and condition.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. At December 31, 2006, the Bank was in compliance with these requirements.

Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Item 1A. Risk Factors

Unless the context indicates otherwise, all references to "we," "us," "our" in this subsection "Risk Factors" refer to the Bancorp and its subsidiaries. You should carefully consider the risks described below as well as elsewhere in this Annual Report on Form 10-K. If any of the risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. This Annual Report on Form 10-K contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Annual Report on Form 10-K.

We may be adversely affected by changes in economic and political conditions and by governmental monetary and fiscal policies.

The thrift industry is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond our control may adversely affect our potential profitability. Any future rises in interest rates, while increasing the income yield on our earning assets, may adversely affect loan demand and the cost of funds and, consequently, our profitability. Any future decreases in interest rates may adversely affect our profitability because such decreases may reduce the amounts that we may earn on our assets. Economic downturns could result in the delinquency of outstanding loans. We do not expect any one particular factor to materially affect our results of operations. However, downtrends in several areas, including real estate, construction and consumer spending, could have a material adverse impact on our ability to remain profitable.

Changes in interest rates could adversely affect our financial condition and results of operations.

The operations of financial institutions, such as us, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Our net interest income is significantly affected by market rates of interest that in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, our balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as US Government and corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions.

Most of our loans are secured by real estate located in our market area. If there is a downturn in our real estate market, these borrowers may default on their loans and we may not be able to fully recover our loans.

A downturn in the real estate market could hurt our business because most of our loans are secured by real estate. Substantially all of our real property collateral is located in the states of Maryland, Virginia and Delaware. As of December 31, 2006, approximately 95% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. If real estate prices decline, the value of real estate collateral securing our loans could be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. Any such downturn could have a material adverse effect on our business, financial condition and results of operations.

In addition, approximately 65% of the book value of our loans consisted of construction, land acquisition and development loans, commercial real estate loans and land loans, which present additional risks described in "Item 1. Business".

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our operations are located in Anne Arundel County, Maryland, which makes our business highly susceptible to local economic conditions, and an economic downturn or recession in that area may adversely affect our ability to operate profitably.

Unlike larger banking organizations that are more geographically diversified, our operations are currently concentrated in Anne Arundel County, Maryland. In addition, almost all of our loans have been made to borrowers in the states of Maryland, Virginia and Delaware. As a result of this geographic concentration, our financial results depend largely upon economic conditions in this market area. A deterioration or recession in economic conditions in this market could result in one or more of the following:

- a decrease in deposits;
- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- a decrease in the demand for our products and services; and
- a decrease in the value of collateral for loans, especially real estate, and reduction in the customers' borrowing power.

Any of the foregoing factors may adversely affect our ability to operate profitably.

We are subject to federal and state regulation and the monetary policies of the Federal Reserve Board. Such regulation and policies can have a material adverse effect on our earnings and prospects.

Our operations are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past, and are expected to continue to do so in the future. Among the instruments of monetary policy used by the Federal Reserve Board to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary polices of the Federal Reserve Board or to existing federal and state legislation or the effect that such changes may have on our future business and earnings prospects

We have established an allowance for loan losses based on our management's estimate. Actual losses could differ significantly from those estimates. If the allowance is not adequate, it could have a material adverse effect on our earnings and the price of our stock.

We have established an allowance for loan losses which management believes to be adequate to offset probable losses on our existing loans. However, there is no precise method of estimating loan losses and our ongoing analysis may cause this estimate to change in the future and actual losses may differ materially from this estimate. In addition, there can be no assurance that any future declines in real estate market conditions, general economic conditions or changes in regulatory policies will not require us to increase our allowance for loan losses. Any increase in the allowance for loan losses will reduce our earnings and may adversely affect the price of our common stock.

We compete with a number of local, regional and national financial institutions for customers.

We face strong competition from other thrifts, banks, savings institutions and other financial institutions that have branch offices or otherwise operate in our market area, as well as many other companies now offering a range of financial services. Many of these competitors have substantially greater financial resources and larger branch systems than we do. In addition, many of our competitors have higher legal lending limits than we do. Particularly intense competition exists for sources of funds including savings and retail time deposits and for loans, deposits and other services that we offer.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have been permitted to engage in activities that compete directly with traditional bank business. Competition with various financial institutions could hinder our ability to maintain profitable operations and grow our business.

Our information systems may experience an interruption or breach in security, which could result in a loss of business.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. We depend on third-party providers for many of our systems and if these providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we would be able to negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We continually encounter technological change, and, if we are unable to develop and implement efficient and customer friendly technology, we could lose business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

There can be no assurance that we will continue to pay dividends in the future.

Although we expect to continue our policy of regular quarterly dividend payments, this dividend policy will be reviewed periodically in light of future earnings, regulatory restrictions and other considerations. No assurance can be given, therefore, that cash dividends on common stock will be paid in the future at the same rate or at all.

An investment in our common stock is not insured against loss.

Investments in the shares of our common stock are not deposits insured against loss by the FDIC or any other entity. As a result, you may lose some or all of your investment.

Our success depends on our senior management team and if we are not able to retain them, it could have a materially adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team, including Alan J. Hyatt, our President and Chief Executive Officer. We depend on the services of Mr. Hyatt and the other members of our senior management team to, among other things, continue the development and implementation of our strategies, and maintain and develop our client relationships. We do not have an employment agreement with members of our senior management nor do we maintain "key-man" life insurance on our senior management.

"Anti-takeover" provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders.

Our charter presently contains certain provisions which may be deemed to be "anti-takeover" and "anti-greenmail" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of us by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. For example, our charter provides that our board of directors may issue up to 1,000,000 shares of preferred stock without shareholder approval. In addition, our charter provides for a classified board, with each board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 75 percent of our common stock. The overall effects of the "anti-takeover" and "anti-greenmail" provisions may be to discourage, make more costly or more difficult, or prevent a future takeover offer, prevent shareholders from receiving a premium for their securities in a takeover offer, and enhance the possibility that a future bidder for control of us will be required to act through arms-length negotiation with the our board of directors.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Securities Exchange Act of 1934. As a result, current and potential shareholders may lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business and we could be subject to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K, our management's report on internal control over financial reporting and our registered public accounting firm's attestation report on our management's assessment of our internal control over financial reporting. While we have reported no or "material weaknesses in this Form 10-K, we cannot guarantee that we will not have any "significant deficiencies" or "material weaknesses" reported by our independent registered public accounting firm in the future. Compliance with the requirements of Section 404 is expensive and time-consuming. If in the future we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential shareholders and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business.

Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

Recent terrorist attacks in the United States and abroad, as well as future events occurring in response to or in connection with them, including, without limitation, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. Any of these events could cause consumer confidence and savings to decrease or result in increased volatility in the United States and worldwide financial markets and economy. Any of these occurrences could have an adverse impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Bancorp has four retail branch locations in Anne Arundel County, Maryland, of which it owns three and leases the fourth. The Bank, Homeowner's Title, and HC all lease their executive and administrative offices located in Annapolis, Maryland from HS West LLC, a wholly owned subsidiary of the Bank. HS West LLC owns its office building in Annapolis, Maryland. In addition, the Bank leases office space in Annapolis Maryland from a third party.

HS West LLC is a subsidiary of the Bank, and is constructing a building in Annapolis, Maryland that effective January 2007 will serve as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is included. As of December 31, 2006, HS West LLC has incurred approximately $26,312,000 of costs, which are included in land and construction in progress. The total cost, which includes build-outs on leased space, is expected to be approximately $28,000,000 with completion mid 2007. HS West LLC has entered into agreements to lease all the remaining space in the building not occupied by the Bank and Bancorp.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which Bancorp, the Bank or any subsidiary is a party or to which any of their property is subject.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant that are not Directors.

Thomas G. Bevivino, age 51, has served as the Chief Financial Officer of Bancorp since July 1, 2005. He serves in the same capacity for the Bank. Mr. Bevivino was a financial consultant from 2002 until 2004, and served as Chief Financial Officer of Luminant Worldwide Corporation from 1999 until 2002.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The graph below sets forth comparative information regarding the Company's cumulative shareholder return on its Common Stock over the last five years. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) for the measurement period plus share price change for a period by the share price at the beginning of the measurement period. *Severn Bancorp, Inc.'s cumulative shareholder return is based on an investment of $100 on December 31, 2001, and is compared to the cumulative total return of the NASDAQ Composite Index and the SNL Securities LC Thrift Index for thrifts with total assets between $500 million and $1.0 billion (the "SNL Thrift ($500M to $1.0B) Index")*

Comparison of Cumulative Total Return Among Severn, NASDAQ Composite Index and SNL Thrift ($500M to $1.0B) Index from December 31, 2001 to December 31, 2006



Severn Bancorp, Inc.
Total Return Performance
800
700
600
500
400
300
200
100
0
Index Value
Severn Bancorp, Inc.
NASDAQ Composite Index
SNL $500M-$1B Thrift Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**
Severn Bancorp, Inc.	100.00	180.88	364.92	559.00	456.67	502.73
NASDAQ Composite Index	100.00	68.76	103.67	113.16	115.57	127.58
SNL $500M-$1B Thrift Index	100.00	140.09	199.47	220.65	209.70	256.94

Quarterly Stock Information*

Quarter	2006 Closing Stock Price Range Low	High	Per Share Dividend	Quarter	2005 Closing Stock Price Range Low	High	Per Share Dividend
1st	$16.72	$19.97	$.060	1st	$17.28	$21.02	$.055
2nd	17.86	20.13	.060	2nd	15.79	17.87	.055
3rd	18.48	19.97	.060	3rd	15.83	17.87	.055
4th	18.55	19.80	.060	4th	16.20	17.56	.055

*Retroactively adjusted to reflect 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006.

The common stock of Bancorp is traded on the Nasdaq Capital Market under the symbol "SVBI". As of February 22, 2007, there were 214 stockholders of Bancorp's common stock.

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, serves as the Transfer Agent and Registrar for Bancorp.

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's quarterly dividends to its shareholders will depend primarily upon receipt of dividends from the Bank. For regulatory restrictions on the Bank's ability to pay dividends, see note 12 to the consolidated financial statements.

See Item 12 of this Annual Report on Form 10-K and Notes 9 and 11 to the consolidated financial statements for information regarding equity compensation plans.

Item 6. Selected Financial Data

For information concerning quarterly financial data for Bancorp, see note 17 to the consolidated financial statements.

The following financial information is derived from the audited financial statements of Bancorp. The information is a summary and should be read in conjunction with Bancorp's audited financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Financial and Other Data

	At December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands, except per share information)				
Balance Sheet Data					
Total assets	$911,916	$ 849,774	$ 703,616	$ 540,471	$ 458,415
Total loans, net	835,477	779,333	656,967	506,026	418,825
Investment securities held to maturity	7,271	8,290	9,955	12,721	9,661
Non-performing loans	5,927	1,693	939	469	1,758
Total non-performing assets	6,897	1,693	939	469	1,982
Deposits	626,524	594,893	527,413	419,726	377,925
Short-term borrowings	18,000	26,000	-	6,000	-
Long-term debt	155,000	132,000	89,000	59,000	34,000
Total liabilities	825,474	777,062	639,462	487,501	415,233
Stockholders' equity	86,442	72,712	60,154	48,970	39,181
Book value per common share *	$9.45	$7.95	$6.57	$5.35	$4.30
Common shares outstanding *	9,150,850	9,150,002	9,150,002	9,150,002	9,113,702
Other Data:					
Number of:					
Full service retail banking facilities	3	3	3	2	2
Full-time equivalent employees	121	111	105	81	69

* Retroactively adjusted to reflect 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006 and a two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004.

Summary of Operations

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands, except per share information)				
Interest and dividend income	$70,175	$57,135	$44,829	$37,087	$33,402
Interest expense	32,060	21,955	14,631	12,341	13,799
Net interest income	38,115	35,180	30,198	24,746	19,603
Provision for loan losses	1,561	1,570	1,200	900	670
Net interest income after provision for loan losses	36,554	33,610	28,998	23,846	18,933
Non-interest income	3,867	2,748	3,402	4,674	4,133
Non-interest expense	14,065	12,878	11,211	9,616	8,447
Income before income tax provision	26,356	23,480	21,189	18,904	14,619
Provision for income taxes	10,608	8,926	8,258	7,575	5,671
Net income	$15,748	$14,554	$12,931	$11,329	$8,948
Per Share Data:					
Basic earnings per share *	$1.72	$1.59	$1.42	$1.22	$0.96
Diluted earnings per share *	$1.72	$1.59	$1.42	$1.22	$0.96
Weighted number of shares outstanding basic *	9,150,263	9,150,002	9,150,002	9,122,445	9,002,814
Weighted number of shares outstanding diluted *	9,153,687	9,150,002	9,150,002	9,146,064	9,027,091

* Retroactively adjusted to reflect 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006 and a two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004.

Key Operating Ratios

	For the Year Ended December 31,				
	2006	2005	2004	2003	2002
Performance Ratios:					
Return on average assets	1.77%	1.84%	2.02%	2.23%	2.14%
Return on average equity	19.59%	21.85%	23.56%	25.22%	25.58%
Dividend payout ratio	13.95%	13.84%	13.38%	12.30%	11.46%
Net interest margin	4.50%	4.58%	4.81%	4.99%	4.86%
Interest rate spread	4.20%	4.32%	4.60%	4.77%	4.59%
Non-interest expense to average assets	1.58%	1.63%	1.75%	1.89%	2.02%
Efficiency ratio	33.50%	33.95%	33.37%	32.69%	35.59%
Asset Quality Ratios:					
Average equity to average assets	9.02%	8.42%	8.57%	8.84%	8.38%
Nonperforming assets to total assets at end of period	0.76%	0.20%	0.13%	0.09%	0.43%
Nonperforming loans to total gross loans at end of period	0.62%	0.18%	0.12%	0.08%	0.36%
Allowance for loan losses to net loans at end of period	1.08%	0.96%	0.90%	0.95%	0.95%
Allowance for loan losses to nonperforming loans at end of period	152.29%	443.30%	632.10%	1030.49%	227.02%

Average Balance Sheet

Average Balance Sheet. The following table contains for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, and the net yield on interest-earning assets.

	Years Ended December 31,								
	2006			2005			2004		
	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost
				(dollars in thousands)					
ASSETS									
Loans (1)	$819,038	$68,610	8.38%	$738,028	$56,120	7.60%	$600,030	$44,091	7.35%
Investments (2)	5,000	154	3.08%	5,000	154	3.08%	5,250	165	3.15%
Mortgage-backed securities	2,823	112	3.97%	4,065	173	4.26%	5,686	254	4.46%
Other interest-earning assets (3)	19,886	1,299	6.53%	15,923	688	4.32%	12,656	319	2.52%
Total interest-earning assets	846,747	70,175	8.29%	763,016	57,135	7.49%	623,622	44,829	7.19%
Non-interest earning assets	44,385			28,027			16,552		
Total Assets	$891,132			$791,043			$640,174		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings and checking deposits	$138,242	$2,728	1.97%	$155,513	$2,455	1.58%	$192,946	$2,670	1.38%
Certificates of deposits	483,524	20,977	4.34%	408,026	13,819	3.39%	284,636	8,622	3.03%
Borrowings	162,417	8,355	5.14%	134,833	5,681	4.21%	96,250	3,339	3.47%
Total interest-bearing liabilities	784,183	32,060	4.09%	698,372	21,955	3.14%	573,832	14,631	2.55%
Non-interest bearing liabilities	26,556			26,059			11,451		
Stockholders' equity	80,393			66,612			54,891		
Total liabilities and stockholders' equity	$891,132			$791,043			$640,174		
Net interest income and Interest rate spread		$38,115	4.20%		$35,180	4.35%		$30,198	4.64%
Net interest margin			4.50%			4.61%			4.84%
Average interest-earning assets to average interest-bearing liabilities			107.98%			109.26%			108.68%

(1) Non-accrual loans are included in the average balances and in the computation of yields.

(2) Bancorp does not have any tax-exempt securities.

(3) Other interest earning assets includes interest bearing deposits in other banks, federal funds, and FHLB stock investments.

Rate Volume Table

	Year ended December 31, 2006 vs. Year ended December 31, 2005			Year ended December 31, 2005 vs. Year ended December 31, 2004		
	Total	Changes Due to		Total	Changes Due to	
	Change	Volume (1)	Rate (1)	Change	Volume (1)	Rate (1)
	(dollars in thousands)					
Interest-earning assets						
Loans	$12,490	$6,160	$6,330	$12,029	$10,140	$1,889
Investments	-	-	-	(11)	(8)	(3)
Mortgage-backed securities	(61)	(53)	(8)	(81)	(72)	(9)
Other interest-earning assets	611	171	440	369	82	287
Total interest income	$13,040	$6,278	$6,762	$12,306	$10,142	$2,164
Interest-bearing liabilities						
Savings and checking deposits	$273	$(272)	$545	$(215)	$(518)	$303
Certificates of deposits	7,158	2,557	4,601	5,197	3,738	1,459
Borrowings	2,674	1,162	1,512	2,342	1,338	1,004
Total interest expense	$10,105	$3,447	$6,658	$7,324	$4,558	$2,766
Net change in interest income	$2,935	$2,831	$104	$4,982	$5,584	$(602)

(1) Changes in interest income/expense not arising from volume or rate variances are allocated proportionately to rate and volume.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Bancorp's significant accounting policies are set forth in note 1 of the consolidated financial statements for the year ended December 31, 2006 which are set forth on pages F-1 through F-35. Of these significant accounting policies, Bancorp considers the policy regarding the allowance for loan losses to be its most critical accounting policy, given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. Bancorp has developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. Bancorp's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Overview

The primary business of Bancorp is consumer deposit products and residential and commercial mortgages. Bancorp operates primarily in Anne Arundel County, Maryland, as well as surrounding areas in Maryland, northern Virginia and Delaware. The demand for construction lending and residential mortgages has slowed during 2006 compared to activity in 2005. In addition, the interest rate spread between Bancorp's cost of funds and what it earns on loans has decreased from 2005, as increases in interest rates paid on deposits and borrowings has outpaced interest earned on loans.

Even though the interest rate spread has decreased throughout 2006, Bancorp's revenues have increased as its loan portfolio has increased from 2005. In addition, while variable expenses, such as compensation, have increased, Bancorp's overall expenses have remained modest, which has resulted in increased profitability.

Bancorp's asset quality has remained good, as there have been minimal losses due to defaulting loans.

Going forward, Bancorp's challenge will be to continue to grow assets in the form of mortgage loans, while earning a profitable spread, and continuing to maintain good asset quality. In addition, Bancorp will be challenged to keep overhead low as costs of its new headquarters are realized starting in 2007.

Interest rates are outside the control of Bancorp, so it must attempt to balance its pricing and duration of its loan portfolio against the risks of rising costs of its deposits and borrowings.

The continued success and attraction of Anne Arundel County, Maryland, and vicinity, will also be important to Bancorp's ability to originate and grow its mortgage loans, as will Bancorp's continued focus on maintaining a low overhead.

Financial Condition

Total assets increased by $62,142,000, or 7.3%, at December 31, 2006 to $911,916,000, compared to $849,774,000 at December 31, 2005. The following discusses the material changes between the December 31, 2006 and 2005 balance sheets.

Loans

Loans Held For Sale. Loans held for sale decreased by $246,000, or 7.6% at December 31, 2006 to $2,970,000, compared to $3,216,000 at December 31, 2005. This decrease was primarily due to a slowdown in loans sold on the secondary market, and the timing of loans pending sale at year-end.

Loans Receivable. Total net portfolio loans receivable increased by $56,390,000, or 7.3% at December 31, 2006, to $832,507,000, compared to $776,117,000 at December 31, 2005. The increase in the loan portfolio resulted from the strong loan demand during the first half of 2006; however, Bancorp experienced a general slowdown in loan demand during the second half of 2006. The increase in the loan portfolio included increases in residential loans, commercial real estate loans and land loans.

Premises and Equipment

Premises and equipment increased by $10,448,000, or 52.3% at December 31, 2006 to $30,411,000, compared to $19,963,000 at December 31, 2005. The increase was primarily due to construction costs incurred during 2006 for Bancorp's new administrative headquarters that opened January 2007.

Liabilities

Deposits. Total deposits increased by $31,631,000, or 5.3% at December 31, 2006 to $626,524,000, compared to $594,893,000 at December 31, 2005. This increase was primarily attributable to growth in certificates of deposit partially offset by a decrease in money market accounts. The net increase in deposits was primarily used to fund loan growth.

FHLB Advances. FHLB advances increased $15,000,000, or 9.5% at December 31, 2006 to $173,000,000, compared to $158,000,000 at December 31, 2005. This increase was the result of management's decision to borrow funds from FHLB at more favorable rates than would have been necessary to attract the needed funds through customer deposits.

Subordinated Debentures. Bancorp has a non-consolidated subsidiary trust, Severn Capital Trust I, of which 100% of the common equity is owned by Bancorp. The trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities ("capital securities") to third-party investors and investing the proceeds from the sale of such capital securities solely in subordinated debt securities of Bancorp ("debentures"). The debentures held by the trust are the sole assets of the trust. Distributions on the capital securities issued by the trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by the trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The debentures held by Severn Capital Trust I are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The subordinated debentures from Bancorp to the trust consist of a $20,619,000 note, which is at a floating rate of interest of LIBOR (5.37% at December 31, 2006) plus 200 basis points, and matures in 2035.

Off-Balance Sheet Arrangements. Bancorp has certain outstanding commitments and obligations that could impact Bancorp's financial condition, liquidity, revenues or expenses. These commitments and obligations include standby letters of credit, home equity lines of credit, loan commitments, lines of credit, and loans sold and serviced with limited repurchase provisions.

Standby letters of credit, which are obligations of Bancorp to guarantee performance of borrowers to governmental entities, decreased $585,000, or 8.8% as of December 31, 2006 to $6,032,000, compared to $6,617,000 as of December 31, 2005. Bancorp continues to see demand by its borrowers for letter of credit requirements.

Construction loans in process decreased $31,492,000, or 23.1% as of December 31, 2006 to $104,747,000, compared to $136,239,000 as of December 31, 2005. Construction loan demand has decreased from 2005, and the amount of construction loans in process has decreased.

Home equity lines of credit increased $5,282,000, or 26.7%, as of December 31, 2006 to $25,084,000, compared to $19,802,000 as of December 31, 2005. Home equity lines of credit allow the borrowers to draw funds up to a specified loan amount, from time to time. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans. This increase was a result of the competitively low interest rates offered on home equity loans.

Loan commitments decreased $4,700,000, or 24.1%, as of December 31, 2006 to $14,815,000, compared to $19,515,000 as of December 31, 2005. Loan commitments are obligations of Bancorp to provide loans, and such commitments are made in the usual course of business. This decrease was a result of a general slowdown in the demand for new loans at the end of 2006.

Lines of credit, which are obligations of Bancorp to fund loans made to certain borrowers, decreased $287,000, or 0.8%, to $33,495,000 as of December 31, 2006, compared to $33,782,000 as of December 31, 2005. The demand for this type of loan product has remained constant during 2006. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loans sold and serviced with limited repurchase provisions decreased $4,959,000, or 44.9%, as of December 31, 2006 to $6,089,000, compared to $11,048,000 as of December 31, 2005. This decrease was the result of the slowdown in the market for loans sold on the secondary market.

Bancorp uses the same credit policies in making commitments and conditional obligations as it does for its on-balance sheet instruments.

Comparison of Results of Operations for the Years Ended December 31, 2006 and 2005.

General. Bancorp's net income for the year ended December 31, 2006 was $15,748,000, or $1.72 per share diluted. This is compared to $14,554,000, or $1.59 per share diluted in 2005. This increase of $1,194,000, or 8.2%, was primarily the result of the growth in Bancorp's mortgage portfolio and Bancorp's continued ability to maintain low operating expenses.

Net Interest Income. Net interest income (interest earned net of interest charges) increased $2,935,000, or 8.3% to $38,115,000 for the year ended December 31, 2006, compared to $35,180,000 for the year ended December 31, 2005. This increase was primarily due to the growth in the loan portfolio, which offset a 0.15% decrease in Bancorp's interest rate spread to 4.20% for the year ended December 31, 2006, compared to 4.35% for the year ended December 31, 2005. Bancorp's interest rate spread decreased over the past year because interest rates earned on the Bank's loans have risen slower than the rise in interest rates paid on the Bank's interest bearing liabilities. Bancorp is uncertain whether it will be able to continue to attract lower cost deposits, as it has done in the last year, due to the general expectation of continued increased competition for deposit accounts and the possibility for interest rate increases in the future.

Provision for Loan Losses. The Bank's loan portfolio is subject to varying degrees of credit risk and an allowance for loan losses is maintained to absorb losses inherent in its loan portfolio. Credit risk includes, but is not limited to, the potential for borrower default and the failure of collateral to be worth what the Bank determined it was worth at the time of the granting of the loan. The Bank monitors its loan portfolio at least as often as quarterly and its loan delinquencies at least as often as monthly. All loans that are delinquent and all loans within the various categories of the Bank's portfolio as a group are evaluated. The Bank's Board, with the advice and recommendation of the Bank's delinquency committee, estimates an allowance to be set aside for loan losses. Included in determining the calculation are such factors as the inherent risk contained within the portfolio after considering the state of the general economy, economic trends, consideration of particular risks inherent in different kinds of lending and consideration of known information that may affect loan collectibility. An increase in the loan loss provision from the beginning of the year to the end of a year is the result after an analysis of the aforementioned factors and applying that rationale to the total portfolio.

As more commercial and higher loan-to-value loans are contained in the portfolio, the greater the allowance for loan losses will be. Changes in estimation methods may take place based upon the status of the economy and the estimate of the value of collateral and, as a result, the allowance may increase or decrease. The Bank believes that some portions of its loan portfolio have greater actual risk and, in other areas, there is greater inherent risk. The loan loss allowance has increased when the Board believes trends are negative and contributions to the allowance have decreased when trends are more positive. Management believes that the allowance for loan losses is adequate.

The total allowance for loan losses increased $1,521,000, or 20.3% to $9,026,000 as of December 31, 2006, compared to $7,505,000 as of December 31, 2005. The increase was a result of the current year's addition to the allowance and minimal charge offs being incurred. During the year ended December 31, 2006, the provision for loan losses was $1,561,000 compared to $1,570,000 for the year ended December 31, 2005. This decrease of $9,000 or 0.6%, was a result of slower loan growth and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2005.

Other Income and Non Interest Expenses. Revenues from mortgage banking activities decreased $599,000, or 42.3% to $817,000 for the year ended December 31, 2006, compared to $1,416,000 for the year ended December 31, 2005. This decrease was primarily the result of a $159,000 decrease in mortgage processing and servicing fees and a $440,000 decrease in the gain on sale of loans for the year ended December 31, 2006 compared to the year ended December 31, 2005. These decreases were attributable to a general slowdown in loan activity, which resulted in fewer loans sold on the secondary market during 2006 and less mortgage processing and servicing fees during 2006.

Real estate commissions increased $1,473,000, or 270.3% to $2,018,000 for the year ended December 31, 2006, compared to $545,000 for the year ended December 31, 2005. This increase was primarily the result of commissions earned on several large settlements that took place during 2006. Real estate management fees increased $152,000, or 35.7% for the year ended December 31, 2006, compared to $426,000 for the year ended December 31, 2005. This increase was primarily due to additional properties being managed in 2006.

Other non-interest income increased $93,000, or 25.8% to $454,000 for the year ended December 31, 2006, compared to $361,000 for the year ended December 31, 2005. This increase was primarily a result of an increase in rents collected and savings charges.

Compensation and related expenses increased $1,254,000, or 13.8% to $10,334,000 for the year ended December 31, 2006, compared to $9,080,000 for the year ended December 31, 2005. This increase was the result of additional Bank employees hired, higher commissions paid on loan growth, and salary rate increases. As of December 31, 2006, Bancorp had 121 full-time equivalent employees compared to 111 at December 31, 2005.

Occupancy decreased $13,000, or 1.8% to $706,000 for the year ended December 31, 2006, compared to $719,000 for the year ended December 31, 2005. Beginning in 2007, the Bank and Bancorp's administrative offices will move to its new headquarters in a building owned by HS West, LLC. It is not expected that this move will have a material impact on occupancy costs.

Other non-interest expense decreased $54,000, or 1.8% to $3,025,000 for the year ended December 31, 2006, compared to $3,079,000 for the year ended December 31, 2005. This decrease was primarily a result of a one-time cash reconciliation charge off of $135,000 in 2005 and a decrease in miscellaneous expenses of approximately $67,000, partially offset by increases in professional fees of approximately $68,000 and an increase in advertising expenses of approximately $97,000.

Income Taxes. Income taxes increased $1,682,000, or 18.8% to $10,608,000 for the year ended December 31, 2006, compared to $8,926,000 for the year ended December 31, 2005. The effective tax rate for the years ended December 31, 2006 and 2005 was 40.2% and 38.0%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

General. Bancorp's net income for the year ended December 31, 2005 was $14,554,000, or $1.59 per share diluted. This is compared to $12,931,000, or $1.42 per share diluted for the year ended December 31, 2004. This increase of $1,623,000, or 12.6%, was primarily the result of the continued growth in Bancorp's mortgage portfolio coupled with Bancorp's continued ability to maintain low operating expenses.

Net Interest Income. Net interest income (interest earned net of interest charges) totaled $35,180,000 for the year ended December 31, 2005, compared to $30,198,000 for the year ended December 31, 2004, an increase of $4,982,000 or 16.5%. This increase was primarily due to the growth in the loan portfolio, which offset a .29% decrease in Bancorp's interest rate spread to 4.35% for the year ended December 31, 2005, compared to 4.64% for the same period in 2004. Bancorp's interest rate spread decreased during 2005 year because interest rates earned on the Bank's loans had risen slower than the rise in interest rates paid on the Bank's interest bearing liabilities.

Provision for Loan Losses. As of December 31, 2005, the total allowance for loan losses was $7,505,000 as compared to $5,935,000 as of December 31, 2004, which was an increase of $1,570,000, or 26.5%. The increase was a result of the 2005 addition to the allowance and no charge offs being incurred. During the year ended December 31, 2005, the provision for loan losses was $1,570,000 compared to $1,200,000 for the year ended December 31, 2004. This increase of $370,000 or 30.8%, was a result of increased loan growth and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2004.

Other Income and Non Interest Expenses. Mortgage banking activities decreased $19,000, or 1.3% to $1,416,000 for the year ended December 31, 2005, compared to $1,435,000 for the year ended December 31, 2004. This decrease was primarily the result of a $32,000 decrease in mortgage processing and servicing fees partially offset by a $13,000 increase in the gain on sale of loans for the year ended December 31, 2005 compared to the year ended December 31, 2004. The increase in the gain on sale of loans was attributable to increased amount of loans sold on the secondary market during 2005. The decrease in mortgage processing and servicing fees related to a slowdown during 2005 of residential mortgages being refinanced.

Real estate commissions totaled $545,000 for the year ended December 31, 2005, compared to $1,234,000 for the year ended December 31, 2004, a decrease of $689,000 or 55.8%. This decrease was primarily due to a slowdown in commercial property sales and leasing. Real estate management fees totaled $426,000 for the year ended December 31, 2005, compared to $404,000 for the year ended December 31, 2004, an increase of $22,000 or 5.4%. This increase was primarily due to an increase in the amount of managed real estate.

Other non-interest income totaled $361,000 for the year ended December 31, 2005, compared to $329,000 for the year ended December 31, 2004, an increase of $32,000, or 9.7%. This increase was primarily a result of an increase in fees collected on loans.

Compensation and related expenses totaled $9,080,000 for the year ended December 31, 2005, compared to $8,167,000 for the year ended December 31, 2004, an increase of $913,000 or 11.2%. This increase was the result of hiring additional Bank employees, higher commissions paid on loan growth, and salary rate increases. As of December 31, 2005, Bancorp had 111 full-time equivalent employees compared to 95 at December 31, 2004.

Other non-interest expense totaled $3,079,000 for the year ended December 31, 2005, compared to $2,434,000 for the year ended December 31, 2004, an increase of $645,000, or 26.5%. This increase was primarily a result of increases in professional fees of $183,000, a cash reconciliation charge off of approximately $135,000 and an increase in office expenses of approximately $75,000.

Income taxes. Income taxes for the year ended December 31, 2005 were $8,926,000, compared to $8,258,000 for the year ended December 31, 2004, an increase of $668,000 or 8.1%. The effective tax rate for the years ended December 31, 2005 and 2004 was 38.0% and 39.0%, respectively.

Liquidity and Capital Resources.

Bancorp's liquidity is determined by its ability to raise funds through loan payments, maturing investments, deposits, borrowed funds, capital, or the sale of loans. Based on the internal and external sources available, Bancorp's liquidity position exceeded anticipated short-term and long-term needs at December 31, 2006. Core deposits, considered to be stable funding sources and defined to include all deposits except time deposits of $100,000 or more, equaled 68% of total deposits at December 31, 2006. The Bank's experience is that a substantial portion of certificates of deposit will renew at time of maturity and will remain on deposit with the Bank. Additionally, loan payments, maturities, deposit growth and earnings contribute a flow of funds available to meet liquidity requirements.

In addition to its ability to generate deposits, Bancorp has external sources of funds, which may be drawn upon when desired. The primary source of external liquidity is an available line of credit equal to 30% of the Bank's assets with FHLB-Atlanta. The available line of credit with FHLB-Atlanta was $273,575,000 at December 31, 2006, of which $173,000,000 was outstanding at that time. For interest rates on these advances, see note 7 to the consolidated financial statements.

In assessing its liquidity the management of Bancorp considers operating requirements, anticipated deposit flows, expected funding of loans, deposit maturities and borrowing availability, so that sufficient funds may be available on short notice to meet obligations and business opportunities as they arise. As of December 31, 2006, Bancorp had $14,815,000 outstanding in loan commitments, which Bancorp expects to fund from the sources of liquidity described above. This amount does not include undisbursed lines of credit, home equity lines of credit and standby letters of credit, in the aggregate amount of $64,611,000, which Bancorp anticipates it will be able to fund, if required, from these liquidity sources in the regular course of business.

In addition to the foregoing, the payment of dividends is a use of cash, but is not expected to have a material effect on liquidity.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

Contractual Obligations

The following table contains for the periods indicated information regarding the financial obligations owing by Bancorp under contractual obligations.

	Payments due by period (dollars in thousands)				
	Total	**2007**	**2008-2009**	**2010-2011**	**2012 +**
Long term debt	$155,000	$15,000	$35,000	$10,000	$95,000
Subordinated debentures	20,619	-	-	-	20,619
Operating lease obligations	214	60	120	34	-
Certificates of Deposit	490,865	409,469	50,842	30,509	45
Total	$666,698	$424,529	$85,962	$40,543	$115,664

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Qualitative Information About Market Risk. The principal objective of Bancorp's interest rate risk management is to evaluate the interest rate risk included in balance sheet accounts, determine the level of risks appropriate given Bancorp's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Bancorp's interest rate risk management policy. Through this management, Bancorp seeks to reduce the vulnerability of its operations to changes in interest rates. The Board of Directors of Bancorp is responsible for reviewing assets/liability policies and interest rate risk position. The Board of Directors reviews the interest rate risk position on a quarterly basis and, in connection with this review, evaluates Bancorp's business activities and strategies, the effect of those strategies on Bancorp's net interest margin and the effect that changes in interest rates will have on Bancorp's loan portfolio. While continuous movement of interest rates is certain, the extent and timing of these movements is not always predictable. Any movement in interest rates has an effect on Bancorp's profitability. Bancorp faces the risk that rising interest rates could cause the cost of interest bearing liabilities, such as deposits and borrowings, to rise faster than the yield on interest earning assets, such as loans and investments. Bancorp's interest rate spread and interest rate margin may be negatively impacted in a declining interest rate environment even though Bancorp generally borrows at short-term interest rates and lends at longer-term interest rates. This is because loans and other interest earning assets may be prepaid and replaced with lower yielding assets before the supporting interest bearing liabilities reprice downward. Bancorp's interest rate margin may also be negatively impacted in a flat or inverse-yield curve environment. Mortgage origination activity tends to increase when interest rates trend lower and decrease when interest rates rise.

Bancorp's primary strategy to control interest rate risk is to sell substantially all long-term fixed-rate loans in the secondary market. To further control interest rate risk related to its loan servicing portfolio, Bancorp originates a substantial amount of construction loans that typically have terms of one year or less. The turnover in construction loan portfolio assists Bancorp in maintaining a reasonable level of interest rate risk.

Quantitative Information About Market Risk. The primary market risk facing Bancorp is interest rate risk. From an enterprise prospective, Bancorp manages this risk by striving to balance its loan origination activities with the interest rate market. Bancorp attempts to maintain a substantial portion of its loan portfolio in short-term loans such as construction loans. This has proven to be an effective hedge against rapid increases in interest rates as the construction loan portfolio reprices rapidly.

The matching of maturity or repricing of interest earning assets and interest bearing liabilities may be analyzed by examining the extent to which these assets and liabilities are interest rate sensitive and by monitoring the Bank's interest rate sensitivity gap. An interest earning asset or interest bearing liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. The difference between rate sensitive assets and rate sensitive liabilities represents the Bank's interest sensitivity gap.

Exposure to interest rate risk is actively monitored by Bancorp's management. Its objective is to maintain a consistent level of profitability within acceptable risk tolerances across a board range of potential interest rate environments. Bancorp uses the OTS Net Portfolio Value ("NPV") model to monitor its exposure to interest rate risk, which calculates changes in NPV. The following table represents Bancorp's NPV at December 31, 2006. The NPV was calculated by the OTS, based upon information provided to the OTS.

INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)

		Net Portfolio Value		NPV as % of PV of Assets	
Change In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
		(dollars are in thousands)			
+300 bp	108,903	(17,518)	(14%)	12.22%	(148bp)
+200 bp	115,804	(10,617)	(8%)	12.83%	(87bp)
+100 bp	121,130	(5,292)	(4%)	13.27%	(42bp)
0 bp	126,421			13.69%	
-100 bp	130,260	3,838	3%	13.96%	27bp
-200 bp	132,417	5,995	5%	14.05%	36bp
-300 bp	-	-	-%	-%	-bp

The above table suggests that if interest rates rise 100 bps, Bancorp's interest sensitive assets would decline by $5,292,000.

Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are included herein at pages F1 through F35 .

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Under the supervision and with the participation of Bancorp's management, including its Chief Executive Officer and Chief Financial Officer, Bancorp has evaluated the effectiveness of its disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of December 31, 2006. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the period covered by this report, Bancorp's disclosure controls and procedures were effective in reaching a reasonable level of assurance that (i) information required to be disclosed by Bancorp in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by Bancorp in its reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Bancorp's management, with the participation of its Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of Bancorp's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), to determine whether any changes occurred during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, Bancorp's internal control over financial reporting. Based on that evaluation, there were no such changes during the quarter ended December 31, 2006.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Bancorp have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Severn Bancorp, Inc. ("Bancorp") is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principals, and as such, include some amounts that are based on management's best estimates and judgments.

Bancorp's management is responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control over financial reporting, as it relates to the financial statements, is evaluated for effectiveness by management and tested for reliability through a program of internal audits and management testing and review. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsorship Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on its assessment, management concluded that as of December 31, 2006, Bancorp's internal control over financial reporting is effective and meets the criteria of the *Internal Control – Integrated Framework.*

Bancorp's independent registered public accounting firm, Beard Miller Company LLP, has issued as attestation report on management's assessment of Bancorp's internal control over financial reporting. This report appears on pages 50 and 51.

/s/ Alan J. Hyatt
Alan J. Hyatt
President and Chief Executive Officer

/s/ Thomas G. Bevivino
Thomas G. Bevivino
Principal Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Severn Bancorp, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Severn Bancorp, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Severn Bancorp, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Severn Bancorp, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Severn Bancorp, Inc. and Subsidiaries as of and for the year ended December 31, 2006 and our report dated March 6, 2007 expressed an unqualified opinion on those financial statements.

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
March 6, 2007

Item 9B. Other Information

Bancorp does not have any employees. The executive officers of Bancorp are employees at-will of the Bank. The Board of Directors of the Bank has a Compensation Committee, which determines the compensation of the executive officers of Bancorp. Annually, the Compensation Committee of the Bank's Board of Directors evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to its peer group. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity is considered and compared to its peer group. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Based on the considerations set forth above, at its meeting on November 21, 2006, the Compensation Committee approved bonuses for the Bank's executive officers for fiscal year 2006 as follows: Alan J. Hyatt, $191,000; Melvin E. Meekins, Jr., $135,300; S. Scott Kirkley, $82,500; and Thomas G. Bevivino, $50,000. In addition, the Compensation Committee, at its meeting on November 21, 2006, approved the annual base salaries of the Bank's executive officers for fiscal year 2007 as follows: Alan J. Hyatt, $278,000; Melvin E. Meekins, Jr., $330,000; S. Scott Kirkley, $236,000; and Thomas G. Bevivino, $167,000.

PART III

Item 10. Directors and Executive Officers of the Registrant and Corporate Governance

Reference is made to the section captioned "Proposal 1: Election of Directors" in Bancorp's Proxy Statement dated March 21, 2007 for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Stock Ownership" in Bancorp's Proxy Statement dated March 21, 2007 for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned ""Section 16(a) Beneficial Ownership Reporting Compliance" in Bancorp's Proxy Statement dated March 21, 2007 for the information required by this Item, which is hereby incorporated by reference.

Item 11. Executive Compensation

Reference is made to the section captioned "Director and Executive Officer Compensation" in Bancorp's Proxy Statement dated March 21, 2007 for the information required by this Item, which is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the section captioned "Stock Ownership" and "Director and Executive Officer Compensation" in Bancorp's Proxy Statement dated March 21, 2007 for the information required by this Item, which is hereby incorporated by reference.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance Under equity compensation plans
Equity compensation plan approved by security holders	112,400	$17.43	45,100
Equity compensation plans not approved by security holders	-	-	-
Total	112,400	$17.43	45,100

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the sections captioned "Compensation Committee Interlocks, and Insider Participation," and "Certain Transactions With Related Persons" in Bancorp's Proxy Statement dated March 21, 2007 for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Director Independence" in Bancorp's Proxy Statement dated March 21, 2007 for the information required by this Item, which is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

Reference is made to the section captioned "Relationship with Independent Auditors" in Bancorp's Proxy Statement dated March 21, 2007 for the information required by this Item, which is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following consolidated financial statements of Bancorp and its wholly owned subsidiaries are filed as part of this report:

1. Financial Statements
   - REPORTS OF BEARD MILLER COMPANY LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
   - CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AT DECEMBER 31, 2006 AND DECEMBER 31, 2005
   - CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
   - CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
   - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004.
   - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Financial Statement Schedules
   All financial statement schedules have been omitted, as required information is either inapplicable or included in the consolidated financial statements or related notes.

3. Exhibits
   The following exhibits are filed as part of this report:

Exhibit No.	**Description of Exhibit**
3.1	Articles of Incorporation of Severn Bancorp, Inc. (1)
3.2	Bylaws of Severn Bancorp, Inc. (1)
3.3	Amendment to Bylaws
10.1+	Description of compensation of directors and officers
10.2+	Stock Option Plan (3)
10.3+	Employee Stock Ownership Plan (1)
10.4+	Form of Common Stock Option Agreement(4)
14	Code of Ethics (2)
21.1	Subsidiaries of Severn Bancorp, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32	Certification of CEO and CFO pursuant to Section 906 of Sarbanes-Oxley Act of 2002

+ Denotes management contract, compensatory plan or arrangement.

(1) Incorporated by reference from Bancorp's Registration Statement of Form 10 filed with the Securities and Exchange Commission on June 7, 2002.

(2) Incorporated by reference from Bancorp's 2003 Form 10-K filed with the Securities and Exchange Commission on March 25, 2004.

(3) Incorporated by reference from Bancorp's 2004 Form 10-K filed with the Securities and Exchange Commission on March 21, 2005.

(4) Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEVERN BANCORP, INC.

March 6, 2007

/s/ Alan J. Hyatt
Alan J. Hyatt
Chairman of the Board, President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 6, 2007	/s/ Alan J. Hyatt Alan J. Hyatt Chairman of the Board, President, Chief Executive Officer and Director
March 6, 2007	/s/ Thomas G. Bevivino Thomas G. Bevivino, Executive Vice President and Chief Financial Officer
March 6, 2007	/s/ S. Scott Kirkley S. Scott Kirkley, Executive Vice President, Secretary, Treasurer and Director
March 6, 2007	/s/ Melvin E. Meekins, Jr. Melvin E. Meekins, Jr., Executive Vice President and Director
March 6, 2007	/s/ Melvin Hyatt Melvin Hyatt, Director
March 6, 2007	/s/ Ronald P. Pennington Ronald P. Pennington, Director
March 6, 2007	/s/ T. Theodore Schultz T. Theodore Schultz, Director
March 6, 2007	/s/ Albert W. Shields Albert W. Shields, Director
March 6, 2007	/s/ Louis DiPasquale, Jr. Louis DiPasquale, Jr., Director
March 6, 2007	/s/ Keith Stock Keith Stock, Director

bmc PORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Severn Bancorp, Inc.
Annapolis, Maryland

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for share-based payments in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Severn Bancorp, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
March 6, 2007

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	December 31,	
	2006	2005
ASSETS		
Cash and due from banks	$16,982	$8,771
Interest bearing deposits in other banks	709	301
Federal funds sold	1,024	15,923
Cash and cash equivalents	18,715	24,995
Investment securities held to maturity	7,271	8,290
Loans held for sale	2,970	3,216
Loans receivable, net of allowance for loan losses of $9,026 and $7,505, respectively	832,507	776,117
Premises and equipment, net	30,411	19,963
Federal Home Loan Bank stock at cost	9,468	8,513
Accrued interest receivable and other assets	10,574	8,680
Total assets	$911,916	$849,774
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$626,524	$594,893
Short-term borrowings	18,000	26,000
Long-term borrowings	155,000	132,000
Subordinated debentures	20,619	20,619
Accrued interest payable and other liabilities	5,331	3,550
Total liabilities	825,474	777,062
Stockholders' Equity		
Common stock, $0.01 par value, 20,000,000 shares authorized; 9,150,850 and 8,318,184 shares issued and outstanding at December 31, 2006 and 2005, respectively	92	83
Additional paid-in capital	28,270	11,516
Retained earnings	58,080	61,113
Total stockholders' equity	86,442	72,712
Total liabilities and stockholders' equity	$911,916	$849,774

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

	Years Ended December 31,		
Interest Income	2006	2005	2004
Loans	$68,610	$56,120	$44,091
Securities, taxable	266	327	419
Other	1,299	688	319
Total interest income	70,175	57,135	44,829
Interest Expense			
Deposits	23,706	16,274	11,292
Short-term borrowings	438	853	259
Long-term borrowings and subordinated debentures	7,916	4,828	3,080
Total interest expense	32,060	21,955	14,631
Net interest income	38,115	35,180	30,198
Provision for loan losses	1,561	1,570	1,200
Net interest income after provision for loan losses	36,554	33,610	28,998
Other Income			
Mortgage banking activities	817	1,416	1,435
Real estate commissions	2,018	545	1,234
Real estate management fees	578	426	404
Other income	454	361	329
Total other income	3,867	2,748	3,402
Non-Interest Expenses			
Compensation and related expenses	10,334	9,080	8,167
Occupancy	706	719	610
Other	3,025	3,079	2,434
Total non-interest expenses	14,065	12,878	11,211
Income before income tax provision	26,356	23,480	21,189
Income tax provision	10,608	8,926	8,258
Net income	$15,748	$14,554	$12,931
Basic earnings per share	$1.72	$1.59	$1.42
Diluted earnings per share	$1.72	$1.59	$1.42

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2006, 2005, and 2004
(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance - December 31, 2003	$42	$11,516	$37,412	$48,970
Comprehensive Income				
Net income	-	-	12,931	12,931
Two-for-one stock split in the form of a 100% dividend (4,159,092 shares)	41	-	(41)	-
Dividends on common stock ($.19 per share)	-	-	(1,747)	(1,747)
Balance - December 31, 2004	83	11,516	48,555	60,154
Comprehensive Income				
Net income	-	-	14,554	14,554
Dividends on common stock ($.22 per share)	-	-	(1,996)	(1,996)
Balance - December 31, 2005	83	11,516	61,113	72,712
Comprehensive Income				
Net income	-	-	15,748	15,748
10% Stock dividend (831,766 shares)	9	16,576	(16,585)	-
Stock-based compensation	-	163	-	163
Dividends on common stock ($.24 per share)	-	-	(2,196)	(2,196)
Exercise of stock options (900 shares)	-	15	-	15
Balance - December 31, 2006	$92	$28,270	$58,080	$86,442

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$15,748	$14,554	$12,931
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred loan fees	(4,211)	(3,927)	(3,390)
Net amortization of premiums and discounts	31	31	33
Provision for loan losses	1,561	1,570	1,200
Provision for depreciation	362	377	329
Gain on sale of loans	(357)	(804)	(791)
Proceeds from loans sold to others	31,925	78,008	71,664
Loans originated for sale	(31,322)	(73,766)	(74,352)
Stock-based compensation expense	163	-	-
Increase in accrued interest receivable and other assets	(924)	(2,111)	(1,848)
Increase (Decrease) in accrued interest payable and other liabilities	1,781	1,120	(346)
Net cash provided by operating activities	14,757	15,052	5,430
Cash Flows from Investing Activities			
Proceeds from maturing investment securities	-	-	1,000
Principal collected on mortgage backed securities	988	1,634	1,733
Net increase in loans	(54,710)	(123,447)	(145,271)
Investment in premises and equipment	(10,813)	(13,336)	(2,006)
Proceeds from disposal of premises and equipment	3	-	-
Purchase of FHLB stock	(955)	(3,430)	(1,833)
Net cash used in investing activities	(65,487)	(138,579)	(146,377)

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	For the Years Ended December 31,		
	2006	2005	2004
Cash Flows from Financing Activities			
Net increase in deposits	$31,631	$67,480	$107,687
Net increase (decrease) in short term borrowings	(8,000)	26,000	(6,000)
Additional borrowed funds, long term	73,000	50,000	35,000
Repayment of borrowed funds, long term	(50,000)	(7,000)	(5,000)
Redemption of preferred securities of subsidiary	-	(4,000)	-
Cash dividends paid	(2,196)	(1,996)	(1,747)
Proceeds from exercise of options	15	-	-
Proceeds from issuance of subordinated debentures	-	-	20,619
Net cash provided by financing activities	44,450	130,484	150,559
Increase (Decrease) in cash and cash equivalents	(6,280)	6,957	9,612
Cash and cash equivalents at beginning of year	24,995	18,038	8,426
Cash and cash equivalents at end of year	$18,715	$24,995	$18,038
Supplemental disclosure of cash flows information:			
Cash paid during year for:			
Interest	$32,464	$21,693	$14,587
Income taxes	$11,323	$9,624	$8,559
Transfer of loans to foreclosed real estate	$970	$ -	$ -

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

A. **Principles of Consolidation** - The consolidated financial statements include the accounts of Severn Bancorp, Inc. ("Bancorp"), and its wholly-owned subsidiaries, Louis Hyatt, Inc., SBI Mortgage Company and SBI Mortgage Company's subsidiary, Crownsville Development Corporation, and its subsidiary, Crownsville Holdings I, LLC, and Severn Savings Bank, FSB ("the Bank"), and the Bank's subsidiaries, Homeowners Title and Escrow Corporation, Severn Financial Services Corporation, SSB Realty Holdings, LLC, SSB Realty Holdings II, LLC, HS West, LLC and Severn Preferred Capital Corporation. All intercompany accounts and transactions have been eliminated in the accompanying financial statements.

Severn Preferred Capital Corporation, which qualified as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, liquidated effective January 31, 2005.

B. **Business** - The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. In addition, the Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Bancorp has no reportable segments. Management does not separately allocate expenses, including the cost of funding loan demand, between the retail and real estate operations of Bancorp.

C. **Estimates** - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

D. **Investment Securities Held to Maturity** – Investment securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 1 - Summary of Significant Accounting Policies - Continued

E. **Loans Held for Sale** - Loans held for sale are carried at lower of cost or market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Bank. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

F. **Loans** - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

G. **Allowance for Loan Losses** - An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Note 1 - Summary of Significant Accounting Policies - Continued

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment, include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

H. **Foreclosed Real Estate -** Real estate acquired through or in the process of foreclosure is recorded at fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides an additional allowance, to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property. Foreclosed real estate totaled $970,000 and $0 as of December 31, 2006 and 2005, respectively and is included in other assets.

Note 1 - Summary of Significant Accounting Policies - Continued

I. **Transfers of Financial Assets** – Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

J. **Premises and Equipment** - Premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization of premises and equipment is accumulated by the use of the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

K. **Income Taxes** - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

L. **Statement of Cash Flows** - In the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal Home Loan Bank of Atlanta overnight deposits, and federal funds sold. Generally, federal funds are sold for one day periods.

M. **Earnings Per Share** - Basic earnings per share of common stock for the years ended December 31, 2006, 2005 and 2004 is computed by dividing net income by 9,150,263, 9,150,002 and 9,150,002, respectively, the weighted average number of shares of common stock outstanding for each year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by Bancorp relate solely to outstanding stock options, and are determined using the treasury stock method. Diluted earnings per share of common stock for the years ended December 31, 2006, 2005 and 2004, is computed by dividing net income for each year by 9,153,687, 9,150,002 and 9,150,002, respectively, the weighted average number of diluted shares of common stock. The above amounts have been retroactively adjusted to give effect to a 10% stock dividend effective March 2006 and a 2-for-1 stock split in the form of a 100% stock dividend effective December 2004.

Note 1 - Summary of Significant Accounting Policies - Continued

N. **Employee Stock Ownership Plan -** Bancorp accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. Bancorp records compensation expense equal to the cash contribution called for under the Plan. All ESOP shares are included in the weighted average shares outstanding for earnings per share computations. All dividends paid on ESOP shares are charged to retained earnings.

O. **Advertising Cost** - Advertising cost is expensed as incurred and totaled $287,000, $190,000 and $240,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

P. **Reclassifications -** Certain prior year amounts have been reclassified to conform to the current year's method of presentation. These reclassifications had no effect on net income.

Q. **Recent Accounting Pronouncements** - In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No.155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning in fiscal year 2007. Management does not believe the adoption of SFAS No. 155 will have any impact on the Company's financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006, which for the Company will be as of the beginning of fiscal 2007. Management does not believe the adoption of SFAS 156 will have any effect on the Company's financial statements.

Note 1 - Summary of Significant Accounting Policies – Continued

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – and interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management does not believe the adoption of FIN 48 will have a material effect on the Company's financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. Management is currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on the Company's financial statements.

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

Note 2 - Investment Securities

The amortized cost and fair value of investment securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(dollars in thousands)		
December 31, 2006:				
Federal Home Loan Bank ("FHLB") Notes	$5,000	$-	$75	$4,925
Mortgage backed securities	2,271	3	82	2,192
	$7,271	$3	$157	$7,117
December 31, 2005:				
Federal Home Loan Bank ("FHLB") Notes	$5,000	$-	$158	$4,842
Mortgage backed securities	3,290	4	144	3,150
	$8,290	$4	$302	$7,992

FHLB Notes in the amount of $2,000,000 and mortgage-backed securities in the amount of $795,000 are pledged as collateral for the Bank's standby letters of credit issued on behalf of various borrowers and developers in favor of Anne Arundel County.

Note 2 - Investment Securities – Continued

The scheduled maturities of investment securities held to maturity are as follows at December 31, 2006:

	Amortized Cost	Fair Value
	(dollars in thousands)	
Due less than one year	$4,796	$4,731
More than five to ten years	1,000	982
Greater than ten years	1,475	1,404
	$7,271	$7,117

The following tables show fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005. Included in the table are three Federal Home Loan Bank notes and four mortgage backed securities. Management believes that the unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and, as to mortgage backed securities, actual and estimated prepayment speeds. These unrealized losses are considered temporary as they reflect fair values on December 31, 2006 and 2005 and are subject to change daily as interest rates fluctuate.

2006	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)					
Federal Home Loan Bank Notes	$-	$-	$4,925	$75	$4,925	$75
Mortgage Backed Securities	-	-	2,181	82	2,181	82
Total temporarily impaired securities	$-	$-	$7,106	$157	$7,106	$157

Note 2 - Investment Securities – Continued

2005	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(dollars in thousands)			
Federal Home Loan Bank Notes	$973	$27	$3,869	$131	$4,842	$158
Mortgage Backed Securities	500	15	2,635	129	3,135	144
Total temporarily impaired securities	$1,473	$42	$6,504	$260	$7,977	$302

Note 3 - Loans Receivable

Loans receivable consist of the following:

	December 31, 2006	December 31, 2005
	(dollars in thousands)	
Residential mortgage	$249,448	$219,988
Construction, land acquisition and development	339,122	390,376
Land	90,747	77,319
Lines of credit	40,733	35,491
Commercial real estate	193,299	163,449
Commercial non-real estate	3,348	3,412
Home equity	32,758	32,974
Consumer	1,537	1,768
	950,992	924,777
Less		
Loans in process	(104,747)	(136,239)
Allowance for loan losses	(9,026)	(7,505)
Deferred loan origination fees and costs, net	(4,712)	(4,916)
	$832,507	$776,117

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A substantial portion of the Bank's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

Note 3 - Loans Receivable - Continued

The following is a summary of the allowance for loan losses for the three years ended December 31:

	2006	2005	2004
	(dollars in thousands)		
Balance at beginning of year	$7,505	$5,935	$4,832
Provision for loan losses	1,561	1,570	1,200
Charge-offs	(40)	-	(97)
Balance at end of year	$9,026	$7,505	$5,935

At December 31, 2006 and 2005, the recorded investment in loans considered to be impaired under FASB Statement No.114 "Accounting by Creditors for Impairment of a Loan" totaled $6,612,000 and $2,565,000, respectively. There was no specific valuation reserve for impaired loans at December 31, 2006 and 2005. Impaired loans averaged $6,614,000 during 2006, $2,589,000 during 2005 and $0 during 2004. Interest income recognized on these loans totaled $471,000 during 2006, S167,000 during 2005 and $0 during 2004.

Non-accrual loans amounted to approximately $5,927,000 and $1,693,000 at December 31, 2006 and 2005, respectively. The Bank had no loans greater than ninety days past due and still accruing at December 31, 2006 and 2005.

Interest income that would have been recorded under the original terms of non-accrual loans and the interest income actually recognized for the years ended December 31, are summarized below:

	2006	2005	2004
	(dollars in thousands)		
Interest income that would have been recorded	$416	$147	$70
Interest income recognized	188	64	37
Interest income not recognized	$228	$83	$33

Mortgage loans serviced for others not included in the accompanying consolidated statements of financial condition totaled $59,792,000 and $30,080,000 at December 31, 2006 and 2005, respectively.

Note 3 - Loans Receivable - Continued

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial condition. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless otherwise noted, the Bank requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At December 31,	
	2006	2005
	(dollars in thousands)	
Standby letters of credit	$6,032	$6,617
Home equity lines of credit	25,084	19,802
Unadvanced construction commitments	104,747	136,239
Loan commitments	14,815	19,515
Lines of credit	33,495	33,782
Loans sold with limited repurchase provisions	$6,089	$11,048

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to various municipalities. These guarantees are issued primarily to support performance arrangements, limited to real estate transactions. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2006 and 2005 for guarantees under standby letters of credit issued is not material.

Note 3 - Loans Receivable - Continued

Home equity lines of credit are loan commitments to individuals as long as there is no violation of any condition established in the contract. Commitments under home equity lines expire ten years after the date the loan closes and are secured by real estate. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Mortgage loan commitments not reflected in the accompanying statements at December 31, 2006 include $5,652,000 at fixed rates ranging from 7.0% to 12.5% and $9,163,000 at rates ranging from prime to prime plus 1.5%.

Lines of credit are loan commitments to individuals and companies as long as there is no violation of any condition established in the contract. Lines of credit have a fixed expiration date. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The Bank has entered into several agreements to sell mortgage loans to third parties. These agreements contain limited provisions that require the Bank to repurchase a loan if the loan becomes delinquent within the terms specified by the agreement. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 2006 and 2005 as a liability for credit loss related to these loans.

Note 4 - Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	December 31, 2006	December 31, 2005	Estimated Useful Lives
	(dollars in thousands)		
Land	$1,924	$1,924	-
Building	2,290	2,290	39 Years
Leasehold improvements	600	597	15-27.5 Years
Furniture, fixtures and equipment	2,325	2,276	3-10 Years
Construction in progress	25,787	15,068	-
Total at cost	32,926	22,155	
Accumulated depreciation	(2,515)	(2,192)	
	$30,411	$19,963	

Depreciation expense was $362,000, $377,000, and $329,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

HS West, LLC is constructing a building in Annapolis, Maryland that effective January 2007 will serve as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is included. As of December 31, 2006, HS West, LLC has incurred approximately $26,312,000 of costs, which are included in land and construction in progress. The total cost, which includes build-out costs on leased space, is expected to be approximately $28,000,000 with completion mid 2007. Interest capitalized during the year ended December 31, 2006, 2005 and 2004 was $1,015,000, $179,000 and $53,000, respectively.

The Bank is obligated under a long-term lease, which expires in 2010, for a branch office. The minimum annual rental payments are as follows:

Years Ended December 31, (in thousands)	
2007	$60
2008	60
2009	60
2010	34

Homeowners Title and Escrow Corporation and Louis Hyatt, Inc. are also obligated under a month-to-month lease with no obligation to renew, but they anticipate that they will continue to do so.

Total rent expense was $147,000, $141,000, and $108,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 5 - Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 6 - Deposits

Deposits in the Bank as of December 31, 2006 and 2005 consisted of the following:

	2006		2005	
Category	Amount	Percent	Amount	Percent
	(dollars in thousands)			
NOW accounts	$9,314	1.49%	$7,683	1.30%
Money market accounts	89,120	14.22%	99,911	16.79%
Passbooks	18,526	2.96%	17,505	2.94%
Certificates of deposit	490,865	78.35%	445,592	74.90%
Non-interest bearing accounts	18,699	2.98%	24,202	4.07%
Total deposits	$626,524	100.00%	$594,893	100.00%

Note 6 - Deposits - Continued

At December 31, 2006 scheduled maturities of certificates of deposit are as follows:

	Amount
	(dollars in thousands)
One year or less	$409,469
More than 1 year to 2 years	42,380
More than 2 years to 3 years	8,462
More than 3 years to 4 years	14,764
More than 4 years to 5 years	15,745
More than 5 years	45
	$490,865

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $200,595,000 and $179,867,000 at December 31, 2006 and 2005, respectively.

Interest expense on deposits is summarized as follows:

	For Years Ended December 31,		
	2006	2005	2004
		(dollars in thousands)	
NOW accounts	$57	$55	$59
Money market accounts	3,076	2,250	2,350
Passbooks	573	289	283
Certificates of deposit	20,000	13,680	8,600
	$23,706	$16,274	$11,292

Note 7 - Federal Home Loan Bank Advances

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $273,575,000 and $252,386,000 at December 31, 2006 and 2005, respectively. Short-term borrowings with the FHLB were $18,000,000 and $26,000,000 at December 31, 2006 and 2005, respectively with interest at 5.41% and 4.37% on these dates. Long-term advances outstanding were $155,000,000 and $132,000,000 at December 31, 2006 and 2005, respectively. The maturities of these long-term advances at December 31, 2006 are as follows (dollars in thousands):

Description	Rate	Amount	Maturity
FHLB advances	2.89% to 4.01%	15,000	2007
FHLB advances	3.33% to 5.395%	30,000	2008
FHLB advances	3.09%	5,000	2009
FHLB advances	5.00%	10,000	2010
FHLB advances	-%	-	2011
FHLB advances	2.64% to 4.934%	95,000	Thereafter
		$155,000	

The Bank's stock in the Federal Home Loan Bank of Atlanta is pledged as security for the advances and under a blanket floating lien security agreement with the Federal Home Loan Bank of Atlanta. The Bank is required to maintain as collateral for its advances, qualified loans in varying amounts depending on the loan type.

Note 8 - Subordinated Debentures

Bancorp has a non-consolidated subsidiary trust, Severn Capital Trust I, of which 100% of the common equity is owned by Bancorp. The trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in subordinated debt securities of Bancorp (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the capital securities issued by the trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by the trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The debentures held by Severn Capital Trust I are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The subordinated debentures from Bancorp to the trust consist of a $20,619,000 note that matures in 2035 and has a floating rate of interest of LIBOR plus 200 basis points, which was 7.37% and 6.54% at December 31, 2006 and 2005, respectively. $17,000,000 of the proceeds from Bancorp's issuance of the debentures was contributed to the Bank, and qualifies as Tier 1 capital for the Bank under Federal Reserve Board guidelines.

Note 9 – Employee Benefit Plans

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of $15,000 for 2006. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $128,000, $114,000 and $104,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $140,000 for each of the years ended December 31, 2006, 2005 and 2004.

Note 10- Stockholders' Equity

In February 2006, Bancorp's Board of Directors declared a 10% stock dividend effective for shares outstanding on March 28, 2006. In addition, in November, 2004, the Board of Directors declared a 2-for-1 stock split in the form of a 100% stock dividend, effective for shares outstanding as of December 15, 2004. All per share data in the accompanying financial statements and all share and per share data in the footnotes have been adjusted to give retroactive effect to these transactions.

Note 11- Stock-Based Compensation

The Company currently has a stock-based compensation plan in place for directors, officers, and other key employees of the Company. Under the terms of the plan, the Company grants stock options for the purchase of the Company's common stock. The stock-based compensation is granted under terms and conditions determined by the Stock Option Committee of the Board of Directors. Stock options generally have a term of five years with a maximum term of ten years, and are granted with an exercise price at least equal to the fair market value of the common stock on the date the options are granted. Generally, options granted to directors of the Company vest immediately, and options granted to officers and employees vest over a five-year period, although the Stock Option Committee has the authority to provide for different vesting schedules.

Note 11- Stock-Based Compensation - Continued

Effective January 1, 2006, the Company adopted SFAS 123R using the modified-prospective transition method. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the statement of income at fair value. Under the modified-prospective transition method, the Company would recognize an expense over the remaining required service period for any stock options granted prior to January 1, 2006 for the portion of those grants for which the requisite service has not yet been rendered of which there were none. Accordingly, no adjustment was made to prior period amounts nor was any expense recorded for options granted prior to January 1, 2006 for which their requisite service period had been rendered by that date. Stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2006, 2005 and 2004 totaled $163,000, $0 and $0, respectively. The total income tax benefit recognized in the consolidated statements of income for stock-based compensation for the year ended December 31, 2006 was $158,000.

The weighted average grant-date fair value of options granted in 2006 was $6.73. The fair value of the options awarded under the option plan is estimated on the date of grant using the Black-Scholes valuation model, which is dependent upon certain assumptions as presented below:

	2006
Expected life (in years)	4.83
Risk-free interest rate	4.59%
Expected volatility	53.66%
Expected dividend yield	4.54%

The expected life of the options was estimated using the average vesting period of the options granted and represents the period of time that options granted are expected to be outstanding.

The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the grant date. Volatility of the Company's stock price was based on historical volatility. Dividend yield was based on historical dividends divided by the average market price for that period.

Note 11- Stock-Based Compensation - Continued

Information regarding the Company's stock option plan as of and for the year ended December 31, 2006 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Options outstanding, beginning of year	-	$ -		
Options granted	113,300	17.43		
Options exercised	(900)	17.18		
Options outstanding, end of period	112,400	$17.43	3.97	$201,000
Options exercisable, end of period	9,000	$17.18	2.14	$ 18,000
Option price range at end of period	$17.18 to $18.90			

The total intrinsic value of options exercised during the year ended December 31, 2006 was $1,836. As of December 31, 2006, there was $530,607 of total unrecognized stock-based compensation cost related to non-vested stock options, which is expected to be recognized over a period of four years.

Note 12- Regulatory Matters

The Bank is required to maintain an average daily balance with the Federal Reserve Bank in a non-interest bearing account. The amount in such account at December 31, 2006 was $300,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

Note 12- Regulatory Matters - Continued

The following table presents the Bank's capital position based on the financial statements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2006						
Tangible (1)	$99,445	11.0%	$13,513	1.50%	N/A	N/A
Tier I capital (2)	99,445	13.1%	N/A	N/A	$45,582	6.00%
Core (1)	99,445	11.0%	36,034	4.00%	45,043	5.00%
Total (2)	108,452	14.3%	60,776	8.00%	75,971	10.00%
December 31, 2005						
Tangible (1)	$86,354	10.3%	$12,619	1.50%	N/A	N/A
Tier I capital (2)	86,354	12.2%	N/A	N/A	$42,395	6.00%
Core (1)	86,354	10.3%	33,651	4.00%	42,064	5.00%
Total (2)	93,851	13.3%	56,527	8.00%	70,659	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its stockholders' equity below its regulatory capital requirement, or the accumulated bad debt deduction.

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years effectively through December 31, 1987. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 2006 include $482,000, for which no provision for federal income tax has been provided.

Note 13- Income Taxes

The income tax provision consists of the following for the years ended December 31:

	2006	2005	2004
	(dollars in thousands)		
Current			
Federal	$9,186	$7,241	$6,420
State	2,043	1,472	1,430
	11,229	8,713	7,850
Deferred			
Federal	(511)	176	343
State	(110)	37	65
	(621)	213	408
Total income tax provision	$10,608	$8,926	$8,258

The amount computed by applying the statutory federal income tax rate to income before federal taxes is greater than the taxes provided for the following reasons:

	2006		2005		2004	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
	(dollars in thousands)					
Statutory Federal income tax rate	$9,225	35.0%	$8,218	35.0%	$7,416	35.0%
State tax net of Federal income tax benefit	1,256	4.8%	981	4.2%	972	4.6%
Other adjustments	127	0.4%	(273)	(1.2%)	(130)	(0.6%)
	$10,608	40.2%	$8,926	38.0%	$8,258	39.0%

Note 13- Income Taxes - Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below:

	2006	2005
	(dollars in thousands)	
Deferred Tax Assets:		
Allowances for loan losses	$3,570	$2,968
Reserve for uncollected interest	90	11
Other	19	-
Total deferred tax assets	3,679	2,979
Deferred Tax Liabilities:		
Federal Home Loan Bank stock dividends	(82)	(82)
Loan origination costs	(892)	(802)
Accelerated depreciation	(532)	(560)
Other	(80)	(63)
Total deferred tax liabilities	(1,586)	(1,507)
Net deferred tax assets	$2,093	$1,472

Note 14- Related Party Transactions

During the years ended December 31, 2006, 2005 and 2004, the Bank engaged in the transactions described below with parties that may be deemed affiliated.

Two subsidiaries rent property from a director of the Bank. Rent paid on these properties was $56,000, $56,000 and $59,000 for 2006, 2005 and 2004, respectively.

A director of the Bank is a member of a law firm that represents the Company and the Bank in certain legal matters. The fees for services rendered by that firm were $325,000, $191,000 and $129,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Management believes that the terms in the above mentioned transactions were no less favorable to the Bank than the terms that would have been obtained in transactions with non-affiliated persons or entities.

Note 15- Disclosure About Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds, interest-bearing deposits in other banks, accrued interest receivable, and accrued interest payable due to the short-term nature of these instruments. Fair value is based upon market prices quoted by dealers for investment securities and estimates using bid prices published in financial newspapers for mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. The fair value of loans receivable was estimated using a discounted cash flows calculation using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation using the rates currently offered on deposits of similar remaining maturities. For FHLB advances and subordinated debentures, fair value is estimated using a discounted cash flow calculation using currently available rate for borrowings with similar terms and remaining maturities.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including loan commitments. Fair value is estimated using fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counter parties credit standings. Any fees charged are immaterial.

Note 15- Disclosure About Fair Value of Financial Instruments - Continued

The estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)			
Financial Assets				
Cash and cash equivalents	$18,715	$18,715	$24,995	$24,995
Investment securities	7,271	7,117	8,290	7,992
FHLB stock	9,468	9,468	8,513	8,513
Loans held for sale	2,970	2,970	3,216	3,216
Loans receivable, net	832,507	836,164	776,117	765,436
Accrued interest receivable	5,070	5,070	4,562	4,562
Financial Liabilities				
Deposits	$626,524	$627,066	$594,893	$594,609
FHLB advances	173,000	168,662	158,000	153,962
Subordinated debentures	20,619	20,619	20,619	20,619
Accrued interest payable	865	865	607	607
Off Balance Sheet Commitments	$ -	$ -	$ -	$ -

Note 16- Condensed Financial Information (Parent Company Only)

Information as to the financial position of Severn Bancorp, Inc. as of December 31, 2006 and 2005 and results of operations and cash flows for each of the years ended December 31, 2006, 2005 and 2004 is summarized below.

	December 31,	
	2006	2005
	(dollars in thousands)	
Statements of Financial Condition		
Cash	$1,643	$1,828
Equity in net assets of subsidiaries:		
Bank	99,445	86,354
Non-Bank	4,636	3,512
Loans	1,199	1,856
Other assets	923	866
Total assets	$107,846	$94,416
Subordinated debentures	$20,619	$20,619
Other liabilities	785	1,085
Total liabilities	21,404	21,704
Stockholders' equity	86,442	72,712
Total liabilities and stockholders' equity	$107,846	$94,416

	For the Years Ended December 31,		
	2006	2005	2004
	(dollars in thousands)		
Statements of Income			
Interest income	$ 129	$ 36	$ -
Interest expense on subordinated debentures	1,443	1,087	34
Net interest expense	(1,314)	(1,051)	(34)
Dividends received from subsidiaries	3,424	2,920	1,747
General and administrative expenses	292	153	125
Income before income taxes and equity in undistributed net income of subsidiaries	1,818	1,716	1,588
Income tax benefit	415	27	44
Equity in undistributed net income of subsidiaries	13,515	12,811	11,299
Net income	$15,748	$14,554	$12,931

Note 16- Condensed Financial Information (Parent Company Only) - Continued

	For the Years Ended December 31,		
	2006	2005	2004
	(dollars in thousands)		
Statements of Cash Flows			
Cash Flows from Operating Activities:			
Net income	$15,748	$14,554	$12,931
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(13,515)	(12,811)	(11,299)
Increase in other assets	(57)	(134)	(602)
Stock-based compensation expense	163	-	-
Increase (decrease) in other liabilities	(300)	586	119
Cash provided by operating activities	2,039	2,195	1,149
Cash Flows from Investing Activities:			
Net (increase) decrease in loans	657	(1,856)	-
Investment in subsidiaries	(700)	-	(17,000)
Cash used in investing activities	(43)	(1,856)	(17,000)
Cash Flows from Financing Activities:			
Dividends paid on capital stock	(2,196)	(1,996)	(1,747)
Proceeds from issuance of subordinated debentures	-	-	20,619
Proceeds from exercise of options	15	-	-
Cash provided by (used in) financing activities	(2,181)	(1,996)	18,872
Increase (decrease) in cash and cash equivalents	(185)	(1,657)	3,021
Cash and cash equivalents at beginning of year	1,828	3,485	464
Cash and cash equivalents at end of year	$1,643	$1,828	$3,485

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17- Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended December 31, 2006 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$16,255	$17,545	$18,174	$18,201
Interest expense	6,844	7,765	8,490	8,961
Net interest income	9,411	9,780	9,684	9,240
Provision for loan losses	382	375	392	412
Net interest income after provision for loan losses	9,029	9,405	9,292	8,828
Other income	600	1,391	801	1,075
Other expense	3,039	4,005	3,355	3,666
Income before income tax provision	6,590	6,791	6,738	6,237
Income tax provision	2,608	2,704	2,740	2,556
Net income	$3,982	$4,087	$3,998	$3,681
Per share data:				
Earnings – basic[1]	$.43	$.45	$.44	$.40
Earnings – diluted[1]	$.43	$.45	$.44	$.40

Summarized unaudited quarterly financial data for the year ended December 31, 2005 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$12,567	$13,787	$14,887	$15,894
Interest expense	4,503	5,227	5,860	6,365
Net interest income	8,064	8,560	9,027	9,529
Provision for loan losses	242	453	450	425
Net interest income after provision for loan losses	7,822	8,107	8,577	9,104
Other income	652	739	668	689
Other expense	3,280	3,256	3,079	3,263
Income before income tax provision	5,194	5,590	6,166	6,530
Income tax provision	2,044	2,054	2,270	2,558
Net income	$3,150	$3,536	$3,896	$3,972
Per share data				
Earnings – basic[1]	$.34	$.39	$.43	$.43
Earnings – diluted[1]	$.34	$.39	$.43	$.43

[1] Retroactively adjusted to reflect 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006.

Exhibit 3.3

AMENDMENT TO BYLAWS OF SEVERN BANCORP, INC.

RESOLVED: that the Bylaws of the Corporation as set forth herein shall be amended as follows, effective immediately.

Sections 14 and 15 of the Bylaws of the Corporation are deleted and the following are substituted:

"Section 14. Nominating Committee. The Board of Directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the Secretary at least 60 days prior to the date of the Annual Meeting. No nominations for directors except those made by the nominating committee shall be voted upon at the Annual Meeting unless other nominations by Shareholders are made in writing and delivered to the Secretary of the Corporation at lease 60 days prior to the date of the Annual Meeting. Ballots bearing the names of all persons nominated by the nominating committee and by Shareholders shall be provided for use at the Annual meeting. However, if the nominating committee shall fail or refuse to act at least 20 days prior to the Annual Meeting, nominations for directors may be made at the Annual Meeting by any Shareholder entitled to vote and shall be voted upon."

"Section 15. New Business. Any new business to be taken up at the Annual Meeting shall be stated in writing and filed with the Secretary of the Corporation at least 60 days before the date of the Annual Meeting, and all business so stated, proposed, and filed shall be considered at the Annual Meeting but no other proposal shall be acted upon at the Annual Meeting. Any shareholder may make any other proposal at the Annual Meeting and the same may be discussed and considered, but unless stated in writing and filed with the Secretary at least 60 days before the meeting, such proposal shall be laid over for action at an Adjourned, Special, or Annual Meeting of the Shareholders taking place 30 days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the Annual Meeting of reports of officers, directors and committees; but in connection with such reports no new business shall be acted upon at such Annual Meeting unless stated and filed as herein provided."

Exhibit 10.1

DESCRIPTION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS COMPENSATION

In accordance with the "Frequently Asked Questions" bulletin posted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on November 23, 2004 on the Securities and Exchange Commission's website, we are disclosing the following information that the Securities and Exchange Commission may deem to be material definitive agreements with our directors and executive officers.

Bancorp does not compensate its directors. Each director of Bancorp is also a director of the Bank. Meetings of the directors of Bancorp are held immediately before or after meetings of the directors of the Bank. In 2007, outside directors of the Bank will receive $2,200 per meeting of the Board of Directors attended in 2007. Additionally, each non-employee member of a committee of the Board of Directors of the Bank will receive a fee ranging from $300 to $850 per committee meeting.

We have not entered into employment agreements with any of the executive officers, who are employed on an at-will basis. In 2007, the Bank's executive officers will earn the annual base salaries set forth opposite their names below and will be entitled to a bonus, if any, as determined by the Compensation Committee:

Name	Title	2007 Salary
Alan J. Hyatt	President and Chief Executive Officer	$278,000
Melvin E. Meekins, Jr.	Executive Vice President	$330,000
S. Scott Kirkley	Executive Vice President, Secretary and Treasurer	$236,000
Thomas G. Bevivino	Executive Vice President and Chief Financial Officer	$167,000

The executive officers are entitled to participate in the Bank's 401(k) Plan and in an Employee Stock Ownership Plan. The Bank makes a matching contribution of 50% of each executive officer's 401(k) Plan contribution up to 6% of such executive officer's salary, and an additional non-matching contribution at the discretion of the Board of Directors.

Exhibit 21.1

Subsidiaries of Severn Bancorp, Inc.

The following is a list of subsidiaries of Severn Bancorp, Inc. at December 31, 2006. All entities listed below are subsidiaries of Severn Bancorp, Inc. and, if indented, subsidiaries of the entity under which they are listed.

Entity	**Jurisdiction of Formation**
Severn Savings Bank, FSB.	United States of America (federally chartered savings association)
Homeowners Title and Escrow Corporation	Maryland
Severn Financial Services Corporation	Maryland
SSB Realty Holdings, LLC	Maryland
SSB Realty Holdings II, LLC	Maryland
HS West, LLC	Maryland
Louis Hyatt, Inc. (d/b/a Hyatt Commercial)	Maryland
SBI Mortgage Company	Maryland
Crownsville Development Corporation (d/b/a Annapolis Equity Group)	Maryland
Crownsville Holdings I, LLC	Maryland

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-133242) of our report dated March 6, 2007, relating to the consolidated financial statements of Severn Bancorp, Inc. and subsidiaries appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
March 12, 2007

Exhibit 31.1

Certification of Principal Executive Officer

I, Alan J. Hyatt, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2007

/s/ Alan J. Hyatt
President and Chief Executive Officer

Exhibit 31.2

Certification of Principal Financial Officer

I, Thomas G. Bevivino, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2007

/s/ Thomas G. Bevivino
Executive Vice President
and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), each of the undersigned officers of Severn Bancorp, Inc. ("Bancorp") does hereby certify with respect to the Annual Report of Bancorp on Form 10-K for the period ended December 31, 2006 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Bancorp.

SEVERN BANCORP, INC.

Date: March 6, 2007

/s/ Alan J. Hyatt
Alan J. Hyatt, President, Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

Date: March 6, 2007

/s/ Thomas G. Bevivino
Thomas G. Bevivino, Executive Vice President
and Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Severn Bancorp, Inc.

200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

March 21, 2007

To the Shareholders of Severn Bancorp, Inc.:

You are cordially invited to attend the Annual Meeting of shareholders of Severn Bancorp, Inc. to be held on Wednesday, April 25, 2007, at 7:30 p.m. Eastern Time, at The Doubletree Hotel, 210 Holiday Court, Annapolis, MD 21401.

At the Annual Meeting, you will be asked to elect three directors, each to serve for a three-year term, ratify the appointment of Beard Miller Company LLP as independent auditor of Severn Bancorp, Inc., and transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

The Board of Directors unanimously recommends that you vote FOR the election of all three of the Board's nominees for election as directors and FOR the ratification of Beard Miller Company LLP as independent auditor for Severn Bancorp, Inc. We encourage you to read the accompanying Proxy Statement, which provides information about Severn Bancorp, Inc. and the matters to be considered at the Annual Meeting.

It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are requested to complete, date, sign and return the enclosed proxy card in the enclosed postage paid envelope. Any proxy given may be revoked by you in writing or in person at any time prior to its exercise.

Sincerely,

Alan J. Hyatt
Chairman, President and
Chief Executive Officer

SEVERN BANCORP, INC.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401
(410) 260-2000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON
April 25, 2007

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Severn Bancorp, Inc. will be held at The Doubletree Hotel, 210 Holiday Court, Annapolis, Maryland 21401 on Wednesday, April 25, 2007, at 7:30 p.m., Eastern Time, and at any adjournments thereof, for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

1. To elect Melvin Hyatt, S. Scott Kirkley, and Albert W. Shields to serve as directors for a three-year term;

2. To ratify the appointment of Beard Miller Company LLP as independent auditor for Severn Bancorp, Inc. for the year ending December 31, 2007; and

3. To transact such other business as may properly come before the Annual Meeting and any postponements or adjournments of the meeting.

Except for procedural matters, the Board of Directors is not aware of any other matters that may come before the Annual Meeting and any adjournments of the meeting.

Shareholders of record at the close of business on March 9, 2007 are entitled to notice of and to vote at the Annual Meeting and at any adjournments of the meeting.

By Order of the Board of Directors

S. Scott Kirkley
Secretary

Annapolis, Maryland
March 21, 2007

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENVELOPE PROVIDED. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO ITS EXERCISE.

PROXY STATEMENT
FOR
SEVERN BANCORP, INC.
200 WESTGATE CIRCLE, SUITE 200
ANNAPOLIS, MARYLAND 21401
(410) 260-2000

This proxy statement contains information about the annual meeting of shareholders of Severn Bancorp, Inc. to be held on Wednesday, April 25, 2007, at 7:30 p.m. Eastern Time at The Doubletree Hotel, 210 Holiday Court, Annapolis, Maryland 21401, and at any postponements or adjournments of the meeting.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Why did you send me this proxy statement?

We sent you this Proxy Statement and the enclosed proxy card because you were a shareholder of Severn Bancorp, Inc. (the "Company") on March 9, 2007, the record date for the Annual Meeting. Our Board of Directors chose this day as the record date for shareholders entitled to vote at the Annual Meeting of Shareholders. The Board of Directors is soliciting your proxy to be voted at the Annual Meeting of Shareholders.

This Proxy Statement summarizes the information you need to know to cast an informed vote at the meeting. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We began sending this Proxy Statement, Notice of Annual Meeting and the enclosed proxy card on or about March 21, 2007 to all shareholders entitled to vote. On March 9, 2007, the record date for the Annual Meeting, there were 9,150,850 shares of our common stock issued and outstanding. The common stock is our only class of stock outstanding. Our Annual Report/Form 10-K for the fiscal year ended December 31, 2006 accompanies this Proxy Statement. The Annual Report/Form 10-K is not to be deemed a part of the material for the solicitation of proxies.

How do I vote by proxy?

You vote your proxy by completing the enclosed proxy card in accordance with its instructions, signing and dating the proxy card and returning it in the postage-paid envelope. You may also just sign and date your proxy card and return it. Your vote is important. **Whether you plan to attend the meeting or not, we urge you to complete, sign and date the enclosed proxy card and to return it promptly in the envelope provided. Returning the proxy card will not affect your right to attend the meeting and vote.**

If you properly fill in your proxy card and send it to us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors as follows:

- "FOR" the election of all three nominees for director, and
- "FOR" ratification of the appointment of Beard Miller Company LLP as independent auditor for the year ending December 31, 2007.

In addition, the proxy card confers authority on the proxy named in the proxy card to vote with respect to:

1. The election of any person as a director should the nominee be unable to serve or, for good cause, will not serve;

2. Other proposals for which management did not have notice by February 6, 2007; and

3. Matters incidental to the conduct of the meeting.

On these other matters, your proxy will vote in accordance with the recommendation of the Board of Directors, or, if no recommendation is given, in their own discretion. At the time this Proxy Statement was mailed, we knew of no matters that needed to be acted upon at the meeting, other than those discussed in this Proxy Statement.

How many votes do I have?

The number of votes you have is dependent on the number of shares of common stock you own. Each share of common stock entitles you to one vote. The proxy card indicates the number of shares of common stock that you own.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised if you file with the Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. You may also revoke the proxy if you attend the meeting in person and so request. Attendance at the meeting will not by itself revoke a previously granted proxy.

How do I vote in person?

If you plan to attend the meeting and vote in person, we will give you a ballot form when you arrive. However, if your shares are held in the name of your broker, bank, or other nominee, you must bring a proxy card and letter from the nominee authorizing you to vote the shares and indicating that you were the beneficial owner of the shares on March 9, 2007, the record date for voting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum, permitting the conduct of business at the meeting. Proxies that are marked as abstentions will be included in the calculation of the number of shares considered to be present at the meeting.

What vote is required for each proposal?

The three nominees for director who receive the most votes at the meeting will be elected. If you do not vote for a particular nominee or you indicate "withhold authority to vote" for a particular nominee on your proxy card, your vote will not count either "for" or "against" the nominee.

In order to ratify the selection of the independent auditor, the auditor must receive the affirmative vote of a majority of the votes cast at the meeting. As a result, if you "abstain" from voting, it will have no effect on the results of the vote.

In order to approve any other matters that may properly come before the meeting, generally, a majority of those votes cast by stockholders will be sufficient to approve on the matter. However, there may be occasions where a greater vote is required by law, or by our Articles of Incorporation or Bylaws.

Who will bear the costs of solicitation of proxies?

We will bear the costs of this solicitation, including the expense of preparing, assembling, printing and mailing this Proxy Statement and the material used in this solicitation of proxies. The proxies will be solicited principally through the mails, but directors, officers and regular employees of the Company may solicit proxies personally or by telephone. Although there is no formal agreement to do so, we may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expense in forwarding these proxy materials to their principals. In addition, we may pay for and utilize the services of individuals or companies we do not regularly employ in connection with the solicitation of proxies.

STOCK OWNERSHIP

Who are the largest owners of Severn Bancorp's common stock?

Persons and groups owning in excess of 5% of the common stock are required to file reports with the Securities and Exchange Commission regarding their ownership pursuant to the Securities Exchange Act of 1934. Except as set forth in the following tables, we know of no person or entity, including any group of persons, who or which is the beneficial owner of more than 5% of the outstanding shares of common stock on the record date. "Beneficial ownership" is a technical term broadly defined by the Securities and Exchange Commission to mean more than ownership in the usual sense. So, for example, you beneficially own common stock not only if you hold it directly, but also if you hold it indirectly or, through a relationship, contract, or understanding, have, or share, the power to vote the stock or to sell it, or you have the right to acquire it within 60 days of the record date.

How much stock do Severn Bancorp's directors and officers own?

The following table shows the beneficial ownership of the Company's common stock as of March 9, 2007 by (i) each director and nominee for director; (ii) our President and Chief Executive Officer, Chief Financial Officer, and our other most highly compensated executive officers in 2006; and (iii) by all directors and executive officers as a group.

The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC and, accordingly, include securities as to which the person has or shares voting or investment power. Shares of Common Stock which a person has the right to acquire within 60 days after March 9, 2007, the record date, are deemed outstanding for computing the share ownership and percentage ownership of the person having such right, but are not deemed outstanding for computing the percentage of any other person. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

Name of Individual	Amount and Nature of Beneficial Ownership	Percent of Class
Nominees for Director:		
Melvin Hyatt	179,546[1]	1.96%
S. Scott Kirkley	385,710[2]	4.21%
Albert W. Shields	71,497[3]	0.78%
Directors Continuing in Office:		
Louis DiPasquale, Jr.	207,988[4]	2.27%
Alan J. Hyatt	1,438,962[5]	15.72%
Melvin E. Meekins, Jr.	532,680[6]	5.82%
Ronald P. Pennington	127,270[7]	1.39%
T. Theodore Schultz	56,170[8]	0.61%
Keith Stock	116,260[9]	1.25%
Other Executive Officer:		
Thomas G. Bevivino	3,936[10]	0.04%
All directors and executive officers as a group (10 persons)	3,120,019[11]	34.01%

[1] 141,596 of such shares are owned by Mr. Melvin Hyatt. 36,300 of such shares are owned by Mr. Melvin Hyatt and his wife. 1,650 of such shares relate to exercisable options granted to Mr. Melvin Hyatt. Mr. Melvin Hyatt is the uncle of Alan J. Hyatt.

[2] 20,317 of such shares are owned by Mr. Kirkley. 288,585 of such shares are owned by Mr. Kirkley and his wife. 73,508 of such shares are allocated to Mr. Kirkley as a participant in the Company's Employee Stock Ownership Plan ("ESOP"). 3,300 of such shares relate to exercisable options granted to Mr. Kirkley.

[3] 1,650 of such shares relate to exercisable options granted to Mr. Shields..

[4] 71,302 of such shares are owned by Mr. DiPasquale. 135,036 of such shares are owned by Mr. DiPasquale for the benefit of his children. 1,650 of such shares relate to exercisable options granted to Mr. DiPasquale.

[5] 76,670 of such shares are owned by Mr. Alan Hyatt. 1,225,059 of such shares are owned by Mr. Alan Hyatt and his wife, Sharon G. Hyatt. Mr. Alan Hyatt controls 21,120 shares as custodian for his children. 105,778 of such shares are allocated to Mr. Alan Hyatt as a participant in the Company's ESOP. 3,300 of such shares relate to exercisable options granted to Mr. Alan Hyatt. 7,035 of such shares are owned by Mrs. Sharon Hyatt.

[6] 98,555 of such shares are owned by Mr. Meekins. 320,900 of such shares are owned by Mr. Meekins and his wife. 109,925 of such shares are allocated to Mr. Meekins as a participant in the Company's ESOP. 3,300 of such shares relate to exercisable options granted to Mr. Meekins.

[7] 125,620 of such shares are owned by Mr. Pennington and his wife. 1,650 of such shares relate to exercisable options granted to Mr. Pennington.

[8] 38,020 of such shares are owned by Mr. Schultz. 16,500 of such shares are owned by Mr. Schultz and his wife. 1,650 of such shares relate to exercisable options granted to Mr. Schultz.

[9] 48,610 of such shares are owned by Mr. Stock. 66,000 shares are held by First Financial Partners, Inc., a private investment company of which Mr. Stock serves as Chairman. 1,650 of such shares relate to exercisable options granted to Mr. Stock.

[10] 176 of such shares are held by Mr. Bevivino and his wife. 460 of such shares are allocated to Mr. Bevivino as a participant in the Company's ESOP. 3,300 of such shares relate to exercisable options granted to Mr. Bevivino.

[11] Includes a total of 289,671 shares of stock allocated to the executive officers as participants in the Company's ESOP and a total of 23,100 shares relating to options granted to directors and executive officers of the Company.

PRINCIPAL SHAREHOLDERS

The following table presents information regarding the beneficial ownership of Common Stock as of March 9, 2007 by each person known to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Alan J. Hyatt[12] Sharon G. Hyatt 200 Westgate Circle, Suite 200 Annapolis, Maryland 21401	1,438,962	15.72%
Louis Hyatt [13] 200 Westgate Circle, Suite 200 Annapolis, Maryland 21401	950,867	10.39%
Melvin E. Meekins, Jr. [14] 200 Westgate Circle, Suite 200 Annapolis, Maryland 21401	532,680	5.82%

[12] 76,670 of such shares are owned by Mr. Alan Hyatt. 1,225,059 of such shares are owned by Mr. Alan Hyatt and his wife, Sharon G. Hyatt. Mr. Alan Hyatt controls 21,120 shares as custodian for his children. 105,778 of such shares are allocated to Mr. Alan Hyatt as a participant in the Company's ('ESOP'). 3,300 of such shares relate to exercisable options granted to Mr. Alan Hyatt. 7,035 of such shares are owned by Mrs. Sharon Hyatt.

[13] 901,362 of such shares are owned by Mr. Louis Hyatt. 47,718 of such shares are owned by Mr. Louis Hyatt and his wife. 1,787 of such shares are allocated to Mr. Louis Hyatt as a participant in the Company's ESOP. Louis Hyatt is the father of Alan J. Hyatt.

[14] 98,555 of such shares are owned by Mr. Meekins. 320,900 of such shares are owned by Mr. Meekins and his wife. 109,925 of such shares are allocated to Mr. Meekins as a participant in the Company's ESOP. 3,300 of such shares relate to exercisable options granted to Mr. Meekins.

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

Proposal 1: Election of Directors

General. Our Board of Directors consists of nine members divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years and until their successors are elected and qualified. One class is elected annually. We have nominated three directors for election at the annual meeting, which is the number of directorships fixed for the election of directors.

We have nominated the persons named below, all of whom are present members of the Board of Directors of the Company, for election to serve until the 2010 annual meeting of shareholders:

Name of Individual	Age[15]	Principal Occupation for Last Five Years
Melvin Hyatt	74	*Melvin Hyatt* has been a director of the Company since its inception and a director of Severn Savings Bank, FSB (the "Bank") since 1978. He is a retired restaurant owner and was formerly employed by the Housing Authority of the City of Annapolis, Maryland. Mr. Hyatt is the uncle of Alan J. Hyatt and the brother of Louis Hyatt.
S. Scott Kirkley	54	*S. Scott Kirkley* has been a director and Secretary/Treasurer of the Bank since 1980, Senior Vice President from 1989 to 2006, and now serves as Executive Vice President. He has served in the same capacities for the Company since 1990. Mr. Kirkley has been employed by the Bank on a full-time basis since 1987 and has primary responsibility for the Bank's residential loan operations.
Albert W. Shields	62	*Albert W. Shields* was elected as a director of the Company and the Bank in December 2003. He is presently the Vice President of Sales for the Northeast Region of HD Builder Solutions Group. He was the Chief Executive Officer of Floors, Inc. from 1986 until 2002 when the company was sold to The Home Depot. Mr. Shields has been involved in the real estate and development market, and the building supply industry for the past 35 years.

Directors Continuing in Office. The directors continuing in office whose terms will expire at the 2008 annual meeting of shareholders are:

Name of Individual	Age[15]	Principal Occupation for Last Five Years
Ronald P. Pennington	67	*Ronald P. Pennington* has been a director of the Company since its inception and a director of the Bank since 1980. Mr. Pennington has owned and operated an independent tool distributorship since 1985, and now is a retired investor.
T. Theodore Schultz	67	*T. Theodore Schultz* has been a director of the Company since its inception and a director of the Bank since 1986. Mr. Schultz is self-employed and owns Schultz and Company, Inc. He is an enrolled agent, accredited tax advisor with an accounting and tax practice in the Annapolis, Maryland area since 1971.

[15] As of December 31, 2006

Directors Continuing in Office. The directors continuing in office whose terms will expire at the 2009 annual meeting of shareholders are:

Name of Individual	Age[15]	Principal Occupation for Last Five Years
Alan J. Hyatt	52	*Alan J. Hyatt* has been Chairman of the Board and President of the Bank since 1982, having previously served as an officer and director since 1978. He has also served as the Chairman of the Board and President of the Company since 1990. Mr. Hyatt has been a partner in the law firm of Hyatt & Weber, P.A., in Annapolis, Maryland since 1978, and is a real estate broker with Arundel Realty Services, LLC, also in Annapolis, Maryland. Mr. Hyatt spends approximately 50% of his professional time on the affairs of the Bank and the Company and the balance on his law practice.
Melvin E. Meekins, Jr.	65	*Melvin E. Meekins, Jr.* joined the Bank as a director and Executive Vice President in April 1983, and he serves in the same capacity for the Company. Mr. Meekins is the Bank's Principal Operating Officer. Mr. Meekins has been employed in the savings and loan industry since 1962.
Louis DiPasquale, Jr.	84	*Louis DiPasquale, Jr.* has been a director since the inception of the Company and the Bank in 1946. Mr. DiPasquale has been the owner/operator of the Motel Carlton in Baltimore, Maryland since 1964. Mr. DiPasquale served as Secretary/Treasurer of the Bank from 1964 to 1978.
Keith Stock	54	*Keith Stock* served as a Director of the Bank and the Company from April 1990 to December 1993, and was re-elected in 2003. Mr. Stock has served as President of MasterCard Advisors, LLC, a MasterCard International business since 2004. Previously he served in management positions with consulting firms CapGemini Ernst & Young, AT Kearney and McKinsey & Co., as well as Chairman and Chief Executive Officer of First Financial Investors, Inc. and its bank holding company, St. Louis Bank, FSB.

[15] As of December 31, 2006

The Board of Directors and Committees. Our Board of Directors generally meets on a monthly basis, or as needed. During the year ended December 31, 2006, our Board of Directors met twelve times. No director attended fewer than 75% in the aggregate of (a) the total number of board meetings held while the director was a member during the year ended December 31, 2006 and (b) the total number of meetings held by committees on which the director served during the year ended December 31, 2006.

It is the policy of the Board of Directors to encourage directors to attend each annual meeting of shareholders. Such attendance allows for direct interaction between shareholders and members of the Board of Directors. All the directors except Mr. Schultz attended the 2006 Annual Meeting of Shareholders.

Director Independence. The Board of Directors examines the independence of our directors on an annual basis in both fact and appearance to promote arms-length oversight. Based upon the definition of an "independent director" under Rule 4200 of the Nasdaq marketplace Rules, the Board of Directors has determined that the Company has a majority of "independent" directors that comprise its Board as required by the corporate governance rules of Nasdaq. Independent directors as of December 31, 2006 consisted of: Louis DiPasquale, Jr., Melvin Hyatt, Ronald Pennington, T. Theodore Schultz, Albert W. Shields and Keith Stock. The Board believes that these directors are independent because they are not executive officers or employees of the Company and otherwise satisfy all of the Nasdaq independence requirements and, in the opinion of the Board of Directors, are not individuals having a relationship which will interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In determining independence, the Board considered that Mr. Melvin Hyatt is the uncle of Alan J. Hyatt, and the brother of Louis Hyatt; however, the Board concluded that Mr. Melvin Hyatt was independent because he abstains from voting on matters involving Alan J. Hyatt or Louis Hyatt.

Corporate Governance Committee

On March 16, 2004, the Board of Directors adopted a Corporate Governance Committee Charter. The Company's Corporate Governance Committee is comprised of at least three members, each appointed by the Board of Directors, and is responsible for developing a set of corporate governance policies for the Company. The Bank's Corporate Governance Committee consists of Louis DiPasquale, Jr.; Ronald Pennington; T. Theodore Schultz; Albert W. Shields; and Keith Stock. The Corporate Governance Committee met one time in 2006. Beginning in 2007, the committee, in addition to setting corporate governance policies of the Company, will be responsible for establishing criteria for selecting new directors, and identifying, screening and recruiting new directors. In addition, the committee will select members for the various Board of Director committees, determine director and committee member compensation and consider the establishment of a process for shareholders to submit recommendations of director candidates and to communicate with the Board.

Nominating Committee

The Company's nominating committee consists of the full Board of Directors, however, only the independent directors may vote on nominations. A director is "independent" as defined under Rule 4200 of the Nasdaq Marketplace Rules. The Board has determined that the following directors are independent: Louis DiPasquale, Jr.; Melvin Hyatt; Ronald Pennington; T. Theodore Schultz; Albert W. Shields; and Keith Stock. While the nominating committee will consider nominees recommended by shareholders, it has not actively solicited recommendations from shareholders for nominees nor established any procedures for this purpose, other than the procedures contained in the Bylaws concerning nominations of candidates by shareholders. The Company's Bylaws provide that if a shareholder wishes to submit nominations for directors, it should be done in writing and sent to the Secretary of the Company at least 60 days prior to the Annual Meeting of Shareholders. The Governance Committee intends to consider whether policies and procedures for shareholder nominations are necessary beyond those set forth in the Bylaws. Our Board in its capacity as the nominating committee met one time during 2006. This year's nominees were selected by the full Board and approved by the independent directors after evaluating each nominee's general business acumen, the nominee's knowledge of the Company and its business activities. In addition to the aforementioned criteria, the Board considers the investment in the Company made by the nominee as demonstrated by the number of shares owned by each such nominee. The Board's process for identifying and evaluating director nominees relates to the general business acumen and knowledge of the Company and its business activities. Board membership longevity is also evaluated when considering the nomination of current Board members. There was no third party paid to identify or assist in finding candidates for the Board of Directors.

Compensation Committee

The Company has no compensation committee because the Company has no employees. The executive officers of the Company are employed and paid by the Bank. The Bank has a compensation committee. The primary functions of the Compensation Committee are to review and refine the Bank's executive compensation philosophy and guiding principles to reflect the Company's mission, values and long-term strategic objectives and to adopt and administer the Company's executive compensation programs in a manner that furthers the Company's strategic goals and serves the interests of our shareholders. The role of the Compensation Committee is described in greater detail under the section entitled "Compensation Discussion and Analysis". The Bank's Compensation Committee consists of: Louis DiPasquale, Jr.; Melvin Hyatt; Ronald Pennington; T. Theodore Schultz; Albert W. Shields; and Keith Stock. Each of the members of the Bank's Compensation Committee is independent under the rules of the Nasdaq Stock Market. The Compensation Committee met one time in 2006.

Scope of Authority of the Compensation Committee. The scope of the Compensation Committee's authority and responsibilities is set forth in its charter, a copy of which is attached as Appendix A to this proxy statement. The chairperson, in consultation with other members of the Committee sets the agenda of each meeting. As provided under the Committee's charter, the Committee may delegate its authority to special subcommittees as the Committee deems appropriate, consistent with the applicable law and Nasdaq listing standards.

The Role of Management in Determining or Recommending Executive Compensation. As part of the review process, each executive provides input into the performance of the Company and the performance of each executive officer, including himself. However, no executive officer participates in the Committee's deliberations or decisions.

Role of Compensation Consultants in Determining or Recommending Executive Compensation. Under its charter, the Compensation Committee has authority to retain, at the Company's expense, such counsel, consultants, experts and other professionals as it deems necessary. To date, the Committee has not relied on compensation consultants. Instead, the Committee performs an informal survey of area companies and banks and reviews the compensation practices of the surveyed companies.

Audit Committee

T. Theodore Schultz, Chairman, Ronald Pennington, Keith Stock and Albert W. Shields serve as the Company's Audit Committee. As of the date of this Proxy Statement, each of the Audit Committee members is an "independent director" under the rules of the Nasdaq Stock Market and the applicable SEC rules. The Audit Committee's responsibilities are described in a written charter that was adopted by the Board of Directors of the Company, a copy of which is attached as Appendix B to our proxy statement. The Board has determined that Keith Stock is the Audit Committee's "financial expert," as such term is defined by applicable federal securities laws. The Audit Committee met four times in 2006.

Audit Committee Report

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements for the fiscal year ended December 31, 2006 with the Company's management. The Audit Committee has discussed with Beard Miller Company LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees.* The Audit Committee has received the written disclosures and the letter from Beard Miller Company LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* and has discussed with Beard Miller Company LLP the independence of Beard Miller Company LLP. Based on the review and discussions described in this paragraph, the Audit Committee recommended to the Company's Board of Directors that the Company's audited consolidated financial statements for the fiscal year ended December 31, 2006 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Audit Committee Members:

T. Theodore Schultz, Chairman
Ronald Pennington
Albert W. Shields
Keith Stock

Recommendation: The Board recommends a vote "FOR" all three nominees for director.

Proposal 2: Ratification of appointment of independent auditor.

General

We have appointed Beard Miller Company LLP as independent auditor for the year ending December 31, 2007. If you do not ratify the selection of the independent auditor, the Audit Committee and the Board will reconsider the appointment. However, even if you ratify the selection, the Board may still appoint a new independent auditor at any time during the year if it believes that a change would be in the best interests of the Company and its shareholders.

Relationship with Independent Auditors

Beard Miller Company LLP, who performed audit services for us in 2006, including an audit of the consolidated financial statements and services related to filings with the Securities and Exchange Commission, has served as our accountants since 2003. Beard Miller Company LLP performed all of its services in 2006 at customary rates and terms. Representatives of Beard Miller Company LLP will be present at the meeting, will be available to respond to your appropriate questions and will be able to make such statements as they desire.

Audit Fees. The aggregate fees billed by Beard Miller Company LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2006 and December 31, 2005 and the review of the financial statements included in the Company's Forms 10-Q for fiscal years 2006 and 2005 totaled $163,095 and $94,406, respectively.

Audit-Related Fees. There were no fees billed by Beard Miller Company LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements for the fiscal years ended December 31, 2006 and December 31, 2005 and that are not disclosed in the paragraph captioned "Audit Fees" above.

Tax Fees. The aggregate fees billed by Beard Miller Company LLP for professional services rendered for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2006 and December 31, 2005 were $17,750 and $13,651, respectively.

All Other Fees. There were no fees billed by Beard Miller Company LLP for products and services, other than the services described in the paragraphs "Audit Fees," "Audit-Related Fees," and "Tax Fees" above for the fiscal years ended December 31, 2006 and December 31, 2005.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

Among its other duties, the Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services provided by the independent auditor. On an ongoing basis, management communicates specific projects and categories of service for which the advance approval of the Audit Committee is requested. The Audit Committee reviews these requests and advises management if the Committee approves the engagement of the independent auditor. Pursuant to its pre-approval policies and procedures, the Audit Committee approved the foregoing audit and permissible non-audit services provided by Beard Miller Company LLP in fiscal 2006.

The Audit Committee reviews summaries of the services provided by Beard Miller Company LLP and the related fees and has considered whether the provision of non-audit services is compatible with maintaining the independence of Beard Miller Company LLP.

Recommendation. The Board of Directors recommends a vote "FOR" the ratification of the selection of Beard Miller Company LLP as the independent auditor for the year ending December 31, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Background

Because we do not have any employees, compensation decisions are made by the Compensation Committee of the Bank's Board of Directors. The non-employee directors, consisting of Louis DiPasquale, Jr., Melvin Hyatt, Ronald Pennington, T. Theodore Schultz, Albert W. Shields and Keith Stock serve as members of the Compensation Committee. Melvin Hyatt, a director of the Bank, does not participate in compensation decisions relating to our Chairman, President and Chief Executive Officer Alan J. Hyatt, his nephew.

The Compensation Committee operates under a written charter adopted by the Board of Directors. The responsibilities of the Committee include:

- To adopt, review and refine an executive compensation philosophy and guiding principles that reflect the Company's mission, values and long-term strategic objectives;
- To administer the Company's executive compensation programs in a manner that furthers the Company's strategic goals and serves the interests of our shareholders;
- To evaluate and determine the total compensation levels of the chief executive officer and other executive officers;
- To make recommendations regarding stock option grants; and
- To recommend to the Board the compensation arrangements with non-employee directors.

Objectives of Our Compensation Program

The primary objectives of the Compensation Committee with respect to executive compensation are:

- To attract and retain the best possible executive talent;
- To tie annual and long-term cash and stock incentives to achievement of corporate and individual performance objectives; and
- To align executives' incentives with stockholder value creation.

To achieve these objectives, the Compensation Committee has implemented and maintains compensation plans that tie a substantial portion of executives' overall compensation to the financial performance of the Company. Overall, the total compensation opportunity is intended to create an executive compensation program that is set at the median competitive levels of comparable public savings and loan companies and when our performance is at a commensurate median competitive level.

The Bank's executive officers have no employment contracts. Annually, the Bank's Compensation Committee evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to its peer group. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity are considered and compared to its peer group. In addition, the Compensation Committee interviews each executive officer individually and collectively to evaluate performance of the company and the individual executive officers. This input is used to determine the total compensation package for each executive officer, and the allocation between the different components within the compensation package. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Compensation Components

Compensation consists of the following components:

Base Salary. Base salary is designed to reward the performance of our executive officers in the daily fulfillment of their responsibilities to us. Base salaries for our executives are established based on the scope of their responsibilities and historical compensation levels, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Bonus. Our annual bonus plan for our executives provides for a cash bonus, dependent upon the level of achievement of corporate and personal goals. The Compensation Committee approves the annual award for the Chief Executive Officer and for each other Executive Officer. The annual bonuses are designed to reward executive officers for achieving our annual corporate financial goals and for achieving individual annual performance objectives.

Long-Term Incentive Program. We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. In connection with this, our board of directors has adopted the Severn Bancorp, Inc. Stock Option and Incentive Plan, which was ratified by our shareholders at the 1998 annual meeting. The plan is designed to advance the interest of the Company through providing our executive officers, select key employees and directors with the opportunity to acquire shares and thereby align their interest with those of our shareholders. By encouraging such stock ownership, we seek to attract, retain and motivate the best available personnel for positions of substantial responsibility and to provide additional incentive to our directors and key employees and to promote the success of the business. The plan provides that the exercise price must be the market value per share, defined as the average of the highest and lowest selling price of our stock on the Nasdaq Stock Market on such date, or if there were no sales on such date, then the mean between the bid and asked price on such date. Generally, such options granted become vested and exercisable, on a cumulative basis, with respect to 20% of the optioned shares upon each of the first five anniversary dates of the grant. The awarding to directors of options is not subject to vesting rules. Our Compensation Committee acts as the Stock Option Committee under the Stock Option and Incentive Plan.

Other Compensation. Our executive officers participate in other employee benefit plans generally available to all employees, including the following:

- The Bank maintains a 401(k) plan, and contributes, on behalf of each participating employee, a matching contribution of 50% of salary deferred by an employee up to 6% of each participant's salary. The Bank's plan also allows a non-matching profit sharing contribution to be determined at the discretion of the Board of Directors.
- The Company maintains an Employee Stock Ownership Plan (the "ESOP") for employees of the Bank and its subsidiaries. The ESOP provides an opportunity for the employees of the Bank to become shareholders and thus strengthen their direct interest in the success of the Bank. In addition, the ESOP assists the Bank in attracting and retaining capable personnel. As of December 31, 2006, a total of 792,356 shares of the Company's Common Stock were owned by the ESOP, of which 782,908 shares were allocated to employees.
- The Bank provides Messrs. Meekins and Kirkley with the use of a company owned automobile and pays or reimburses them for all insurance, maintenance, registration and fuel costs. In addition, the Bank contributes toward payment of their health insurance premiums in excess of the amounts that would otherwise be contributed.

In addition, our executive officers receive modest executive benefits, including health insurance; however, the Compensation Committee in its discretion may revise, amend or add to the officer's executive benefits if it deems it advisable. We believe these benefits are currently below median competitive levels for comparable companies. We have no current plans to make changes to the levels of benefits provided.

Determination of Executive Compensation

Traditionally, the Compensation Committee reviews our executive compensation program in November of each year, although decisions in connection with new hires and promotions are made on an as-needed basis. As part of the review process, each executive provides input into the performance of the company and the performance of each executive officer, including himself. However, no executive officer participates in the Committee's deliberations or decisions. Each executive's current and prior compensation is considered in setting future compensation. In addition, the Committee performs an informal survey of area companies and banks and reviews the compensation practices of the surveyed companies. To some extent, the compensation plan (base salary, bonus and stock options) is similar to the elements used by many companies; however, additional emphasis on fair treatment of all employees requires that we limit executive salaries at a level that does not prohibit us from competing for quality employees. The exact salary, annual bonus and stock option grants are chosen in an attempt to balance our competing objectives of fairness to all employees and attracting and retaining executive officers. Based on the informal survey of area companies and banks, the performance of the Company and each of the executive officers in 2006, the committee awarded a bonus to Mr. Hyatt, Mr. Meekins, and Mr. Kirkley totaling approximately 10% more than the bonus awarded to them in 2005. The Committee also awarded a bonus to Mr. Bevivino totaling approximately 67% more than the bonus awarded to him in 2005. This larger percentage increase was because the Committee concluded that in addition to meeting the criteria for determining the bonus for the other executive officers, Mr. Bevivino served as Chief Financial Officer for all of 2006, while he served in that role for only a part of 2005. In addition, the Committee determined that each executive officer would receive a base salary increase for 2007 of approximately 5%. The Committee had given Mr. Hyatt, Mr. Meekins and Mr. Bevivino a base salary increase for 2006 of approximately 6%. Mr. Kirkley received a base salary increase of approximately 8% for 2006.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R. This accounting standard requires us to record as compensation expense the grant date fair value of a stock option over the life of the option. Prior to the adoption of FAS 123R, no compensation expense was required to be recorded in connection with stock options granted at fair market value. The Stock Option Committee intends to consider the compensation expense of option grants when making future awards; however, given that, traditionally, the Compensation Committee has not made large grants of option awards to our executive officers and employees, we do not expect that the compensation expense associated with option grants will have a material adverse effect on our reported earnings.

Generally, Section 162(m) of the Internal Revenue Code of 1986, and the IRS regulations adopted under that section, which are referred to collectively as Section 162(m), denies a deduction to any publicly held corporation, such as the Company, for certain compensation exceeding $1,000,000 paid during each calendar year to each of the chief executive officer and the four other highest paid executive officers, excluding, among other things, certain qualified performance-based compensation. Our policy is to maximize the tax deductibility of compensation paid to our most highly compensated executives under Section 162(m). For example, our Stock Option and Incentive Plan is intended to satisfy an exemption for "qualified performance-based compensation" under Section 162(m). We do not believe that Section 162(m) will have a material, adverse effect on us in 2007.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section appearing above with our management. Based on this review and these discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in this proxy statement.

Compensation Committee Members:

Louis DiPasquale, Jr.
Melvin Hyatt
Ronald Pennington
T. Theodore Schultz
Albert W. Shields
Keith Stock

The information contained in this Compensation Committee Report is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Compensation Committee Report will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we may specifically incorporate it by reference into a future filing.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and our other executive officers during 2006:

Summary Compensation Table for 2006

Name and Principal Position	Year	Salary (1)	Bonus (1)	Option Awards (2)	All Other Compensation (3)	Total
Alan J. Hyatt President and Chief Executive Officer	2006	$265,000	$191,000	$ 16,515	$11,307	$483,822
Melvin E. Meekins, Jr. Executive Vice-President	2006	$318,250	$135,300	$ 17,519	$34,440	$505,509
S. Scott Kirkley Executive Vice-President	2006	$225,000	$82,500	$ 17,519	$24,396	$349,415
Thomas G. Bevivino Executive Vice-President and Chief Financial Officer	2006	$159,000	$50,000	$ 17,519	$12,262	$238,781

1 Amounts reflect compensation for services rendered in 2006.

2 Amounts calculated utilizing the provisions of Statement of Financial Accounting Standards ("SFAS") 123R, "Share-based Payments." See note 11 of the Consolidated Financial Statements in our Annual Report for the year ended December 31, 2006 regarding assumptions underlying valuation of equity awards.

3 All other compensation consisted of the following elements:

Name and Principal Position	Year	Health Care Contribution (1)	401 (k) Matching Contribution (2)	ESOP Plan (3)	Auto Expenses (4)	Total
Alan J. Hyatt President and Chief Executive Officer	2006	$ -	$5,000	$6,307	$ -	$ 11,307
Melvin E. Meekins, Jr. Executive Vice-President	2006	$5,225	$6,600	$6,307	$13,608	$34,440
S. Scott Kirkley Executive Vice-President	2006	$5,225	$6,600	$6,307	$ 6,264	$24,396
Thomas G. Bevivino Executive Vice-President and Chief Financial Officer	2006	$ -	$6,270	$5,992	$ -	$12,262

1 Amounts reflect contributions made by the Company for the executive's health insurance premiums in excess of the amounts the Company would otherwise contribute.

2 Amounts reflect matching contributions made by the Company for the executive's 401(k) plan.

3 Amounts reflects contributions made by the Company to the executive's ESOP account.

4 The Company provides automobiles for the exclusive use of Mr. Meekins and Mr. Kirkley. In addition, the Company also pays or reimburses these executives for all insurance, maintenance, registration and fuel costs. Amounts shown reflect the aggregate incremental cost of such automobiles including depreciation and other costs.

Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to the plan based awards granted during 2006 to each of our executive officers listed in the Summary Compensation Table:

Grants of Plan-Based Awards for 2006

Name and Principal Position	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (1)
Alan J. Hyatt President and Chief Executive Officer	02/21/06	16,500	$18.900	$ 96,294
Melvin E. Meekins, Jr. Executive Vice-President	02/21/06	16,500	$17.182	$102,150
S. Scott Kirkley Executive Vice-President	02/21/06	16,500	$17.182	$102,150
Thomas G. Bevivino Executive Vice-President and Chief Financial Officer	02/21/06	16,500	$17.182	$102,150

[1] Amounts calculated utilizing the provisions of Statement of Financial Accounting Standards ("SFAS") 123R, "Share-based Payments." See note 12 of the Consolidated Financial Statements in our Annual Report for the year ended December 31, 2006 regarding assumptions underlying valuation of equity awards. There were no stock awards in 2006.

Narrative to Summary Compensation Table and Plan-Based Awards Table

The Company does not have employment agreements with the executive officers. Salary and bonus decisions concerning executive officers are made by the Compensation Committee as described above in "Compensation Discussion and Analysis."

On February 21, 2006, the Compensation Committee awarded incentive stock options under our Stock Option and Incentive Plan to our executive officers. The exercise price was based on the market value per share of our common stock on the date of grant, except that as required by the Internal Revenue Code laws and regulations and the provisions of our plan relating to incentive stock options granted to persons owning more than 10% of our common stock, the option price for Mr. Hyatt was equal to 110% of the market value per share. These options will become vested and exercisable in five, equal annual installments of 20% upon each of the first five anniversaries of the date of the grant, except that the options will become immediately exercisable upon the death or permanent disability of the holder or, at the discretion of the Compensation Committee, upon a change of control of the Company. The options will expire five years from the grant date.

Outstanding Equity Awards at Fiscal Year-End Table

The following table includes certain information with respect to the value of all unexercised options previously awarded to the executive officers listed in the Summary Compensation Table as of December 31, 2006:

Outstanding Equity Awards at Fiscal Year End 2006

Name and Principal Position	Option Awards: Number of Securities Underlying unexercised Options Exercisable	Option Awards: Number of Securities Underlying Unexercised Options Available	Option Exercise Price	Option Expiration Date
Alan J. Hyatt President and Chief Executive Officer	-	16,500[(1)]	$18.900	02/21/11
Melvin E. Meekins, Jr. Executive Vice-President	-	16,500[(1)]	$17.182	02/21/11
S. Scott Kirkley Executive Vice-President	-	16,500[(1)]	$17.182	02/21/11
Thomas G. Bevivino Executive Vice-President and Chief Financial Officer	-	16,500[(1)]	$17.182	02/21/11

[1] Options will vest in five equal annual installments of 20% upon each of the first five anniversaries of the date of grant on February 21, 2006.

Options Exercised and Stock Vested

No options were exercised by an executive officer in 2006. The Stock Option and Incentive Plan does not authorize the issuance of stock awards and the Company has no outstanding stock awards.

Potential Payments upon a Termination of Employment or Change of Change in Control

We do not have employment agreements, severance or "change in control" agreements with our executive officers.

Under our stock option and incentive plan, all outstanding stock options automatically will become exercisable upon the termination of the employment of the holder due to death or permanent disability.

In the event of a "change in control," as defined in our stock option and incentive plan, all outstanding stock options will become immediately exercisable, as determined by the Compensation Committee in its sole discretion. Our plan defines "change of control" to mean: (i) the sale of all, or a material portion, of the assets of the Company; (ii) a merger or recapitalization in the Company whereby the Company is not the surviving entity; (iii) an acquisition by which a person becomes a controlling shareholder within the meaning of federal banking regulations; or (iv) the acquisition, directly or indirectly, of the beneficial ownership (within the meaning of that term as it is used in Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) of ten percent or more of the outstanding voting securities of the Company by any person, entity, or group; provided, however, that a change in control of the Company shall not include the acquisition or disposition of securities of the Company by any person in control of the Company at the time of the adoption of the plan and shall not include any subsequent acquisition or disposition of the securities of the Company by any person owned or controlled by, or under common control with, a person in control of the Company at the time of the adoption of this Plan.

In the event of a change of control, the Committee, in their discretion, will take one or a combination of the following actions to be effective as of the date of such change in control:

- provide that such options shall be assumed, or equivalent options shall be substituted by the acquiring or succeeding corporation, or

- provide that the participants will receive upon the closing of the change in control transaction a cash payment for each option surrendered equal to the difference between (1) the market value of the consideration to be received for each share of our common stock in the change in control transaction times the number of shares subject to a surrendered Option and (2) the aggregate exercise price of such surrendered options.

The following table sets forth the intrinsic value of the unvested stock options held by each executive officer named in the Summary Compensation Table as of December 31, 2006 that would become vested upon termination of employment of the executive due to death or permanent disability or, assuming that the Committee so elects, the occurrence of a change in control as described above:

Name and Principal Position	Amount ($)(1)
Alan J. Hyatt President and Chief Executive Officer	$ 4,224
Melvin E. Meekins, Jr. Executive Vice-President	$26,928
S. Scott Kirkley Executive Vice-President	$26,928
Thomas G. Bevivino Executive Vice-President and Chief Financial Officer	$26,928

[1] Calculated based on the difference between the closing price of our common stock on December 31, 2006 and the exercise price of unvested stock options as of such date, multiplied by the number of outstanding options.

In the event that the employment of an executive officers was terminated for any other reason on December 31, 2006, none of the unvested options would vest and all such options would expire.

In the event that the employment of an executive officer was terminated due to disability or death on December 31, 2006, they or their estate would be entitled to payments under disability or life insurance plans that we maintain for full-time employees.

Director Compensation

The Company does not compensate its directors. Each director of the Company is also a director of the Bank. Meetings of the directors of the Company are held immediately before or after meetings of the directors of the Bank. Non-employee directors of the Bank received $2,000 per meeting of the Board of Directors attended in 2006. In addition, each non-employee member of a committee of the Board of Directors of the Bank received a fee as follows: $300 per Compliance Committee meeting; $350 per Stock Option Committee meeting; $600 per Cash Audit Committee meeting; $800 per Compensation

Committee meeting; $800 per Corporate Governance Committee meeting; and $800 per Audit Committee meeting. The Chairman of each committee received an additional $250 per meeting. A total of $167,679 was paid as directors' fees and committee fees for the Bank in 2006.

Effective January 1, 2007, the non-employee directors are entitled to receive $2,200 per attended meeting. In addition, each committee member will receive the following: $300 per Compliance Committee meeting; $350 per Stock Option Committee meeting; $600 per Cash Audit Committee meeting; $850 per Compensation Committee meeting; $800 per Corporate Governance Committee meeting; and $850 per Audit Committee meeting. The Chairman of each committee will receive an additional $260 per meeting.

Non-employee directors are also eligible to receive stock options under our stock option and incentive plan. On February 21, 2006, each of Messrs. DiPasquale, Melvin Hyatt, Pennington, Schultz, Shields and Stock each received an option to purchase 1,650 shares of our common stock at an exercise price of $17.182 per share. The options are exercisable immediately and terminate five years from the date of grant.

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006:

Director Compensation for 2006

Name	Year	Fees earned or paid in cash [1]	Option Awards [2]	Total
Louis DiPasquale, Jr.	2006	$24,800	$8,865	$33,665
Melvin Hyatt	2006	$25,750	$8,865	$34,615
Ronald P. Pennington	2006	$30,950	$8,865	$39,815
T. Theodore Schultz	2006	$31,200	$8,865	$40,065
Albert W. Shields	2006	$26,000	$8,865	$34,865
Keith Stock	2006	$26,650	$8,865	$35,515

[1] For 2006, each non-employee director received $2,000 for each Board of Directors meeting, and fees ranging from $300 to $800 for each Board of Directors committee meeting. In addition, the chairman of the various Board of Directors committees received a fee of up to $250 per committee meeting.

[2] Amounts calculated utilizing the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments." See Note 12 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2006 regarding assumptions underlying valuation of equity awards. Because the options were immediately exercisable, the amounts reported in this column represent the grant date fair value of each stock option award. At December 31, 2006, the aggregate number of options awards outstanding for each director was as follows: Louis DiPasquale, Jr. 750; Melvin Hyatt 1,650; Ronald P. Pennington 1,650; T. Theodore Schultz 1,650; Albert W. Shields 1,650; Keith Stock 1,650.

Compensation Committee Interlocks and Insider Participation

No member of our Board's Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serve as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serve as a member of the board of directors of any other company that has an executive officer serving as a member of our Board's Compensation Committee.

Melvin Hyatt, a member of the compensation committee, is the brother of Louis Hyatt and the uncle of Alan J. Hyatt, each of whom engaged in certain transactions with us as described below.

Certain Transactions With Related Persons

Our Board of Directors is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related party transactions.

Alan J. Hyatt, who is an affiliated person by virtue of his stock ownership and positions as director and President of the Company and the Bank, is a partner of the law firm of Hyatt & Weber, P.A., which serves as general counsel to the Company and the Bank. The law firm of Hyatt & Weber, P.A. received fees in the amount of $325,380 for services rendered to the Company and to the Bank and its subsidiaries for the year ended December 31, 2006. The law firm received $401,979 in fees from borrowers who obtained loans from the Bank for the year ended December 31, 2006. Additionally, that law firm received $7,872 in trustee's commissions arising from the sale of foreclosed real estate by the Bank. Mr. Hyatt's interest in such fees and commissions is undeterminable.

Two subsidiaries of the Bank, Homeowner's Title and Escrow Corporation, and Hyatt Commercial leased space during 2006 at 1925 West Street on a month to month basis from 1925 West, LLC. Alan J. Hyatt is a partner of the entity that owns 1925 West, LLC. The rent paid in 2006 totaled $55,974. Homeowner's Title and Escrow Corporation and Hyatt Commercial, Inc. moved to the Company's new headquarters effective in 2007 and no longer lease space from 1925 West, LLC.

Louis Hyatt, a 10% shareholder and the brother of Melvin Hyatt and the father of Alan J. Hyatt is a real estate broker at Hyatt Commercial, a wholly owned subsidiary. As a real estate broker, Louis Hyatt earned $144,612 in commissions from Hyatt Commercial. In addition, Hyatt Commercial provided health insurance benefits to Louis Hyatt at a cost of $9,874.

In March 2007, the Company adopted written policies and procedures regarding approval of transactions between the Company and any employee, officer, director and certain of their family members and other related persons required to be reported under Item 404 of Regulation S-K.. Under these policies, a majority of the disinterested members of the Audit Committee must approve any transaction between the Company and any related party that involve more than $10,000. If a majority of the members of the Audit Committee are interested in the proposed transaction, then the transaction must be approved by a majority of the disinterested members of the Board (excluding directors who are employees of the Company). The Chair of the Audit Committee has the delegated authority to pre-approve or ratify (as applicable) any related party transaction in which the aggregate amount involved is expected to be less than $120,000. In determining whether to approve or ratify a related party transaction, the Audit Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction. After adopting this policy, the Audit Committee ratified each of the transactions described above and approved the continuation of such transactions for the current year on substantially the same term and conditions. .

DATE FOR SUBMISSION OF SHAREHOLDER PROPOSALS FOR INCLUSION IN PROXY STATEMENT

Any proposal that a Company shareholder wishes to have included in the Company's proxy statement and form of proxy relating to the Company's 2008 annual meeting of shareholders under Rule 14a-8 of the Securities and Exchange Commission must be received by the Company's Secretary at Severn Bancorp, Inc., 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401 on or before November 21, 2008. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and form of proxy for such meeting any shareholder proposal that does not meet the requirements of the Securities and Exchange Commission in effect at the time, including Rule 14a-8.

In addition, shareholders are notified that the deadline for providing the Company timely notice of any shareholder proposal, submitted outside of the Rule 14a-8 process for consideration at the Company's 2008 annual meeting of shareholders, is February 5, 2008. As with respect to any proposal which the Company does not have notice on or prior to February 5, 2008, discretionary authority shall be granted to the persons designated in the Company's proxy related to the 2008 annual meeting of shareholders to vote on such proposal.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company's Annual Report to Shareholders for the year ended December 31, 2006 accompanies this Proxy Statement.

Upon receipt of a written request, the Company will furnish to any shareholder without charge a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and the exhibits thereto required to be filed with the Commission under the Securities Exchange Act of 1934. Such written request should be directed to:

S. Scott Kirkley
Executive Vice President and Secretary
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401

The Form 10-K is not part of the proxy solicitation materials.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of.1934, as amended, requires the Company's directors, certain officers and persons who own more than 10% of its Common Stock, to file with the Securities and Exchange Commission initial reports of ownership of the Company's equity securities and to all subsequent reports when there are changes in such ownership. Based on a review of reports submitted to the Company, the Company believes that during the fiscal year ended December 31, 2006 all Section 16(a) filing requirements applicable to the Company's officers, directors, and more than 10% owners were complied with on a timely basis, including all required filings by the Company's directors, officers, and more than 10% beneficial owners on Forms 3, 4, or 5, as applicable, to satisfy the reporting requirements under federal securities laws, except for the following: (1) the untimely filing of Form 4's relating to the stock option grant on February 21, 2006 to Messrs. DiPasquale, Melvin Hyatt, Pennington, Schultz, Shields, Stock, Alan Hyatt, Meekins, Kirkley and Bevivino. The deadline to file the Form 4's was February 25, 2006, however the Form 4's were filed on March 21, 2006, (2) the untimely filing of a Form 4 relating to the acquisition by Keith Stock, a director of the Company, or 416 shares of Common Stock on December 16, 2006. The deadline for filing the Form 4 for that transaction was December 20, 2006, however the Form 4 was filed on February 5, 2007.

COMMUNICATIONS WITH DIRECTORS

If any shareholder wishes to communicate with a member of the Board of Directors, the shareholder may communicate in writing to 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401, attention: S. Scott Kirkley, via first class mail, or by facsimile at (410) 841-6296. Shareholders may also speak with the directors who attend our annual meeting of shareholders.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors does not know of any other matters to be presented for action by the shareholders at the Annual Meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote such proxy in accordance with the determination of a majority of the Board of Directors. The enclosed proxy confers discretionary authority to vote with respect to any and all of the following matters that may come before the Meeting: (i) matters which the Company did not receive notice by February 6, 2007 were to be presented at the meeting; (ii) approval of the minutes of a prior meeting of the shareholders, if such approval does not amount to ratification of the action taken at the meeting; (iii) the election of any person to any office for which a bona fide nominee named in this Proxy Statement is unable to serve or for good cause will not serve; (iv) any proposal omitted from this Proxy Statement and the form of the proxy pursuant to Rules 14a-8 or 14a-9 under the Securities Exchange Act of 1934; and (v) matters incident to the conduct of the meeting.

By order of the Board of Directors

S. Scott Kirkley
Secretary

Annapolis, Maryland
March 21, 2007

Appendix A

SEVERN BANCORP, INC.

COMPENSATION COMMITTEE CHARTER

This Compensation Committee Charter (the "Charter") has been adopted by the Board of Directors (the "Board") of Severn Bancorp, Inc. (the "Company").

I. Purpose

The Compensation Committee (the "Committee") is responsible for formulating, evaluating and approving the compensation of the Company's executive officers (as that term is defined in Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act")), overseeing all compensation programs involving the issuance of the Company's stock and other equity securities of the Company, reviewing and discussing with the Company's management the Compensation Discussion and Analysis and preparing the Committee's report thereon for inclusion in the Company's annual proxy statement in accordance with applicable rules and regulations.

II. Composition

The Committee shall be comprised of three or more members, all of whom must qualify as independent directors ("Independent Directors") under the listing standards of the Nasdaq Stock Market, Inc. ("Nasdaq"), subject to any exceptions contained in such listing standards.

In order for options granted by this Committee to qualify for exemption from Section 16(b) of the Exchange Act, members of this Committee or any subcommittee appointed for such purpose must also meet the definition of Non-Employee Director as defined in Rule 16b-3 of the Exchange Act or any successor rule thereto.

The Committee members shall be appointed by the Board, upon recommendation of the Nominating and Corporate Governance Committee. The Board shall appoint one member of the Committee as chairperson. If the Board fails to elect a chairperson, the Committee members shall elect a chairperson from their members. The chairperson shall be responsible for leadership of the Committee, including overseeing the agenda, presiding over the meetings and reporting to the Board. If the Committee chairperson is not present at a meeting, the remaining members of the Committee may designate an acting chairperson.

The members shall serve for a term of one year or until their successors shall be appointed and qualified. No member of the Committee shall be removed except by majority vote of the full Board. The Board shall have the authority to fill vacancies or add additional members to the Committee.

A member shall promptly notify the Committee and the Board if the member is no longer an Independent Director and such member shall be removed from the Committee unless the Board determines that an exception to the Independent Director requirement is available under the Nasdaq rules with respect to such member's continued membership on the Committee.

A member shall promptly notify the Committee if the member is no longer a Non-Employee Director; however, such member shall not be required to be removed from the Committee unless he or she is no longer an Independent Director.

III. Meetings and Procedures

Consistent with the Company's articles of incorporation, bylaws and applicable state law, the following shall apply:

- The Committee shall fix its own rules of procedure, which shall be consistent with the bylaws of the Company and this Charter.
- The Committee shall meet at least annually and more frequently as circumstances require. Members may participate by telephone.
- The chairperson of the Committee or a majority of the members of the Committee may call special meetings of the Committee.
- The chairperson, in consultation with other members of the Committee shall set the length of each meeting and the agenda of items to be addressed at each meeting and shall circulate the agenda to each member of the Committee in advance of each meeting.
- A majority of the members of the Committee shall constitute a quorum.
- The Committee may request that any directors, officers or employees of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee and/or provide such pertinent information as the Committee requests, except that the Chief Executive Officer (the "CEO") of the Company shall not attend any meeting of the Committee (or portion thereof) at which the CEO's compensation is determined.
- Following each of its meetings, the Committee shall deliver a report on the meeting to the Board, including a description of all actions taken by the Committee at the meeting.
- The Committee shall keep written minutes of its meetings, which minutes shall be maintained by the Company with the books and records of the Company. The chairperson may designate an officer or employee of the Company to serve as secretary to the Committee.

IV. Responsibilities and Duties of the Compensation Committee

Executive Officer Compensation

1. Based upon corporate goals and objectives approved by the Board, review and approve annually the Company's goals and objectives relevant to the compensation of the CEO,

evaluate annually the CEO's performance in light of those goals and objectives, and consistent with the requirements of any employment agreement, determine the CEO's compensation based on this evaluation.

2. Evaluate the Company's performance and relative shareholder return, the value of compensation and incentive awards to chief executive officers at comparable companies, the awards granted to the CEO in prior years and the CEO's current and expected contribution to the Company's success when determining the long-term component of the CEO's compensation.

3. Based upon corporate goals and objectives approved by the Board, review and approve annually the Company's goals and objectives relevant to the compensation of the other executive officers of the Company, evaluate annually the other executive officers' performances in light of these goals and objectives and consistent with the requirements of any employment agreement, determine such other officers' compensation.

4. The Committee shall review annually and determine the following with respect to the CEO and the executive officers of the Company: (i) the annual base salary level, (ii) the annual incentive opportunity level, (iii) the long-term incentive opportunity level, (iv) employment agreements, severance agreements, change in control agreements/provisions and other compensatory arrangements, in each case as, when and if appropriate, and (e) any special or supplemental benefits, in each case subject to the terms of any existing applicable employment agreement terms.

5. Determine the Company's policy with respect to the application of Section 162(m) of the Code.

6. Monitor compliance with legal prohibitions on loans to directors and officers of the Company.

Compensation and Equity-Based Plans

7. Review and recommend to the Board cash incentives and deferred compensation plans for executive officers, including any modification to such plans, and oversee the performance objectives and funding for executive officer incentive plans.

8. Review and recommend to the Board incentive compensation plans and equity-based plans, including, to the extent permitted by such plans, the implementation and administration of such plans.

9. Review the competitive position of, and approve changes to, the compensation plans, equity-based plans and other practices of the Company relating to compensation and benefits.

10. In conjunction with the Audit Committee, review and approve compensation paid to family members of executive officers and directors.

Compensation of Directors and Committee Members

11. Determine the compensation payable to directors and members of committees of the board, including the Chairman of the Board and the Chairman of each committee, other than directors that are also salaried employees of the Company.

Compensation Report

12. Review and discuss with the Company's management the Compensation Discussion and Analysis section required under Item 402 of Regulation S-K, as it may be amended from time to time. Based on this review and discussion, the Committee shall determine whether to recommend to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K or proxy statement for the annual shareholders meeting.

13. Provide, over the names of the members of the Compensation Committee, the required Compensation Committee Report for the Company's Annual Report on Form 10-K or proxy statement for the annual shareholders meeting.

Evaluation and Other

14. Review and evaluate the performance of the Committee and its members annually, including a review of the compliance of the Committee with this Charter and an assessment of the adequacy of this Charter and recommendation to the Board of any improvements the Committee considers necessary or valuable.

15. Perform such other duties and responsibilities as may be assigned to the Committee from time to time by the Board.

V. Subcommittees

The Committee may, by resolution passed by a majority of the Committee, designate one or more subcommittees, each subcommittee to consist of one or more of the members of the Committee. The Committee may delegate such authority to a subcommittee as the Committee deems appropriate, consistent with applicable law and Nasdaq listing standards.

VI. Investigations and Studies; Outside Advisors

The Committee may conduct or authorize investigations into or studies of matters within the scope of the Committee's duties and responsibilities, and may retain, at the Company's expense, such counsel, consultants, experts and other professionals as it deems necessary.

Date of Adoption: December 19, 2006

Appendix B

SEVERN BANCORP, INC.
AUDIT AND EXAMINING COMMITTEE CHARTER

General

This charter establishes the duties of the Audit and Examining Committee (the "Audit Committee") of the Board of Directors of Severn Bancorp, Inc. (the "Company"). The Audit Committee's purpose is to: (A) oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company; and (B) prepare an audit committee report as required by the SEC's rules to be included in the Company's annual proxy statements.

The Audit Committee will review and assess the adequacy of this written charter annually and recommend changes to the Board of Directors when necessary. The Audit Committee will report its activities to the full Board of Directors on a regular basis and make such recommendations to the Board of Directors as the Audit Committee may deem necessary or appropriate.

The Audit Committee shall be entitled to rely on (i) those persons and organizations within and outside the Company that it receives information from and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors).

Membership Requirements

The Audit Committee members will be appointed by the Board of Directors. The Committee shall be comprised of three or more members as determined by the Board of Directors. Each member must meet the following conditions: (i) be independent as defined under Rule 4200(a)(15) of The Nasdaq Stock Market, Inc. (except as set forth in Rule 4350 (d)(2)(B)); (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 (subject to the exemptions provided in Rule 10A-3(c)); (iii) not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. Additionally, the Company must have at least one member of the Audit Committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The composition of the Audit Committee and its independence will be reviewed periodically by the Board of Directors. A member shall promptly notify the Audit Committee and the Board of Directors if the member no longer meets applicable independence requirements.

The Board of Directors shall elect or appoint a chairperson of the Audit Committee (or, if it does not do so, the Audit Committee members shall elect a chairperson by vote of a majority of the full Audit Committee); the chairperson will have authority to act on behalf of the Audit Committee between meetings.

Meetings

The Audit Committee will meet at least four times per year on a quarterly basis or more frequently as circumstances require. Minutes of all meetings will be maintained and will be approved by the Audit Committee. One or more meetings may be conducted in whole or in part by telephone conference call or similar means if it is impracticable to obtain the personal presence of each Audit Committee member.
The Audit Committee may request, and the Company shall make available, any officer or employee of the Company (including any member of the internal audit or accounting staff), the Company's inside or outside counsel, independent auditors or other individuals or entities (whether or not employed by the Company and including any corporate governance employees and individuals or entities performing internal audit services as independent contractors) to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Duties and Responsibilities

The independent auditors must report directly to the Audit Committee. The Audit Committee is directly responsible for the resolution of disagreements between management and the auditor regarding financial reporting.

The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Audit Committee shall ensure its receipt from the independent auditors of a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1, and shall actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. The Audit Committee shall take, or shall recommend that the full Board of Directors take, appropriate action to oversee the independence of the outside auditor.

The Audit Committee shall established a policy regarding pre-approval of all audit and non-audit services provided by the independent auditor.

The Chairman of the Audit Committee and the Audit Committee Financial Expert (as defined in applicable SEC regulations) shall review the Company's Annual Report on Form 10-K and Quarterly Report on Form 10-Q prior to management's filing of the document with the SEC.

If no other committee of the Board of Directors has been delegated with the responsibility of reviewing and approving related party transactions for potential conflict of interest, the Audit Committee shall conduct such review and approval.

The Audit Committee will prepare an audit committee report as required by the SEC, for inclusion in the Company's annual proxy statement.

The Audit Committee will review with management and its independent auditors the content and the basis for reports, issued to comply with the laws and regulations required under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA).

The Audit Committee will review with management and compliance officer(s) the Company's compliance with laws and regulations, including the laws and regulations relating to safety and soundness designated by the FDIC and appropriate federal banking agency.

The Audit Committee shall make such other recommendations to the Board on such matters, within the scope of its function, as may come to its attention and which in its discretion warrant consideration by the Board of Directors.

The Audit Committee shall perform (i) any other functions required by applicable laws, rules, regulations or listing requirements and (ii) such other duties and responsibilities as may be assigned to the Audit Committee from time to time by the Board of Directors.

Authorization of the Company's Whistleblower's Policy

The Audit Committee shall establish procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

Delegation

Any duties and responsibilities of the Audit Committee, including, but not limited to, the authority to preapprove all audit and permitted non-audit services of the auditor, may be delegated to one or more members of the Audit Committee or a subcommittee of the Audit Committee. The decisions of any member to whom authority is delegated to preapprove an audit or permitted non-audit service of the auditor shall be presented to the full Audit Committee at each of its scheduled meetings.

Other

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to engage outside auditors for special audits, reviews and other procedures and to retain special counsel and other advisors, experts or consultants, as it determines necessary to carry out its duties. The Audit Committee will determine the extent of funding necessary for the payment of (1) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (2) compensation to any advisors retained by the Audit Committee; and (3) the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties, all of which will be provided by the Company.

Limitations

The Audit Committee is responsible for the duties and responsibilities set forth in this charter, but its role is oversight and therefore it is not responsible for either the preparation of the Company's financial statements or the auditing of the Company's financial statements. The members of the Audit Committee are not employees of the Company and are not required to be accountants or auditors by profession or experts in accounting or auditing. The management of the Company has responsibility for preparing the Company's consolidated financial statements and implementing internal controls and the independent auditors have the responsibility for auditing the financial statements and monitoring the effectiveness of the internal controls, subject, in each case, to the oversight of the Audit Committee described in this charter. The review of the financial statements by the Audit Committee is not of the same character or quality as the audit performed by the independent auditors. The oversight exercised by the Audit Committee is not a guarantee that the financial statements will be free from mistake or fraud. In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible in order to best react to a changing environment.

SHAREHOLDER INFORMATION

Board of Directors

Alan J. Hyatt
Chairman of the Board

Louis DiPasquale, Jr.
Motel Owner/Operator

Melvin Hyatt
Retired Investor

Melvin E. Meekins, Jr.
Executive Vice President
of Severn Bancorp, Inc.

S. Scott Kirkley
Executive Vice President,
Secretary and Treasurer
of Severn Bancorp, Inc.

Ronald P. Pennington
Retired investor

T. Theodore Schultz
President Schultz and Co., Inc.
Accounting and tax practice

Keith Stock
President
Mastercard Advisors

Albert W. Shields
Vice President of Sales for the
Northeast Region of HD Builder
Solutions Group, a division of
The Home Depot

Investor Relations

S. Scott Kirkley
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
skirkley@severnbank.com

Corporate Officers

Alan J. Hyatt
President and
Chief Executive Officer

Melvin E. Meekins, Jr.
Executive Vice President

S. Scott Kirkley
Executive Vice President

Thomas G. Bevivino
Executive Vice President and
Chief Financial Officer

Corporate Headquarters

200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
Toll free: (800) 752-5854
Fax: (410) 841-6296

Internet Address

www.severnbank.com

Branch Locations

Annapolis Branch
1917 West Street
Annapolis, MD 21401
Phone: (410) 268-4554

Glen Burnie Branch
413 Crain Highway, S.E.
Glen Burnie, MD 21061
Phone: (410) 768-6900

Edgewater Branch
3083 Solomons Island Road
Edgewater, MD 21037
Phone: (410) 956-3700

Westgate Branch
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000

Independent Auditors

Beard Miller Company LLP
100 West Road
Suite 404
Baltimore, MD 21204

General Counsel

Hyatt & Weber, P.A.
200 Westgate Circle, Suite 500
Annapolis, MD 21401

SEC Counsel

Blank Rome, LLP
600 New Hampshire Ave., NW
Washington, D.C. 20037

Stock Exchange Listing

The common stock of Severn Bancorp, Inc. is traded on the Nasdaq Capital market under the symbol "SVBI"

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 01016
Attn: Investor Relations
Phone: (800) 368-5948

Annual Meeting

The Annual Meeting of stockholders will be held on April 25, 2007 at 7:30 P.M. at the Doubletree Hotel
210 Holiday Court
Annapolis, MD 21401

Severn Bancorp, Inc.

200 Westgate Circle, Suite 200
Annapolis, MD 21401
410-260-2000
www.severnbank.com

END